This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investments dealer, broker, bank manager, lawyer or other professional. No securities regulatory authority in Canada or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, or the adequacy of the information contained in this document and it is an offense to claim otherwise. If you require assistance with the procedures for voting, including completing your proxy, please contact the Corporation's proxy solicitation agent, Carson Proxy, at North American toll free phone at 1-800-530-5189, local and text: 416-751-2066 or by email at info@carsonproxy.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF LONCOR GOLD INC.

TO BE HELD ON DECEMBER 11, 2025

AND

MANAGEMENT INFORMATION CIRCULAR

with respect to an

ARRANGEMENT

involving

LONCOR GOLD INC.

and

CHENGTUN GOLD ONTARIO INC.

RECOMMENDATION TO SHAREHOLDERS:

THE BOARD OF DIRECTORS OF LONCOR GOLD INC. UNANIMOUSLY
(WITH INTERESTED DIRECTORS ABSTAINING), AFTER RECEIVING
THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE OF
INDEPENDENT DIRECTORS, RECOMMENDS THAT SHAREHOLDERS
VOTE FOR
THE ARRANGEMENT RESOLUTION

Dated November 10, 2025

November 10, 2025

Dear Shareholders:

On behalf of the board of directors (the "Board") of Loncor Gold Inc. (the "Corporation"), you are cordially invited to attend the special meeting (the "Meeting") of the holders (the "Shareholders") of common shares of the Corporation ("Shares"), which is scheduled to be held on December 11, 2025, at 11:00 a.m. (Toronto time) at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada.

The Arrangement

At the Meeting, you will be asked to consider and, if thought advisable, pass a special resolution (the "Arrangement Resolution") approving a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario), pursuant to which Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively the "Purchaser"), will, among other things, acquire all of the issued and outstanding Shares, as contemplated by the arrangement agreement between the Corporation and the Purchaser dated October 14, 2025 (the "Arrangement Agreement").

Upon the Arrangement becoming effective, Shareholders will be entitled to receive Cdn$1.38 per Share in cash (the "Consideration").  The Consideration represents a premium of approximately 48% to the 60-day volume weighted average trading price ("VWAP") of the Shares, a premium of approximately 33% to the 30-day VWAP of the Shares, and a premium of approximately 16% to the closing price of the Shares as at October 10, 2025 (the last trading day prior to the announcement of the Arrangement) on the Toronto Stock Exchange (the "TSX").  Details regarding the Arrangement Resolution and the Arrangement are set out in the accompanying management information circular of the Corporation dated November 10, 2025 (the "Information Circular").

Pursuant and subject to the plan of arrangement giving effect to the Arrangement substantially in the form set out in Appendix "A" to the Information Circular (the "Plan of Arrangement"), each stock option of the Corporation ("Option") and common share purchase warrant of the Corporation ("Warrant" and with the Shares and Options, the "Securities") outstanding at the effective time of the Arrangement, will be deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such Option or Warrant, as applicable.

Fairness Opinion

The Board retained Stifel Nicolaus Canada Inc. ("Stifel") to, among other things, provide an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration to Shareholders.  On October 12, 2025, Stifel provided the Fairness Opinion to the Board and the Special Committee (as defined herein) to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

- ii -

The full text of the Fairness Opinion is attached as Appendix "D" to the Information Circular.

Voting and Support Agreements

Certain holders of Securities (the "Supporting Securityholders"), including each of the directors and executive officers of the Corporation and as well as Resolute Canada 2 Pty Ltd, entered into voting and support agreements with the Purchaser (each, a "Voting and Support Agreement"), pursuant to which each of the Supporting Securityholders has agreed to, among other things, vote their Shares in favour of the Arrangement Resolution. The Shares subject to the Voting and Support Agreements represent approximately 38% of the issued and outstanding Shares on a non-diluted basis

Reasons for the Plan of Arrangement and Board Recommendation

The Board formed a special committee of independent members of the Board (the "Special Committee") to, among other things, review and consider the Arrangement.  The Special Committee is comprised of Kevin R. Baker K.C. (Chair), Richard J. Lachcik and William R. Wilson.  Based on its consideration of the reasons set out below and all other information available to it, the Special Committee concluded that the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders, from a financial point of view, and that the Arrangement is in the best interests of the Corporation. The Special Committee therefore determined to unanimously recommend to the Board that it (i) determine that the Consideration to be received by the Shareholders is fair, from a financial point of view; (ii) determine that the Arrangement is in the best interests of the Corporation; (iii) approve the Arrangement, including the execution, delivery and performance by the Corporation of the Arrangement Agreement and the Voting and Support Agreements; and (iv) unanimously recommend that Shareholders vote FOR the Arrangement Resolution.

The Board, after consultation with its financial and legal advisors and based upon, among other things, the unanimous recommendation of the Special Committee and the receipt of the Fairness Opinion, has determined (with interested directors abstaining) that: (a) the Consideration to be received by Shareholders is fair, from a financial point of view; and (b) the Arrangement is in the best interests of the Corporation.  Accordingly, the Board unanimously recommends (with interested directors abstaining) that Shareholders VOTE FOR the Arrangement Resolution.  The determinations of the Special Committee and the Board were based on various factors described more fully in the accompanying Information Circular.  The following are some of the principal reasons for the recommendation:

  Significant Premium.  The Consideration represents a premium of approximately 48% to the 60-day VWAP of the Shares, a premium of approximately 33% to the 30-day VWAP of the Shares, and a premium of approximately 16% to the closing price of the Shares as at October 10, 2025 (the last trading day prior to the announcement of the Arrangement) on the TSX.
  All-Cash Consideration.  The all-cash consideration provides Shareholders with certainty of value and immediate liquidity, while removing financing, market and development risks. The Consideration payable under the Arrangement is expected to allow each such Shareholder to dispose of their Shares without incurring brokerage fees or commissions.
  Canvass of Strategic Alternatives.  From 2020 to 2025, the Corporation has been actively engaged in identifying potential strategic transactions or other strategic alternatives in the best interests of the Corporation and its shareholders, including a potential sale of the Corporation or the Imbo Project.  In total, the Corporation signed confidentiality agreements with and provided data to 30 interested parties.  Discussions were advanced with a number of these parties and between 2022 and 2024 the Corporation received several non-binding proposals which did not advance.  None of these were as favourable to the Corporation as the Arrangement.  The Special Committee and the Board believe that the Arrangement represents the Corporation's highest price and the highest price reasonably attainable for Shareholders in the near future.

- iii -

  Support for the Transaction.  The Supporting Securityholders have entered into the Voting and Support Agreements, pursuant to which they have agreed to, among other things, vote in favour of the Arrangement at the Meeting, unless the Arrangement Agreement is terminated.  The Shares subject to the Voting and Support Agreements represented approximately 38% of the issued and outstanding Shares on a non-diluted basis as at the date of signing the Arrangement Agreement.
  No Financing Condition.  The Purchaser has represented that, at the effective date of the Arrangement, the Purchaser will have sufficient funds available to satisfy the aggregate consideration for the Shares, Options, Warrants and any other amounts payable by the Purchaser in connection with the Arrangement in accordance with the terms of the Arrangement Agreement.  The Purchaser's obligations under the Arrangement Agreement are backstopped by an affiliate with sufficient financial resources. The Arrangement Agreement does not contain any financing condition.
  Fairness Opinion.  Receipt of the Fairness Opinion from Stifel, acting as independent financial advisor to the Board, concluding that, based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.
  Other Factors.  The Special Committee and the Board also considered the Arrangement with reference to the financial condition and results of operations of the Corporation, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and the Corporation's financial position.

Approval Requirements

To become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.  To the knowledge of the Corporation, after reasonable inquiry, the votes attached to 30,167,409 Shares (representing approximately 16.64% of the Shares outstanding as at the record date for the Meeting) will be excluded in determining whether a simple majority of the votes has been cast in favour of the Arrangement Resolution.  The closing of the Arrangement is also subject to customary closing conditions, including approval by the Ontario Superior Court of Justice (Commercial List), and the satisfaction of certain other conditions.

If the necessary approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed by the end of December 2025 and, pursuant to the Plan of Arrangement, then as a Shareholder (unless you are a Dissenting Shareholder (as defined in the Information Circular)), holder of Options or holder of Warrants ("Warrantholder"), you will receive payment for your Shares, Options and/or Warrants, respectively, shortly after closing of the Arrangement.  Once all of the steps to effect the Arrangement are completed, the Shares will be delisted from the TSX within two or three trading days following the completion of the Arrangement, and will also be delisted from the FSE and no longer quoted on the OTCQX.  The Corporation will also make an application to cease to be a reporting issuer in each of the Canadian provinces in which it is a reporting issuer as of the date of the Arrangement Agreement and on closing of the Arrangement the Corporation will commence the process to terminate its reporting requirements under the United States Securities Exchange Act of 1934, as amended.

- iv -

The accompanying notice of special meeting (the "Notice of Meeting") and Information Circular contain a detailed description of the Arrangement and set forth the actions to be taken by Shareholders at the Meeting.  You should carefully consider all of the relevant information in the Notice of Meeting and the Information Circular and consult with your financial, legal, tax or other professional advisors if you require assistance.

Voting Your Securities

The Board wishes to convey the importance of the Meeting.  Each Shareholder's vote is important regardless of how many Shares you own.  The Board urges registered Shareholders (the "Registered Shareholders") to complete, date and sign the applicable form of proxy and deliver it in accordance with the instructions set out in such form of proxy and in the Information Circular.  Completed forms of proxy should be returned in the envelope provided for that purpose to the Corporation's transfer agent and registrar, TSX Trust Company, at 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, Attention: Proxy Dept., at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice).  Alternatively, you may submit your vote via the internet with your 12-digit control number at www.voteproxyonline.com.  Please do this as soon as possible.  Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not a Registered Shareholder and hold your Shares through a broker, financial institution, trustee, custodian or other nominee who holds securities on your behalf or in the name of a clearing agency (an "Intermediary"), you should follow the instructions provided by your Intermediary to vote your Shares.

If you require assistance with the procedures for voting, including completing your proxy, please contact the Corporation's proxy solicitation agent, Carson Proxy, at North American toll free phone at 1-800-530-5189, local and text: 416-751-2066 or by email at info@carsonproxy.com.

Letter of Transmittal

If the Arrangement is approved and completed, prior to payment for Shares or Warrants, as applicable, TSX Trust Company will require a letter of transmittal to be either completed by you, if you are a Registered Shareholder who is not a Dissenting Shareholder or a registered Warrantholder, as applicable, or completed by your Intermediary if you are a Beneficial Shareholder or, as applicable, a beneficial Warrantholder (i.e. not a registered Warrantholder) who holds your Warrants through an Intermediary (a "Beneficial Warrantholder").  Beneficial Shareholders who hold Shares or, as applicable, Beneficial Warrantholders who hold Warrants through an Intermediary will NOT receive a letter of transmittal directly and must ensure that their Intermediaries complete the necessary transmittal documents to ensure that they receive payment for their Shares or Warrants, as applicable, if the Arrangement is completed.  Holders of Shares or, as applicable, Warrants held through CDS Clearing and Depository Services Inc. need not take any action with respect to receiving the Consideration to which they are entitled pursuant to the Arrangement.  The letter of transmittal contains other procedural information relating to the Arrangement and should also be reviewed carefully.

- v -

Holders of Options will not receive a letter of transmittal, and are not required to complete a letter of transmittal to receive the consideration for their Options pursuant to the Arrangement.

If you have any questions about obtaining the Consideration to which you are entitled under the Arrangement, including with respect to completing the letter of transmittal, please contact TSX Trust Company, who will act as depositary under the Arrangement, at (416) 342-1091, toll-free in North America at 1 866-600-5869 or by email at tsxtis@tmx.com, or contact your professional advisor.

In the event that a postal strike, labour disruption or similar or related event prevents, delays or otherwise interrupts the delivery of the meeting materials, please see "General Information Concerning the Meeting and Voting" in the Information Circular for information on how to obtain and submit a form of proxy or voting instruction form, as applicable, and "Procedure for Exchange of Shares and Warrants - Letter of Transmittal - Registered Shareholders and Registered Warrantholders" in the Information Circular for information on how to obtain and submit a letter of transmittal.

If you require assistance with the procedures for voting, including completing your proxy, please contact the Corporation's proxy solicitation agent, Carson Proxy, at North American toll free phone at 1-800-530-5189, local and text: 416-751-2066 or by email at info@carsonproxy.com.

Shareholders are also advised that Registered Shareholders are provided with rights of dissent with respect to the Arrangement.  Please review the Information Circular carefully if you are contemplating exercising these rights.

On behalf of the Corporation, we would like to thank you for your past and ongoing support.

Yours truly,

(signed) "Arnold Kondrat"

Arnold Kondrat

Executive Chairman of the Board

- vi -

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LONCOR GOLD INC.

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Shares") of Loncor Gold Inc. (the "Corporation)  will be held on December 11, 2025 at 11:00 a.m. (Toronto time) at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada for the following purposes:

1. in accordance with the interim order of Ontario Superior Court of Justice (Commercial List) (the "Court") dated November 10, 2025 (the "Interim Order"), for Shareholders to consider, and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" to the accompanying management information circular of Corporation dated November 10, 2025 (the "Information Circular"), approving, among other things, a plan of arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving the Corporation and Chengtun Gold Ontario Inc. (the "Purchaser"), pursuant to which the Purchaser will, among other things, acquire all of the issued and outstanding Shares for cash consideration of Cdn$1.38 per Share (the "Consideration"), all as more particularly described in the Information Circular; and

2. to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The record date for determining Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on November 10, 2025 (the "Record Date").  Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting on the basis of one vote for each Share held.

The Arrangement has been unanimously recommended by a special committee of independent directors of the Corporation (the "Special Committee"). The Special Committee's recommendation is based on consultation with their legal advisors and careful consideration of, among other things, the fairness opinion prepared by Stifel Nicolaus Canada Inc. (the "Fairness Opinion").

The Special Committee having received the Fairness Opinion, and after receiving legal and financial advice and considering various other factors, unanimously recommended that the board of directors of the Corporation (the "Board") approve the Arrangement, including the execution, delivery and performance by the Corporation of the arrangement agreement between the Purchaser and the Corporation dated October 14, 2025 governing the Arrangement (the "Arrangement Agreement") and that Shareholders vote FOR the Arrangement Resolution.

The Board of Directors of the Corporation UNANIMOUSLY (with interested directors abstaining) determined, after receiving the recommendation of the Special Committee, that the Consideration to be received by the Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Corporation, and  UNANIMOUSLY (with interested directors abstaining) recommends that Shareholders VOTE FOR the Arrangement Resolution.  It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting.

- vii -

To become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

In approving the Arrangement and making its recommendation, the Board considered a number of factors as described in the Information Circular under the heading "The Arrangement - Determinations and Recommendations of the Special Committee and the Board".

See "General Information Concerning the Meeting and Voting" in the Information Circular for detailed instructions on how to attend and vote at the Meeting.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular that accompanies this Notice of Special Meeting.  A copy of the Information Circular, form of proxy, a form of letter of transmittal and a return envelope accompanies this Notice of Special Meeting. In order for registered Shareholders to receive the Consideration in cash per Share held, they must complete, sign and return the letter of transmittal together with their certificate(s) representing such Shareholders' Share and any other required documents and instruments to the depositary named in the letter of transmittal, in accordance with the procedures set out therein.

Your vote is important regardless of the number of Shares you own.  Only registered Shareholders ("Registered Shareholders"), or the persons they appoint as their proxyholders, are permitted to vote at the Meeting.  Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy to the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, Attention: Proxy Dept., at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice).  Alternatively, you may submit your vote via the internet at www.voteproxyonline.com.  Please do this as soon as possible.  Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Beneficial Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions  provided by their broker or intermediary.

Pursuant to section 185 of the OBCA, as modified by the Plan of Arrangement (as defined in the Information Circular), the Interim Order, and any other order of the Court, Registered Shareholders have the right to dissent in respect of the Arrangement Resolution.  If the Arrangement becomes effective, a Registered Shareholder who dissented in respect of the Arrangement Resolution (each, a "Dissenting Shareholder") is entitled to be paid the fair value of such Dissenting Shareholder's Shares, which fair value shall be determined as of the close of business on the business day before the Arrangement Resolution was adopted.  This right is described in further detail in the Information Circular under the heading "Dissent Rights", and a complete copy of section 185 of the OBCA is included as an appendix to the Information Circular.

- viii -

Registered Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Shares, subject to strict compliance with section 185 of the OBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court. The right to dissent is described in the Information Circular under the heading "Dissent Rights" and the text of the Interim Order is set forth in Appendix "E" to the Information Circular. Failure to comply strictly with the requirements set forth in section 185 of the OBCA, as modified, may result in the loss of any right of dissent.  It is strongly suggested that any Registered Shareholders wishing to dissent seek independent legal advice.

If you have any questions about obtaining the Consideration to which you are entitled for your Shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact TSX Trust Company, who will act as depositary under the Arrangement, at (416) 342-1091, toll-free in North America at 1 866-600-5869 or by email at tsxtis@tmx.com, or contact your professional advisor.

DATED the 10th day of November, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

OF LONCOR GOLD INC.

(signed) "Arnold Kondrat"

Arnold Kondrat

Executive Chairman of the Board

- ix -

(i)

(ii)

Management Contracts	84

Auditor, Transfer Agent and Registrar	84

Additional Information	84

Other Matters	84

Board Approval	84

Glossary of Defined Terms	85

Consent of Stifel Nicolaus Canada Inc.	100

APPENDIX "A" FORM OF ARRANGEMENT RESOLUTION	A-1

APPENDIX "B" DISSENT PROVISIONS OF THE OBCA	B-1

APPENDIX "C" PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	C-1

APPENDIX "D" FAIRNESS OPINION	D-1

APPENDIX "E" INTERIM ORDER	E-1

APPENDIX "F" NOTICE OF APPLICATION FOR THE FINAL ORDER	F-1

(iii)

LONCOR GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Information Contained in this Information Circular

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of management of the Corporation for use at the Meeting, and any adjournment(s) or postponement(s) thereof.

No broker, dealer, salesperson or other person is authorized to give any information or make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate.  For certainty, to the extent that any information provided on the Corporation's website is inconsistent with this Information Circular, you should rely on the information provided in this Information Circular.

All summaries of and references to the Arrangement Agreement, the Voting and Support Agreements and the Plan of Arrangement in this Information Circular are qualified in their entirety by the complete text of those documents.  The Arrangement Agreement and the Voting and Support Agreements are available on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile.  The Plan of Arrangement is attached hereto as Appendix "C".  You are urged to read carefully the full text of the Plan of Arrangement, the Arrangement Agreement and the Voting and Support Agreements.

Information in this Information Circular is given as at November 10, 2025, unless otherwise indicated.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation.  The delivery of this Information Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

Shareholders and other Securityholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular with respect to their particular circumstances.

NO SECURITIES REGULATORY AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Defined Terms

This Information Circular contains defined terms.  For a list of the defined terms used herein, see the "Glossary of Defined Terms" in this Information Circular.

Forward-Looking Information

Certain statements and information contained herein are not based on historical facts and constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities legislation.  Forward-looking statements are based on expectations, estimates and projections as of the date of this Information Circular.  Such information includes estimates, forecasts and statements with respect to, among other things: the ability of the Corporation and the Purchaser to consummate the Arrangement on the terms of the Arrangement Agreement; the timing and possible outcome of Shareholder approval, third-party consents or approvals and other approvals necessary to complete the Arrangement, including Court approval; the anticipated tax consequences of the Arrangement; and the delisting of the Shares from the TSX and the FSE and the Shares ceasing to be quoted on the OTCQX Market of the OTC Markets Group Inc. following the Arrangement.  Often, but not always, forward-looking statements can be identified by the use of words and phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are based on various assumptions such as the receipt of all required approvals, the satisfaction of the terms and conditions of the Arrangement Agreement, that the Arrangement will be completed within the expected timeframe, at the expected cost, and that the Corporation and the Purchaser will not fail to complete the Arrangement for any other reason, including but not limited to the matters discussed under the "Risk Factors" Section of this Information Circular.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the satisfaction or waiver of the conditions precedent to complete the Arrangement including the approval of the Arrangement by Shareholders and the Court; the receipt of all other required approvals to complete the Arrangement; the ability of the Parties to satisfy in a timely manner the conditions to the Closing of the Arrangement; the anticipated Effective Date of the Arrangement; the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the delay in or increase in cost of completing the Arrangement and the failure to complete the Arrangement for any other reason and the risks described under the heading "Risk Factors" in this Information Circular.  Additional risks and uncertainties regarding the Corporation that could cause actual events or actual results to differ materially from those contemplated by the forward-looking statements and information contained in this Circular may be found under the heading "Risk Factors" in the Corporation's annual information form dated March 31, 2025, which is available on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile and on EDGAR at www.sec.gov/search-filings.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this Information Circular and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable Securities Laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Notice and Access

The Corporation is not sending the meeting materials to Shareholders using notice-and-access delivery procedures as defined under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations.

Information for Registered Shareholders

As a Registered Shareholder, you may vote online ahead of the Meeting or you may sign the applicable enclosed form of proxy appointing the persons named in the proxy, or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Shares at the Meeting.

Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, Attention: Proxy Dept., not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice).

Alternatively, you may submit your vote via the internet at www.voteproxyonline.com.  Please do this as soon as possible.  Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Information for Beneficial Shareholders

This Information Circular and the accompanying materials are being sent to Registered Shareholders and Beneficial Shareholders, who are Shareholders who hold their Shares through a broker, investment dealer or other intermediary (an "Intermediary"). If you are a Beneficial Shareholder, you should follow the instructions of your Intermediary in order to ensure that your Shares are voted at the Meeting.

Applicable regulatory policy in Canada requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of the Meeting.  Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.

The voting instruction form supplied to you by your Intermediary will be similar to the proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.  If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

If a Beneficial Shareholder who receives either a voting instruction form or a form of proxy wishes to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the name(s) of the person(s) named in the form of proxy and insert the Beneficial Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form.  In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies, for return of the executed form or other method of response.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary.  It is recommended that inquiries of this kind be made well in advance of the Meeting.

See "General Information Concerning the Meeting and Voting".

Notice to Shareholders in the United States

THIS INFORMATION CIRCULAR AND THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY OTHER SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Corporation, a corporation existing under the Laws of the Province of Ontario, Canada, this Information Circular and the solicitation of proxies contemplated in this Information Circular are not subject to the proxy solicitation and disclosure requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and, therefore, this solicitation is not being effected in accordance with those proxy rules and regulations under the U.S. Exchange Act.  The  solicitation  of proxies is being made, and the transactions contemplated herein are being undertaken, by a Canadian issuer in accordance with applicable Canadian provincial corporate Laws and Securities Laws, and this Information Circular has been prepared in accordance with provincial disclosure requirements applicable in Canada.  Shareholders in the United States should be aware that disclosure requirements under such Canadian Laws are different from those of the United States applicable to registration statements and proxy statements under U.S. federal and state Securities Laws.  Shareholders in the United States should also be aware that other requirements under Canadian Laws may differ from those required under United States corporate and U.S. Securities Laws.

The enforcement by Shareholders of rights, claims and civil liabilities under U.S. federal or state Securities Laws may be affected adversely by the fact that each of the Corporation and the Purchaser exist under the Laws of the Province of Ontario, Canada, that some or all of their respective officers and directors or experts named herein, if any, are not residents of the United States and that all or substantially all of the respective assets of such persons are located outside the  United States.  You may not be able to sue a non-U.S. corporation or its officers or directors in a non-U.S. court for violations of U.S. federal or state Securities Laws.  It may be difficult to compel such parties or affiliates of a non-U.S. corporation to subject themselves to the jurisdiction of a court in the United States or  to enforce a judgment obtained from a court in the United States.  In addition, you should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions  against such persons predicated upon civil liabilities under the federal Securities Laws of the United States  or applicable Securities Laws of any state within the United States; or (ii) would enforce, in original actions,  liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or applicable Securities Laws of any state within the United States.

Shareholders in the United States should be aware that the financial statements and financial information of the Corporation, as publicly filed on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile and on EDGAR at www.sec.gov/search-filings, are prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differ in certain material respects from U.S. generally accepted accounting principles and thus may not be comparable in all respects to financial statements and information of U.S. companies.

Shareholders should be aware that the Arrangement, the transactions described in this Information Circular and the Arrangement Agreement, and the sale, exchange, exercise or disposition of any such securities discussed in this Information Circular may have tax consequences under Canadian or United States federal, state, or local Tax Law, as well as other, foreign Tax Law.  Such consequences for such holders may not be described fully herein.  See "Certain United States Federal Income Tax Considerations".  Such persons who are resident in, or citizens of, the United States  are advised to consult their own tax advisors to determine the particular United States Tax consequences to them of the Arrangement in light of their particular situation, as well as any Tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Currency

Unless otherwise indicated, all references to "Cdn$" are to Canadian dollars and all references to "US$" are to United States dollars.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

The information contained below is of a summary nature and therefore is not complete.  This summary information is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully.  Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the "Glossary of Defined Terms" in this Information Circular.

Q&A on the Arrangement

Q: Why did I receive this package of information?

A: On October 14, 2025, the Corporation entered into the Arrangement Agreement with the Purchaser pursuant to which, among other things, the Purchaser has agreed to acquire all of the issued and outstanding Shares pursuant to the Plan of Arrangement.  This acquisition is subject to, among other things, obtaining the approval of Shareholders.  Management  of the Corporation is soliciting your proxy, or vote, in connection with the Meeting and is providing this Information Circular in furtherance of that solicitation.

Q: What is a plan of arrangement?

A: A plan of arrangement is a statutory procedure under Ontario corporate law that allows companies to carry out transactions with the approval of the Court.  The Plan of Arrangement that you are being asked to consider will provide for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Shares for Cdn$1.38 per Share in cash.

Q: Where and when will the Meeting be held?

A: The Meeting will be held at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada, on December 11, 2025 at 11:00 a.m. (Toronto time).

Q: What are Shareholders being asked to vote on?

A: Shareholders are being asked to vote on a special resolution, the full text of which is set forth in Appendix "A" to this Information Circular, to approve the Plan of Arrangement, which provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Shares for Cdn$1.38 per Share in cash.

See "The Arrangement - Required Approvals - Shareholder Approval" and "General Information Concerning the Meeting and Voting - Particulars of Matters to be Acted Upon at the Meeting".

Q: What will I receive in the Arrangement?

A: Shareholders:  Pursuant to the Arrangement, each Share outstanding immediately prior to the Effective Time (other than any Share in respect of which Dissent Rights are exercised) will be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for Cdn$1.38 per Share in cash.

Optionholders:  Pursuant to the Arrangement, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Option shall, without any further action by or on behalf of a holder of such Option, be deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such Option, less applicable withholdings, and such Option shall immediately be cancelled.  For greater certainty, where such amount is zero or negative, none of the Corporation, the Depositary, nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option.

Warrantholders:  Pursuant to the Arrangement, each Warrant outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by or on behalf of a holder of such Warrant, be deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation (free and clear of all Liens) in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such Warrant, less applicable withholdings, and such Warrant shall immediately be cancelled.

See "The Arrangement - Description of the Arrangement" and "The Arrangement - Effects of the Arrangement".

Q: What is the premium being offered?

A: The Consideration represents a premium of approximately 48% to the 60-day VWAP of the Shares, a premium of approximately 33% to the 30-day VWAP of the Shares, and a premium of approximately 16% to the closing price of the Shares as at October 10, 2025 (the last trading day prior to the announcement of the Arrangement) on the TSX.

See also "The Arrangement - Background to the Arrangement" and "The Arrangement - Recommendation of the Special Committee and the Board".

Q: Does the Board support the Arrangement?

A: Yes.  The Board, having undertaken a thorough review of information concerning the Corporation, the Purchaser, and the terms of the Arrangement Agreement and after consulting with its financial and legal advisors, including receipt of the Fairness Opinion (attached hereto as Appendix "D") and the recommendation of the Special Committee, has UNANIMOUSLY determined (with interested directors abstaining) that the Arrangement is in the best interests of the Corporation and is fair, from a financial point of view, to the Shareholders.  Accordingly, the Board UNANIMOUSLY recommends that Shareholders VOTE FOR the Arrangement Resolution.  Each of the directors and executive officers of Corporation intends to vote any Shares owned, legally or beneficially, in favour of the Arrangement Resolution.

In making its recommendation, the Special Committee and the Board considered a number of factors which are described in this Information Circular under the heading "The Arrangement - Reasons for the Recommendations of the Special Committee and the Board".

See also "The Arrangement - Background to the Arrangement" and "The Arrangement - Determinations and Recommendations of the Special Committee and the Board".

Q: What approvals are required of Shareholders at the Meeting?

A: To become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with MI 61-101.  To the knowledge of the Corporation, after reasonable inquiry, the votes attached to 30,167,409 Shares (representing approximately 16.64% of the Shares outstanding as at the Record Date) will be excluded in determining whether a simple majority of the votes has been cast in favour of the Arrangement Resolution.

See "The Arrangement - Required Approvals - Shareholder Approval" and "General Information Concerning the Meeting and Voting - Particulars of Matters to be Acted Upon at the Meeting".

Q: Do other Shareholders support the Arrangement?

On October 14, 2025, in connection with the Arrangement, each of the Supporting Securityholders entered into a Voting and Support Agreement with the Purchaser.  The Supporting Securityholders beneficially own, or exercise control or direction over, an aggregate of 66,963,625 Shares, representing approximately 37% of the outstanding Shares on a non-diluted basis as of the date of this Information Circular.  The Supporting Securityholders including all of the directors and executive officers of Corporation, as well as Resolute Canada 2 Pty Ltd.  In addition, the Supporting Securityholders beneficially own, or exercise control or direction over, an aggregate of 8,775,000 Options.  Under the Voting and Support Agreements, each of the Supporting Shareholders has agreed, subject to the terms and conditions of the Voting and Support Agreements to, among other things, vote in favour of the Arrangement Resolution, all of the Shares currently legally and/or beneficially owned, directly or indirectly, or controlled or directed, directly or indirectly, by such Supporting Securityholder.

See "The Arrangement - Voting and Support Agreements".

Q: What other approvals are required for the Arrangement?

A: The Arrangement must be approved by the Court. which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Securityholders.  The Corporation will apply to the Court for the Final Order if Shareholders approve the Arrangement Resolution at the Meeting.

Completion of the Arrangement is also subject to the conditions precedent contained in the Arrangement Agreement having been satisfied.

See "The Arrangement - Required Approvals" and "The Arrangement - Procedure for the Arrangement to Become Effective".

Q: When will the Arrangement become effective?

A: If Shareholders approve the Arrangement Resolution, then it is anticipated that the Arrangement will be completed by the end of December 2025, subject to, among other things, obtaining the Court approval as well as the satisfaction or waiver of all other conditions precedent to completing the Arrangement.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A: Yes.  Shareholders should carefully consider the risk factors relating to the Arrangement.  Some of these risks include, but are not limited to, the following: (i) the Corporation could fail to complete the Arrangement or the Arrangement may be completed on different terms; (ii) there is no certainty that all conditions precedent to the Arrangement will be satisfied or waived; (iii) there is no certainty that the Arrangement Agreement will not be terminated prior to the completion of the Arrangement; (iv) there are restrictions on Corporation's ability to take certain actions; (v) the Termination Fee may discourage other parties from proposing an Acquisition Proposal or a Superior Proposal; (vi) the Corporation expects to incur substantial transaction-related costs in connection with the Arrangement; (vii) no continued benefit of Share ownership; (viii) potential payments to Registered Shareholders who exercise Dissent Rights could prevent the completion of the Arrangement; (ix) the directors and executive officers of the Corporation may have interests in the Arrangement that are different from those of Shareholders; (x) the pending Arrangement may divert the attention of the Corporation's management; (xi) the Fairness Opinion does not reflect changes in circumstances that may have occurred or that may occur between its delivery date and the completion of the Arrangement; (xii) the Corporation may be subject to securities class actions and derivative lawsuits; (xiii) the Corporation may face negative publicity; and (xiv) a Governmental Entity may initiate a review, investigation or legal process giving rise to a Law or Order prohibiting consummation of the Arrangement.

See "Risk Factors".

Q: What are the Canadian federal income tax consequences of the Arrangement?

A: Subject to the qualifications set forth in this Information Circular, a Resident Holder whose Shares are sold to the Purchaser for the Consideration pursuant to the Arrangement will be considered to have disposed of those Shares for proceeds of disposition equal to the aggregate fair market value of the Consideration.  As a result, a Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder's Shares immediately before the disposition.  Generally, a taxable capital gain realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income for that taxation year.  An allowable capital loss must be deducted from taxable capital gains realized by the Resident Holder in the year of disposition, in accordance with the detailed rules of the Tax Act.

Non-Resident Holders will generally not be taxable in Canada with respect to any capital gains generated on the disposition of Shares pursuant to the Arrangement as long as such Shares do not constitute "taxable Canadian property" as defined in the Tax Act.

For additional information and a general discussion of such Tax considerations, see "Certain Canadian Federal Income Tax Considerations".

Tax matters are complicated and the tax consequences of the Arrangement to you will depend on the facts of your particular circumstances.  Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q: What are the United States federal income tax consequences of the Arrangement?

A: Subject to the qualifications set forth in this Information Circular including, without limitation, the potential application of the PFIC (as defined herein) rules, a U.S. Holder (as defined herein) whose Shares are sold to the Purchaser for the Consideration pursuant to the Arrangement will be considered to have disposed of those Shares in a taxable transaction for an amount equal to the aggregate fair market value of the Consideration.  As a result, a U.S. Holder will generally recognize gain (or loss) to the extent that the fair market value of the Consideration exceeds (or is less than) the U.S. Holder's adjusted U.S. tax basis in the Shares immediately before the disposition.

For additional information and a general discussion of such tax considerations, see "Certain United States Federal Income Tax Considerations".

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE ARRANGEMENT TO YOU WILL DEPEND ON THE FACTS OF YOUR PARTICULAR CIRCUMSTANCES. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU SHOULD CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ARRANGEMENT TO YOU.

Q: What will happen to the Corporation if the Arrangement is completed?

A: If the Arrangement is completed, then all of the outstanding Shares will be owned by the Purchaser immediately following the Effective Time.  Following completion of the Arrangement, it is expected that the Shares will be delisted from the TSX within two or three trading days following such completion, and that the Shares will also be delisted from the FSE and no longer quoted on the OTCQX.  The Corporation will also make an application to cease to be a reporting issuer in each of the Canadian provinces in which it is a reporting issuer as of the date of the Arrangement Agreement and on closing of the Arrangement the Corporation will commence the process to terminate its reporting requirements under the U.S. Exchange Act.

See "The Arrangement - Effects of the Arrangement".

Q: Am I entitled to Dissent Rights?

A: Yes.  Under the Interim Order, Registered Shareholders are entitled to Dissent Rights but only if they follow the procedures specified in the OBCA, as modified by the Plan of Arrangement and the Interim Order.  If you wish to exercise Dissent Rights, you should review the requirements summarized in this Information Circular carefully and consult with your legal advisor.

See "Dissent Rights".

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, Securityholders will not receive any payment for any of their Securities in connection with the Arrangement, the Corporation will remain a reporting issuer in Canada and the United States and the Shares will continue to be listed and trade on the TSX and the FSE and continue to be quoted on the OTCQX.  The ongoing business of the Corporation may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Arrangement, and the Corporation could experience negative reactions from the financial markets, which could cause a decrease in the market price of Shares, particularly if the current market price reflects market assumptions that the Arrangement will be completed or completed on certain terms.

In certain circumstances, including, among other things, if the Corporation accepts a competing offer that the Board concludes is a Superior Proposal and the Arrangement Agreement is terminated, the Corporation will be required to pay the Termination Fee of Cdn$10 million to the Purchaser in connection with such termination.

See "The Arrangement Agreement - Termination of the Arrangement Agreement" and "Risk Factors".

Q: Should I send in my Letter of Transmittal and Share or Warrant Certificates now?

A: If the Arrangement is completed, Registered Shareholders and Registered Warrantholders must forward to the Depositary a properly completed and signed Letter of Transmittal, with accompanying Share Certificate(s) or Warrant Certificate(s), if and as applicable, in order to receive the Consideration to which such Registered Shareholder or Registered Warrantholder is entitled under the Arrangement.  All deposits of Shares or Warrants, if and as applicable, made under a Letter of Transmittal are irrevocable.  In the event the Arrangement is not consummated, the Depositary will promptly return any Share Certificate(s) and Warrant Certificate(s) that have been deposited.

See "Procedure For Exchange of Shares and Warrants".

Q: When can I expect to receive consideration for my Securities?

A: You will receive the Consideration (net of any applicable withholdings) for your Shares or Warrants, as applicable, as soon as practicable following the submission of your Letter of Transmittal to the Depositary and the completion of the Arrangement.

Optionholders can expect to receive the consideration for their Options, net of any applicable withholdings, as soon as practicable following the Effective Time, and need not complete any documentation to receive such consideration.

Q: What happens if I send in my Share Certificate(s) or Warrant Certificate(s), as applicable, and the Arrangement Resolution is not approved or the Arrangement is not completed?

A: If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Share Certificate(s) or Warrant Certificate(s) (if and as applicable) will be returned promptly to you by the Depositary.

Q&A on Proxy Voting

Q: Who is entitled to vote on the Arrangement Resolution and what is the quorum for the Meeting?

A: The Record Date for determining Shareholders entitled to receive notice of and to vote at the Meeting is November 10, 2025.  Only Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting.  Each Shareholder whose name is entered on the applicable register of the Corporation as at the close of business on the Record Date is entitled to one vote for each Share registered in their name in respect of the Arrangement Resolution.

For all purposes contemplated by this Information Circular, a quorum will be present at the Meeting if there are two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.

Q: What if I acquire ownership of Shares after the Record Date?

A: You will not be entitled to vote Shares acquired after the Record Date on the Arrangement Resolution.  Only Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

Q: How do I vote on the Arrangement Resolution?

A: Shareholders are invited to attend the Meeting.  Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the applicable enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the individuals named in the form of proxy as proxyholder, the management proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

Completed forms of proxy should be returned in the envelope provided for that purpose to the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice).  Alternatively, you may submit your vote via the internet at www.voteproxyonline.com.  Please do this as soon as possible.  This will ensure your vote is recorded.

Beneficial Shareholders who receive these materials through their Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their Intermediary.  To be effective, a proxy must be received at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice).

See "General Information Concerning the Meeting and Voting - Voting by Proxies".

Q: Should I send in my proxy now?

A: Yes.  Please do this as soon as possible.  Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Once you have carefully read and considered the information contained in this Information Circular, to ensure your vote is counted, please complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions.  You are encouraged to vote well in advance of the proxy cut-off at 11:00 a.m. (Toronto time) on December 9, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.  The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Q: Can I appoint someone other than the person(s) designated by management of the Corporation to vote my Shares?

A: Shareholders who wish to appoint a third-party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below.  If you do not insert a name in the blank space, the two Corporation representatives named in the form of proxy are appointed to act as your proxyholder.

See "General Information Concerning the Meeting and Voting - Voting by Proxies".

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The forms of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any postponement or adjournment thereof.  As at the date of this Information Circular, the Corporation's management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.  However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any postponement or adjournment thereof, Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See "General Information Concerning the Meeting and Voting - Voting by Proxies".

Q: Can I change my vote after I have voted by proxy?

A: Yes.  In addition to revocation in any other manner permitted by law, a Shareholder, their attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by an instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

See "General Information Concerning the Meeting and Voting - Revocability of Proxy".

Q: Who will count the votes?

A: The Corporation's transfer agent, TSX Trust Company, will act as scrutineer and count and tabulate the votes received for the Meeting.

Q: If my Shares are held by my Intermediary, will they vote my Shares?

A: An Intermediary will vote Shares held by you only if you provide instructions to them on how to vote.  Without instructions, those Shares will not be voted.  Beneficial Shareholders should instruct their Intermediaries to vote their Shares on their behalf by following the directions provided to them by their Intermediaries.

If a Beneficial Shareholder who receives either a voting instruction form or a form of proxy wishes to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Beneficial Shareholder), the Beneficial Shareholder should strike out the name(s) of the person(s) named in the form of proxy and insert the Beneficial Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form.  In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies, for return of the executed form or other method of response.

See "Management Information Circular - Information for Beneficial Shareholders" and "General Information Concerning the Meeting and Voting - Voting by Proxies".

Q: What happens to my Shares or Warrants that are not surrendered prior to the date that is six (6) years after the Effective Date?

A: To the extent that a former Shareholder or Warrantholder (as applicable) shall not have delivered a Letter of Transmittal, together with any Share Certificate(s) or Warrant Certificate(s) (as applicable) to the Depositary on or before the date that is six (6) years after the Effective Date, then: (a) the consideration that such former Shareholder or Warrantholder was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares or Warrants pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration; (b) the consideration that such former Shareholder or Warrantholder was entitled to receive shall be delivered to the Purchaser by the Depositary; (c) the certificates formerly representing Shares or Warrants shall cease to represent a right or claim of any kind or nature as of such final proscription date; and (d) any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before such date shall cease to represent a right or claim of any kind or nature.

Q: What happens in the event that a postal strike, labour disruption or similar or related event prevents, delays or otherwise interrupts the delivery of the meeting materials?

A: In the event of a Postal Strike, the proxy for use by Registered Shareholders is also available under the Corporation's profile at www.sedarplus.ca and the Corporation's website at www.loncor.com.  Registered Shareholders are encouraged to vote by alternative means as described below under the heading "General Information Concerning the Meeting and Voting - Voting by Proxies" in the event of a Postal Strike.  Beneficial Shareholders are encouraged to contact their Intermediary to determine the appropriate method of returning the form of proxy or voting instruction form.

Registered Shareholders and Registered Warrantholders who have not received a Letter of Transmittal due to a Postal Strike may obtain copies of the Letter of Transmittal under the Corporation's profile on SEDAR+ at www.sedarplus.ca and the Corporation's website at www.loncor.com.  In the event of a Postal Strike from Canada Post, the Corporation recommends that Registered Shareholders and Registered Warrantholders deposit with the Depositary their Share Certificate(s) and Warrant Certificate(s) using alternative means (other than Canada Post).

See "General Information Concerning the Meeting and Voting - Solicitation of Proxies", "General Information Concerning the Meeting and Voting - Voting by Proxies" and "Procedure for Exchange of Shares and Warrants - Letter of Transmittal - Registered Shareholders and Registered Warrantholders".

Q: Who can I call if I have questions?

A: If you require assistance with the procedures for voting, including completing your proxy, please contact the Corporation's proxy solicitation agent:

Carson Proxy Advisors

North American toll free phone: 1-800-530-5189

Local and text: 416-751-2066

Email: info@carsonproxy.com

GENERAL INFORMATION CONCERNING THE MEETING AND VOTING

Purpose of the Meeting

The information contained in this Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting.  At the Meeting, Shareholders will consider and vote upon the Arrangement Resolution and such other business as may properly come before the Meeting.

Time, Date and Place of the Meeting

The Meeting will be held at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada on December 11, 2025 at 11:00 a.m. (Toronto Time).

Record Date

The Record Date for determining Shareholders entitled to receive notice of and to vote at the Meeting is November 10, 2025.  Only Shareholders of record as of the close of business (Toronto Time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting and any postponement or adjournment thereof for the purposes set forth in the accompanying Notice of Meeting.  It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone or electronic communication by directors, officers or employees of the Corporation to whom no additional compensation will be paid.  The cost of solicitation will be borne by the Corporation.

The Corporation has retained the services of Carson Proxy Advisors to act as strategic proxy solicitation advisor and to facilitate communication with Shareholders.  In connection with these services, the Corporation will pay fees of up to Cdn$40,000, plus certain out-of-pocket expenses.

The Corporation may also utilize the Broadridge QuickVote service to assist Shareholders with voting their Shares.  Certain Beneficial Shareholders may be contacted by Carson Proxy Advisors to conveniently obtain a vote directly over the phone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

In the event that a postal strike, labour disruption or similar or related event prevents, delays or otherwise interrupts the delivery of the meeting materials (a "Postal Strike"), the proxy for use by Registered Shareholders is also available under the Corporation's profile at www.sedarplus.ca, on EDGAR at www.sec.gov/search-filings and on the Corporation's website at www.loncor.com.  Registered Shareholders are encouraged to vote by alternative means as described below under the heading "General Information Concerning the Meeting and Voting - Voting by Proxies" in the event of a Postal Strike.

Voting by Proxies

The forms of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any postponement or adjournment thereof. As at the date of this Information Circular, the Corporation's management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.  However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any postponement or adjournment thereof, Shares represented by properly executed proxies given in favour of the  person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Shareholders are invited to attend the Meeting.  Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the applicable enclosed form of proxy or, alternatively, to vote over the internet, in each case in accordance with the enclosed instructions.

Shareholders who wish to appoint a third-party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder. If you do not insert a name in the blank space, the two Corporation representatives named in the form of proxy are appointed to act as your proxyholder.  To appoint a third-party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the individuals named in the form of proxy as proxyholder, the management proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  As of the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Please return the completed proxy to the Corporation's transfer agent and registrar, TSX Trust Company, at 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, Attention: Proxy Dept., at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice). This will ensure your vote is recorded.

Alternatively, you may submit your vote via the internet at www.voteproxyonline.com.  Please do this as soon as possible.  Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Beneficial Shareholders who receive these materials through their Intermediary should complete  and send the form of proxy or voting instruction form in accordance with the instructions provided by their Intermediary.  To be effective, a proxy must be received at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment or postponement thereof.  In this case, assuming no adjournment or postponement, the proxy cut-off time is on December 9, 2025 at 11:00 a.m. (Toronto time) (provided that the time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice). In the event of a Postal Strike, Beneficial Shareholders are encouraged to contact their Intermediary to determine the appropriate method of returning the form of proxy or voting instruction form.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both Registered and Beneficial Shareholders.  In the case of Beneficial Shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to Beneficial Shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of Beneficial Shareholders for distribution to such Beneficial Shareholders.  If you are a Beneficial Shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's voting instruction form (the "Corporation's VIF")), your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's VIF and return it to TSX Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's VIF (and striking out the names of the persons designated in such form) and return the Corporation's VIF to TSX Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder, their attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by an instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered  office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  The Corporation's registered office is located at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.

Quorum

A quorum will be present at the Meeting if there are two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.

Voting Securities and Principal Holders Thereof

The Corporation has fixed the close of business on November 10, 2025 (the "Record Date") as the record date for the purposes of determining Shareholders entitled to receive notice of the Meeting and vote at the Meeting.  As at November 10, 2025, 181,307,246 Shares were issued and outstanding.  Each Shareholder whose name is entered on the Share register of the Corporation as at the close of business on the Record Date is entitled to one vote for each Share registered in their name in respect of the Arrangement Resolution.

To the knowledge of the directors and executive officers of the Corporation, the only Persons that beneficially own, control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Shares are as follows:

Name	Number of Shares	Percentage of Voting Rights
Arnold Kondrat (1)(2)	29,591,909	16.32%
Resolute Canada 2 Pty Ltd (2)	31,450,000	17.35%

(1) Mr. Kondrat is Executive Chairman of the Board and a director of the Corporation.

(2) Each of Mr. Kondrat and Resolute Canada 2 Pty Ltd has executed a Voting and Support Agreement.  See "The Arrangement - Voting and Support Agreements" in this Information Circular.

Particulars of Matters to be Acted Upon at the Meeting

The Arrangement Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution set forth in Appendix "A" to this Information Circular to approve the Arrangement and such other business as may properly come before the Meeting.  At the time of the printing of this Information Circular, management of the Corporation knows of no other matter expected to come before the Meeting other than the vote on the Arrangement Resolution.

To become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially  owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with MI 61-101.  To the knowledge of the Corporation, after reasonable inquiry, the votes attached to 30,167,409 Shares (representing approximately 16.64% of the Shares outstanding as at the Record Date) will be excluded in determining whether a simple majority of the votes has been cast in favour of the Arrangement Resolution.

If the Arrangement Resolution does not receive the requisite approval, the Arrangement will not proceed.  Unless otherwise directed in a properly completed form of proxy, it is the intention of individuals named in the enclosed form of proxy to VOTE FOR the Arrangement Resolution. If you do not specify how you want your Shares voted at the Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

The Board approved the Arrangement Agreement and the performance of the transactions contemplated therein and unanimously recommends that Shareholders vote their Shares FOR the Arrangement Resolution.

See "Dissent Rights" in this Information Circular for information concerning the rights of Registered Shareholders to dissent in respect of the Arrangement Resolution.

INFORMATION CONCERNING THE CORPORATION

General

The Corporation is a gold exploration company focused on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focused on the Adumbi deposit at the Corporation's Imbo Project.

Trading History

Shares are currently listed for trading on the TSX under the symbol "LN".  The following table sets forth the high and low sale prices and volume of trading of the Shares for the months indicated since November 1, 2024, as reported by the TSX.  The entering into of the Arrangement Agreement was announced by the Corporation via press release on October 14, 2025.  The last closing price of the Shares prior to October 14, 2025 was Cdn$1.19 per share, as reported by the TSX.  Once all of the steps to effect the Arrangement are completed, the Shares will be delisted from the TSX within two or three trading days following the completion of the Arrangement, and the Corporation will make an application to cease to be a reporting issuer under applicable Securities Laws.

Month	High	Low	Volume
	(Cdn$)	(Cdn$)	(#)
2024
November	$0.495	$0.44	1,370,556
December	$0.55	$0.45	704,673
2025
January	$0.64	$0.50	1,469,555
February	$0.61	$0.49	1,480,842
March	$0.63	$0.53	1,897,689
April	$0.70	$0.56	3,697,095
May	$0.95	$0.54	10,326,608
June	$0.61	$0.50	5,004,399
July	$0.695	$0.53	6,949,138
August	$0.85	$0.61	2,305,833
September	$1.25	$0.75	5,538,413
October	$1.33	$1.095	21,351,081
November (1)	$1.31	$1.29	1,293,155

__________________________________________
(1) From November 1, 2025 to November 7, 2025.

Under the Stock Option Plan, the Options are exercisable at exercises prices ranging from Cdn$0.40 to Cdn$0.70 per Share.  The Warrants are exercisable at a price of Cdn$0.80 per Share.

Previous Distributions

Except as otherwise described in this Information Circular, the only distributions of Shares during the five years preceding the date of this Information Circular are as follows:

(a) Effective October 31, 2025, an aggregate of 3,490,000 Shares have been issued upon exercise of Options at an average exercise price of Cdn$0.26 per Share for approximate aggregate gross proceeds of Cdn$894,600.

(b) Effective October 31, 2025, an aggregate of 10,380,162 Shares have been issued upon exercise of Warrants at an average exercise price of Cdn$0.71 per Share for approximate aggregate gross proceeds of Cdn$7,346,643.

(c) Effective May 23, 2025, the Corporation completed a brokered private placement of 17,090,910 units of the Corporation at a price of Cdn$0.55 per unit for gross proceeds of Cdn$9,400,000.  Each such unit consisted of Share and one-half of one Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Share at an exercise price of Cdn$0.80 until May 23, 2028.  In connection with this financing, the Corporation issued 877,562 broker warrants, with each such broker warrant entitling the holder thereof to purchase one Share at a price of Cdn$0.61 at any time on or before May 23, 2028.

(d) In May 2023, the Corporation completed a non-brokered private placement financing of 5,400,000 units of the Corporation at a price of Cdn$0.40 per unit for gross proceeds of Cdn$2,160,000.  Each such unit consisted of one Share and one Share purchase warrant, with each such warrant entitling the holder thereof to acquire one Share at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units.

(e) In June 2022, the Corporation completed a non-brokered private placement financing of 6,750,000 units of the Corporation at a price of Cdn$0.50 per unit for gross proceeds of Cdn$3,375,000.  Each such unit consisted of one Share and one-half of one Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Share at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

(f) In February 2022, the Corporation completed a non-brokered private placement of 5,650,000 units of the Corporation at a price of Cdn$0.55 per unit for gross proceeds of Cdn$3,107,500.  Each such unit consisted of one Share and one-half of one Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Share at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

(g) In July 2021, the Corporation closed a non-brokered private placement of 7,850,000 units of the Corporation at a price of Cdn$0.70 per unit for gross proceeds of Cdn$5,495,000.  Each such unit consisted of one Share and one-half of one Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Share at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the units.

(h) In February 2021, the Corporation completed, in two tranches, a private placement of a total of 11,500,000 units of the Corporation at a price of Cdn$0.50 per unit for gross proceeds of Cdn$5,750,000.  Each such unit consisted of one Share and one-half of one Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Share at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.

Further information with respect to the average exercise price and number of Shares issued upon exercise of Options and Warrants are set out in the notes to the Corporation's consolidated financial statements for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, and consolidated financial statements for the six months ended June 30, 2025, which are available on SEDAR+ under the Corporation's issuer profile (www.sedarplus.ca) and EDGAR (www.sec.gov/search-filings).

During the 12 months preceding the date of this Information Circular, the Corporation issued an aggregate of 3,190,000 Options with an average exercise price of Cdn$0.53 per share and an aggregate of 9,423,017 Warrants with an average exercise price of Cdn$0.78 per share.

Dividends

All of the Shares are entitled to an equal share in the dividends declared and paid by the Corporation.  There are no restrictions in the Corporation's Articles which could prevent the Corporation from paying dividends as long as there are no reasonable grounds for believing that the Corporation is insolvent or the payment of dividends would render the Corporation insolvent.

The Corporation has never declared or paid, and does not intend to declare or pay, any cash dividends.  Under the terms of the Arrangement Agreement, the Corporation has agreed not to make, declare, set aside or pay any dividend without the consent of the Purchaser.

Material Changes in the Affairs of the Corporation

Except as described or referred to in this Information Circular, the directors and officers of the Corporation are not aware of any material facts concerning the Shares or of any matter not disclosed in this Information Circular that has not previously been generally disclosed and that would reasonably be expected to affect the decision of the Shareholders to vote in favour of or against the Arrangement Resolution.

INFORMATION CONCERNING THE PURCHASER

The Purchaser is a corporation existing under the Laws of the Province of Ontario, Canada with its registered office in Toronto, Ontario and was formed for the purpose of acquiring the Shares and consummating the transactions contemplated by the Arrangement Agreement.  The Purchaser's obligations under the Arrangement Agreement are backstopped by an affiliate with sufficient financial resources.

The Purchaser is a wholly-owned subsidiary of Chengtun Mining Group Co., Ltd. ("Chengtun Mining"), which specializes in developing new energy metal resources.  Chengtun Mining's core operations include the mining and refining of new energy metals and base metals, with strategic focus on copper, cobalt, nickel for new energy batteries.  Chengtun Mining has also identified gold and other precious metals as a key strategic business area for future development.  Chengtun owns and operates mines in the Democratic Republic of the Congo, most notably the Kalongwe copper-cobalt mine.  Chengtun Mining is publicly listed on the Shanghai Stock Exchange under the ticker 600711.

THE ARRANGEMENT

Background to the Arrangement

The execution of the Arrangement Agreement was the result of extensive arm's length negotiations among representatives and legal and financial advisors of the Corporation and the Purchaser, under the direction and oversight of the Special Committee.  This follows a robust process undertaken by the Corporation to consider potential alternatives, including the advisability, having regard to the Corporation's best interests and the implications of those alternatives to the holders of Shares and other stakeholders of the Corporation, of proceeding on an independent basis to pursue the Corporation's long-term strategy.

The following is a summary of the material events which led to the negotiations of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

The Board and senior management of the Corporation regularly consider and investigate opportunities to enhance value for Shareholders in the context of their fiduciary obligations.  Those opportunities encompassed the possibility of strategic equity financings with various industry participants and strategic transactions or other strategic alternatives with various industry participants, including a potential sale of the Corporation or its Imbo Project.

From 2021 to 2025, the Corporation signed confidentiality agreements with and provided data to 30 interested parties.  Discussions were advanced with a number of these parties and between 2022 and 2024 the Corporation received several non-binding proposals which did not advance.  None of these proposals were as favourable to the Corporation as the Arrangement.

In January 2025, an affiliate of the Purchaser ("Chengtun") made initial contact with the Corporation, expressing an interest in the Imbo Project.

In February 2025, the Corporation and Stifel entered into a financial advisory services agreement.  The services contemplated by this agreement included the delivery of a fairness opinion.

In April 2025, the Corporation and Fortuna Capital Hong Kong Limited ("Fortuna") entered into an advisory services agreement to explore strategic investors in China.

Arranged by Fortuna, the Corporation and Chengtun entered into a confidentiality agreement in April 2025, and Chengtun was given access to the Corporation's electronic data room shortly thereafter.

In June 2025, Chengtun conducted a site visit at the Corporation's Imbo Project in the DRC.

In June 2025, the Corporation received a written non-binding offer letter (the "June Letter") from Chengtun with respect to the potential acquisition by Chengtun of all of the outstanding shares of the Corporation for consideration payable in cash.  The June Letter was subject to a number of customary conditions, including satisfactory completion of due diligence.  Corporation management advised Chengtun that the consideration offered under the June Letter was insufficient.

In July 2025, the Corporation received a revised written non-binding offer letter (the "July Letter") from Chengtun with respect to the potential acquisition by Chengtun of all of the outstanding shares of the Corporation for consideration, payable in cash, higher than the consideration offered in the June Letter.  The July Letter was subject to a number of customary conditions, including satisfactory completion of due diligence.  This letter was discussed between management and the Board.  A decision was made to establish a special committee (the "Special Committee") of independent directors of the Corporation comprised of Kevin R. Baker K.C. (as Chair), Richard J. Lachcik and William R. Wilson.

In July 2025, following receipt of the July Letter, the Corporation issued a press release reporting that, in response to an unsolicited, confidential non-binding offer received from an interested party for a potential transaction, the Board had established a Special Committee comprised only of independent directors of the Corporation.  This press release also reported that the mandate of the Special Committee included, among other things, (a) independently and objectively reviewing and considering the potential transaction and, if considered advisable by the Special Committee, alternative transactions that may be available to the Corporation, and (ii) making recommendations to the Board.  In furtherance of its responsibilities, the Special Committee was empowered to, among other things, engage, at the expense of the Corporation, such professional advisors as the Special Committee deemed appropriate.  The Special Committee determined that it did not require separate legal counsel at this stage of the process.  Since being constituted and up to the date the Arrangement Agreement was signed, the Special Committee met seven times.

Following the July Letter, over the next two months, Chengtun carried out extensive additional due diligence in respect of the Corporation and its mineral properties in the DRC.

In September 2025, following this additional due diligence process, the Corporation received a further revised written non-binding offer letter (the "September Letter") from Chengtun with respect to the potential acquisition by Chengtun of all of the outstanding shares of the Corporation for consideration, payable in cash, higher than the consideration offered in the July Letter.  The September Letter was subject to a number of customary conditions (but no longer subject to completion of due diligence).

In September 2025 and October 2025, two other interested parties contacted the Corporation and expressed an interest in engaging in discussions for a potential transaction.  These discussions did not advance.

On September 27, 2025, Chengtun circulated an initial draft of the Arrangement Agreement.

Following receipt of the draft Arrangement Agreement, the Corporation and Chengtun negotiated the terms of the Arrangement Agreement (as well as the related transaction agreements including the Voting and Support Agreements).  These negotiations advanced over the next several weeks, with Dickinson Wright LLP acting as legal counsel to the Corporation, Fortuna acting as an advisor to the Corporation, Stifel acting as financial advisor to the Corporation, and Dentons Canada LLP acting as legal counsel to Chengtun.

During this period, the Special Committee met on a regular basis to assess the process of the proposed transaction and to direct management of the Corporation on certain of the negotiations and considerations pertinent to the proposed transaction.  Representatives of the Corporation (under the supervision and guidance of the Special Committee) and Chengtun, and their respective advisors continued to review and evaluate a variety of matters and continued to conduct further negotiations with respect to the Arrangement, including the preparation of, and further revisions of, the definitive transaction documentation in respect of the Arrangement.  During this time, the parties (and their respective legal advisors) held a number of meetings with respect to outstanding due diligence matters, transaction structure, tax and regulatory considerations, the draft Arrangement Agreement and other ancillary documents.  The Special Committee also met on a regular basis to receive updates from management and discuss various transaction related matters.

During the first week of October 2025, following extensive negotiations between Corporation and Chengtun, Chengtun agreed to increase the Consideration to Cdn$1.38 per Share.

On October 12, 2025, the Special Committee met and received a presentation from Stifel, which included the delivery of its oral Fairness Opinion.  After duly considering the financial aspects and other considerations relating to the Arrangement (including the increased Consideration), the potential impact on the Shareholders and other Corporation stakeholders, the legal and financial advice provided (including the oral confirmations of the Fairness Opinion), the final forms of the Arrangement Agreement and other ancillary documents and other matters considered relevant (including the relative benefits and risks associated with the Arrangement and as compared to the status quo and the factors set out below under the heading "Reasons for the Recommendations of the Special Committee and the Board"), and after careful deliberations, the Special Committee unanimously determined that the Arrangement is in the best interests of the Corporation and recommended that the Board: (i) approve the Arrangement Agreement; and (ii) recommend that Shareholders vote in favour of the Arrangement.

Following the meeting of the Special Committee, a meeting of the Board was convened to receive the recommendation of the Special Committee and to consider the Arrangement and matters ancillary thereto.  Dickinson Wright LLP was also in attendance.  After careful deliberations and having considered, among other things, the recommendation of the Special Committee, the Fairness Opinion, advice from its legal counsel with respect to fiduciary duties, the potential impact of the Arrangement on the Shareholders and other stakeholders, the legal and financial advice provided and other matters considered relevant, the disinterested members of the Board unanimously: (i) determined that the Arrangement is in the best interests of the Corporation and that the Consideration is fair, from a financial point of view, to the Shareholders; (ii) approved the Arrangement Agreement and related transaction agreements (including the Voting and Support Agreements), subject to certain amendments; and (iii) recommended that Shareholders vote in favour of the Arrangement, subject to finalizing the Arrangement Agreement.  For further details, see "Reasons for the Recommendations of the Special Committee and the Board".

Executed copies of the Arrangement Agreement, the Voting and Support Agreements and ancillary documents were exchanged by the Corporation and the Purchaser during the early hours of October 14, 2025.

Before the open of markets on October 14, 2025, the Corporation issued a press release announcing the entering into of the Arrangement Agreement.

On November 10, 2025, the Court granted the Interim Order as attached as Appendix "E" to this Circular.

On November 10, 2025, the Board approved the contents and mailing of this Information Circular to Shareholders, subject to any amendments approved by the Corporation's senior management.

Determinations and Recommendations of the Special Committee and the Board

Process of the Special Committee

In the course of discharging its mandate, the Special Committee received the advice and assistance of management of the Corporation, its legal advisors and, as described in "The Arrangement - Background to the Arrangement", certain financial advisors.

The Board and the Special Committee considered, among other things, information concerning:

  alternatives to the Arrangement, including the alternative of continuing to operate as a standalone company without having consummated a transaction such as the Arrangement;
  the historical market prices of the Shares and lack of liquidity in the public market for the Shares resulting in potential difficulty for Shareholders to dispose of such Shares; and
  the Fairness Opinion (subsequently confirmed in writing and attached hereto as Appendix "D").

In developing its recommendation to the Board, the Special Committee considered the transaction terms, procedural elements, the relative value of the Consideration (including the Fairness Opinion), benefits and risks discussed in this Information Circular, among other things.

Recommendations of the Special Committee

Based on its consideration of the reasons set out below and all other information available to it, the Special Committee concluded that the Consideration to be received by Shareholders pursuant to the Arrangement is fair to the Shareholders, from a financial point of view, and that the Arrangement is in the best interests of the Corporation.  The Special Committee therefore determined to unanimously recommend to the Board that it: (i) determine that the Consideration to be received by the Shareholders is fair, from a financial point of view; (ii) determine that the Arrangement is in the best interests of the Corporation; (iii) approve the Arrangement, including the execution, delivery and performance by the Corporation of the Arrangement Agreement and the Voting Support Agreements; and (iv) unanimously recommend that Shareholders vote FOR the Arrangement Resolution.

Recommendations of the Board

After careful consideration, including a thorough review of information concerning the Corporation and the Purchaser and the terms of the Arrangement Agreement, consulting with its financial and legal advisors, receipt of the Fairness Opinion and receiving the recommendation of the Special Committee, the Board unanimously determined (with interested directors abstaining from voting) that: (i) the Consideration to be received by Shareholders is fair, from a financial point of view; (ii) the Arrangement is in the best interests of the Corporation; and (iii) the Board recommends that the Shareholders vote FOR the Arrangement Resolution (the "Board Recommendation").

Reasons for the Recommendations of the Special Committee and the Board

The determinations of the Special Committee and the Board are based on various factors including, but not limited to, the following:

  Significant Premium.  The Consideration represents a premium of approximately 48% to the 60-day VWAP of the Shares, a premium of approximately 33% to the 30-day VWAP of the Shares, and a premium of approximately 16% to the closing price of the Shares as at October 10, 2025 (the last trading day prior to the announcement of the Arrangement) on the TSX.
  All-Cash Consideration.  The all-cash consideration provides Shareholders with certainty of value and immediate liquidity, while removing financing, market and development risks.  The Consideration payable under the Arrangement is expected to allow each such Shareholder to dispose of their Shares without incurring brokerage fees or commissions.
  Canvass of Strategic Alternatives. From 2020 to 2025, the Corporation has been actively engaged in identifying potential strategic transactions or other strategic alternatives in the best interests of the Corporation and its shareholders, including a potential sale of the Corporation or the Imbo Project.  In total, the Corporation signed confidentiality agreements with 30 interested parties.  Discussions were advanced with a number of these parties and between 2022 and 2024 the Corporation received several non-binding proposals which did not advance.  None of these were as favourable to the Corporation as the Arrangement.  The Special Committee and the Board believe that the Arrangement represents the Corporation's highest price and the highest price reasonably attainable for Shareholders in the near future.
  Support for the Transaction. The Supporting Securityholders have entered into the Voting and Support Agreements, pursuant to which they have agreed to, among other things, vote in favour of the Arrangement at the Meeting, unless the Arrangement Agreement is terminated.  The Shares subject to the Voting and Support Agreements represented approximately 38% of the issued and outstanding Shares on a non-diluted basis as at the date of the Arrangement Agreement.
  No Financing Condition. The Purchaser has represented that, at the effective date of the Arrangement, the Purchaser will have sufficient funds available to satisfy the aggregate consideration for the Shares, Options, Warrants and any other amounts payable by the Purchaser in connection with the Arrangement in accordance with the terms of the Arrangement Agreement.  The Purchaser's obligations under the Arrangement Agreement are backstopped by an affiliate with sufficient financial resources.  The Arrangement Agreement does not contain any financing condition.

  Fairness Opinion.  Receipt of the Fairness Opinion from Stifel, acting as independent financial advisor to the Board, concluding that, based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.  See "The Arrangement - Fairness Opinion".
  Other Factors.  The Special Committee and the Board also considered the Arrangement with reference to the financial condition and results of operations of the Corporation, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and the Corporation's financial position.

In making its determinations and recommendations, the Special Committee and the Board also observed that a number of procedural safeguards were in place and are present to permit the Board to represent the interests of the Corporation, Securityholders and the Corporation's other stakeholders.  These procedural safeguards include, among others:

  Detailed Review and Comprehensive Arm's Length Negotiations. The Arrangement Agreement is the result of extensive arm's length negotiations between the Corporation and the Purchaser with oversight and participation of the Special Committee, the Board and their financial and legal advisors.  The Special Committee took an active and independent role in considering all strategic decisions on behalf of the Corporation with respect to the Arrangement and provided guidance on the terms of the Arrangement.  The Special Committee was comprised solely of independent directors who are free from any conflict of interest with respect to the Corporation.
  Ability to Respond to Unsolicited Superior Proposals.  Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.  The terms of the Arrangement Agreement are, in the opinion of the Board and the Special Committee, reasonable in the circumstances, and while the Board is required to strictly comply with the provisions of the Arrangement Agreement as they relate to Acquisition Proposals, such provisions do not preclude other proposals being made to the Corporation.  See "The Arrangement Agreement - Covenants Relating to Non-Solicitation".
  Shareholder and Court Approvals.  The Arrangement is subject to the following Shareholder and Court approvals, which protect Shareholders:
  to become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with MI 61-101.  To the knowledge of the Corporation, after reasonable inquiry, the votes attached to 30,167,409 Shares (representing approximately 16.64% of the Shares outstanding as at the Record Date) will be excluded in determining whether a simple majority of the votes has been cast in favour of the Arrangement Resolution; and

  the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Securityholders.
  Dissent Rights.  Registered Shareholders are provided with the right to exercise Dissent Rights with respect to the Arrangement.
  Reasonable Break Fee.  The Termination Fee of Cdn$10,000,000 is payable by the Corporation to the Purchaser if the Arrangement Agreement is terminated under certain circumstances and is considered appropriate in the circumstances as an inducement for the Purchaser to enter into the Arrangement Agreement and, in the view of the Special Committee, the Termination Fee would not preclude the possibility of a third party making a Superior Proposal.
  Termination of Voting Support Agreements.  In the event that the Arrangement Agreement is terminated in accordance with its terms, obligations under the Voting Support Agreements automatically terminate.

The Special Committee also considered certain risks relating to the Arrangement including, among others:

  the Corporation could fail to complete the Arrangement or the Arrangement may be completed on different terms;
  there is no certainty that all conditions precedent to the Arrangement will be satisfied or waived;
  there is no certainty that the Arrangement Agreement will not be terminated prior to the completion of the Arrangement;
  there are restrictions on the Corporation's ability to take certain actions;
  the Termination Fee may discourage other parties from proposing an Acquisition Proposal or Superior Proposal;
  the Corporation expects to incur substantial transaction-related costs in connection with the Arrangement;
  no continued benefit of Share ownership;
  potential payments to Registered Shareholders who exercise Dissent Rights could prevent the completion of the Arrangement;
  the directors and executive officers of the Corporation may have interests in the Arrangement that are different from those of Securityholders;
  the pending Arrangement may divert the attention of the Corporation's management;
  the Fairness Opinion does not reflect changes in circumstances that may have occurred or that may occur between its delivery date and the completion of the Arrangement;
  the Corporation may be subject to securities class actions and derivative lawsuits;

  the Corporation may face negative publicity; and
  a Governmental Entity may initiate a review, investigation or legal process giving rise to an order prohibiting consummation of the Arrangement.

See "Risk Factors".

The foregoing summary of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes the material information and factors considered by the Special Committee and the Board in their consideration of the Arrangement.  In view of the variety of factors and the amount of information considered in connection with the Special Committee's and the Board's evaluation of the Arrangement, the Special Committee and the Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations.  The recommendations of the Special Committee and the Board were made after consideration of all of the above-noted and other factors and in light of the Special Committee and the Board's knowledge of the business, financial condition and prospects of the Corporation and were based upon the advice of the financial and legal advisors to the Corporation and the Board.  In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

The Board UNANIMOUSLY (with interested directors abstaining) recommends that Shareholders VOTE FOR the Arrangement Resolution.

Fairness Opinion

The following is only a summary of the Fairness Opinion.  The Fairness Opinion has been prepared for the use of the Special Committee and the Board and for inclusion in this Information Circular.  In particular, the Fairness Opinion was permitted to be, and was, relied upon by the Special Committee in reaching its conclusion to recommend to the Board the approval of the Arrangement and by the Board in reaching its conclusion to recommend the Arrangement Resolution to Shareholders.  The following summary is qualified in its entirety by the full text of the Fairness Opinion.  A copy of the Fairness Opinion is attached hereto as Appendix "D" and forms part of this Information Circular.  Shareholders are urged to read the full text of the Fairness Opinion and should consider the same in its entirety. The Fairness Opinion does not constitute a recommendation to any Shareholders as to how such Shareholder should vote in respect of the Arrangement Resolution.

On October 12, 2025, Stifel delivered to the Special Committee its oral opinion, later confirmed in writing, that, as of such date, and subject to the assumptions, limitations and qualifications to be set out in the Fairness Opinion, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.

In connection with rendering the Fairness Opinion, and among other things, Stifel: (a) reviewed a substantially complete version of the Arrangement Agreement between the Corporation and the Purchaser; (b) reviewed and analyzed certain publicly available information relating to the business, operations, financial condition and trading history of the Corporation, including but not limited to its financial statements, technical reports, continuous disclosure documents and other information that Stifel considered relevant;  (c) reviewed public information relating to the business and financial condition of other selected public mining companies that Stifel considered relevant; (d) performed a comparison of the multiples implied under the terms of the Arrangement with those implied from recent precedent acquisitions involving companies that Stifel deemed relevant and reviewed the consideration paid for such companies or the shares thereof; (e) performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances; (f) performed a comparison of the Consideration to be paid to the Shareholders to the recent trading levels of securities of the Corporation; (g) reviewed certain technical information and analyses prepared by the management of the Corporation relating to the Corporation's assets; (h) had discussions with members of the Board and management of the Corporation with regard to, among other things, the business, past and current operations, current financial condition and future potential of the Corporation; (i) reviewed various equity research reports and industry sources regarding the Corporation and the mining industry; and (j) considered such other corporate, industry and financial market information, investigations and analyses as Stifel considered necessary or appropriate in the circumstances.

In support of its Fairness Opinion, Stifel performed certain analyses on the Corporation based on those methodologies and assumptions that Stifel considered appropriate in the circumstances for the purpose of providing its Fairness Opinion.  In the context of the Fairness Opinion, Stifel considered, among other things, the following methodologies:

(i) historical share price trading analysis;

(ii) precedent transaction analysis;

(iii) comparable multiple analysis (i.e. comparing public market trading statistics of the Corporation to corresponding data from selected publicly-traded gold development companies that Stifel considered relevant);

(iv) standalone comparative analysis; and

(v) certain other qualitative factors.

The Fairness Opinion was provided to the Special Committee and the Board for their respective use and may not be used or relied upon by any other person without the express prior written consent of Stifel.  The Fairness Opinion is not to be construed as a recommendation to any Shareholders as to whether to vote in favour of the Arrangement.  Stifel has not prepared a valuation of the Corporation or any of its securities or assets and the Fairness Opinion should not be construed as such.  The Fairness Opinion is given as of the date thereof and disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Stifel's attention after the date thereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date thereof, Stifel reserves the right to change, modify or withdraw the Fairness Opinion.

The Fairness Opinion was one of a number of factors taken into consideration by the Special Committee and the Board in making their unanimous determination that the Arrangement is in the best interests of the Corporation and is fair to Shareholders and recommending that Shareholders vote their Shares in favour of the Arrangement Resolution.

Stifel was engaged under the terms of an agreement between the Corporation and Stifel dated February 7, 2025 (as amended by an amending letter dated September 19, 2025) (the "Stifel Engagement Agreement").  The terms of the Stifel Engagement Agreement provide that Stifel will be paid a fixed fee for its Fairness Opinion, which is not contingent upon the successful outcome of the Arrangement.  Additionally, pursuant to the terms of the Stifel Engagement Agreement, and contingent upon the successful outcome of the Arrangement, Stifel is entitled to a transaction fee. Stifel is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation in certain circumstances.

The Board urges Shareholders to read the Fairness Opinion in its entirety. See Appendix "D" to this Information Circular.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix "C" to this Information Circular.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on the Effective Date) and, at the Effective Time, will be binding upon the Purchaser, the Corporation, the Depositary, the registrar and transfer agent of the Corporation and all Securityholders, including Dissenting Shareholders.

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(1) each Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable Option Agreement in relation thereto, shall be unconditionally vested and exercisable, and shall be, without any further action by or on behalf of the holder of such Option, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for, a cash payment (without interest and less any applicable withholdings) by or on behalf of the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Option, multiplied by the number of Shares such Option entitles the holder to purchase, and each such Option shall immediately be cancelled and terminated and, for certainty where such amount is zero or negative for any such Option, none of the Corporation, the Purchaser or any other Person shall be obligated to, and the holder shall not be entitled to, any payment in respect of such Option, and, with respect to each Option that is surrendered pursuant to the foregoing, as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Option, or under the Stock Option Plan or Option Agreement, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to the foregoing, (C) such holder's name shall be removed from the applicable register of Options, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(2) each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:

(a) such Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Article 3 of the Plan of Arrangement;

(b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(3) each outstanding Share (other than (i) Shares held by any Dissenting Shareholder who has validly exercised such holder's Dissent Rights and (ii) Shares held by the Purchaser) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, and

(a) the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with the Plan of Arrangement;

(b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(4) each Warrant, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of any applicable Warrant Certificate and Warrant Indenture in relation thereto, shall be unconditionally vested and exercisable and shall be, without any further action by or on behalf of the holder of such Warrant, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for a cash payment (without interest and less any applicable withholdings) from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Warrant, multiplied by the number of Shares that such Warrant entitles the holder to purchase, and each such Warrant shall immediately be cancelled and terminated and, for certainty where such amount is zero or negative for any such Warrant, none of the Corporation, the Purchaser or any other Person shall be obligated to, and the holder shall not be entitled to, any payment in respect of such Warrant, and, with respect to each Warrant that is surrendered pursuant to the foregoing, as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such Warrant, (B) the holder thereof shall cease to have any rights as a holder in respect of such Warrant, or under the applicable Warrant Certificate or Warrant Indenture, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to the foregoing, (C) such holder's name shall be removed from the applicable register of Warrants, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(5) the Purchaser shall cause the Corporation to file an election to cease to be a "public corporation" under subsection 89(1) of the Tax Act.

Backstop of the Purchaser's Obligations

The payment and performance of all obligations of the Purchaser pursuant to the Arrangement Agreement including, without limitation, the due and punctual performance by the Purchaser of each and every of the Purchaser's covenants, obligations and undertakings under the Arrangement Agreement and the Plan of Arrangement, including, without limitation, the due and punctual payment of the aggregate consideration pursuant to the Plan of Arrangement and other amounts required to be paid by the Purchaser under the Arrangement Agreement, are backstopped by an affiliate of the Purchaser with sufficient financial resources.

The Purchaser is a wholly-owned subsidiary of Chengtun Mining Group Co., Ltd. ("Chengtun Mining"), which specializes in developing new energy metal resources.  Chengtun Mining's core operations include the mining and refining of new energy metals and base metals, with strategic focus on copper, cobalt, nickel for new energy batteries.  Chengtun Mining has also identified gold and other precious metals as a key strategic business area for future development.  Chengtun Mining owns and operates mines in the Democratic Republic of the Congo, most notably the Kalongwe copper-cobalt mine.  Chengtun Mining is publicly listed on the Shanghai Stock Exchange under the ticker 600711.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant section 182 of the OBCA.  The following procedural steps must be taken in order for the Arrangement to become effective:

  the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order and applicable Law;
  the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of the Purchaser and the Corporation, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise; and
  all other conditions precedent to the Arrangement further described in the Arrangement Agreement must be satisfied or waived by the appropriate Party.

Effective Date

The Corporation will give effect to the Arrangement within five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in Article 6 of the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to satisfaction or waiver of such conditions, to the extent they may be waived, on the Effective Date) or on such other date as may be agreed upon by the Parties in writing (the "Effective Date"), and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.  The closing of the Arrangement will take place by electronic transmission of documents on the Effective Date, or at such other time and place as may be agreed to by the Parties.

Payment of Consideration

The Purchaser shall, by no later than Closing and in any event prior to the filing by the Corporation of the Articles of Arrangement with the Director, transfer or cause to be transferred to the Depositary sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation, the Depositary and the Purchaser, each acting reasonably) in order to satisfy (a) the aggregate Consideration payable by the Purchaser; and (b) all amounts payable in respect of the Warrants, in each case as provided for in the Plan of Arrangement.

The Purchaser shall, no later than the Business Day prior to the Effective Date, deposit in escrow with counsel to the Corporation sufficient funds to satisfy: (a) the aggregate Specified Service Provider Payments to be paid to each Specified Service Provider through the payroll system of the Corporation and its Subsidiaries or such other manner as the Corporation may reasonably elect with the consent of the Purchaser; (b) all amounts payable in respect of the Options, such amounts to be paid in such manner as the Corporation may reasonably elect (with the consent of the Purchaser) in accordance with the Plan of Arrangement; and (c) amounts owing to Stifel on Closing.

Voting and Support Agreements

On October 14, 2025, in connection with the Arrangement, each of the Supporting Securityholders entered into a voting and support agreement (a "Voting and Support Agreement") with the Purchaser.

The Supporting Securityholders beneficially own, or exercise control or direction over, an aggregate of 66,963,625 Shares, representing approximately 37% of the outstanding Shares on a non-diluted basis as of the date of this Information Circular.  In addition, the Supporting Securityholders beneficially own, or exercise control or direction over, an aggregate of 8,775,000 Options.  The Supporting Securityholders include all of the directors and executive officers of Corporation, as well as Resolute Canada 2 Pty Ltd.  Under the Voting and Support Agreements, each of the Supporting Securityholders have agreed, subject to the terms and conditions of the Voting and Support Agreements to, among other things, vote in favour of the Arrangement Resolution all of the Shares currently legally and/or beneficially owned, directly or indirectly, or controlled or directed, directly or indirectly, by such Supporting Securityholder.

The following is a summary of the principal terms of the Voting and Support Agreements.

Covenants of Supporting Securityholders

Each Supporting Securityholder has agreed in favour of the Purchaser that, from the date of its Voting and Support Agreement until the termination of its Voting and Support Agreement in accordance with its terms:

(a) at any meeting of securityholders of the Corporation (including in connection with any separate vote of any sub-group of securityholders of the Corporation that may be required to be held and of which sub-group the Supporting Securityholder forms part) called to vote upon the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including written consent in lieu of a meeting) with respect to the Arrangement is sought, the Supporting Securityholder shall cause its Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Shares (which have a right to vote at such meeting) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any other matters or actions necessary for the consummation of the transactions contemplated by the Arrangement Agreement);

(b) at any meeting of securityholders of the Corporation (including in connection with any separate vote of any sub-group of securityholders of the Corporation that may be required to be held and of which sub-group the Supporting Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Corporation is sought (including by written consent in lieu of a meeting), the Supporting Securityholder shall cause its Shares (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Shares (which have a right to vote at such meeting) against any Acquisition Proposal or any matter that would reasonably be expected to prevent or materially delay the consummation of the Arrangement and any of the transactions contemplated by the Arrangement Agreement, and shall not purport to tender or deposit into any such Acquisition Proposal any of its Shares;

(c) the Supporting Securityholder revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in its Voting and Support Agreement;

(d) the Supporting Securityholder shall not, and the Supporting Securityholder shall not direct any of its officers, directors, employees, representatives, agents, associates or affiliates (each, a "Representative") to, on its behalf, directly or indirectly:

(i) solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser's proposed purchase of the Shares as contemplated by the Arrangement;

(ii) knowingly assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser's proposed purchase of the Shares as contemplated by the Arrangement;

(iii) act jointly or in concert with others with respect to the Shares or any other voting securities of the Corporation for the purpose of opposing or competing with the Purchaser's proposed purchase of Shares as contemplated by the Arrangement or knowingly facilitating an Acquisition Proposal;

(iv) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v) participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, an Acquisition Proposal;

(vii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(viii) knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(e) the Supporting Securityholder shall immediately cease and direct its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

(f) the Supporting Securityholder agrees not to, directly or indirectly, (i) sell, transfer, gift, assign, tender, grant a participation interest in, option, hedge, pledge, hypothecate, create or suffer to exist any mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, other than pursuant to its Voting and Support Agreement, grant a security interest in or otherwise convey, encumber or dispose of any right or interest in (each, a "Transfer"), or enter into any agreement, commitment, understanding, option or other arrangement with respect to the Transfer of, any of its Securities to any Person, other than pursuant to the Arrangement Agreement, or to one or more affiliates of the Supporting Securityholder without affecting beneficial ownership or control or direction over its Securities, (ii) grant or agree to grant any proxy, power of attorney or other right to vote, deliver any voting instruction form, deposit any of its Securities into any voting trust or pooling agreement, or enter into any other voting arrangement, commitment or understanding, whether by proxy, voting agreement or otherwise, with respect to its Securities, other than pursuant to its Voting and Support Agreement, or (iii) call meetings of shareholders or give consents or approval of any kind as to its Securities in respect of an Acquisition Proposal that, in each case could reasonably be expected to prevent or delay the consummation of the Arrangement or the other transactions contemplated by the Arrangement Agreement or the Arrangement Agreement;

(g) the Supporting Securityholder waives to the fullest extent permitted by Law any and all rights of appraisal or rights of dissent that the Supporting Securityholder may have with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement, and will not exercise any such right with respect to any such resolution which are waived hereby;

(h) other than any securities convertible into Shares that will expire prior to the termination of the Arrangement Agreement pursuant to their terms, the Supporting Securityholder or any affiliate of the Supporting Securityholder shall not exercise any of its convertible securities into Shares;

(i) the Supporting Securityholder shall not intentionally take any other action of any kind which would (i) reasonably be expected to prevent or delay the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement or its Voting and Support Agreement, or (ii) knowingly facilitate an Acquisition Proposal;

(j) the Supporting Securityholder shall not commence or join in, as a plaintiff, and agrees to use commercially reasonable efforts to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against the Purchaser, the Corporation or any of their respective affiliates or successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of its Voting and Support Agreement, or (ii) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into of the Arrangement Agreement;

(k) no later than five Business Days prior to the date of the Meeting and as far in advance as practicable of every adjournment or postponement thereof: (i) with respect to any of its Shares that are registered in the name of the Supporting Securityholder (which have a right to vote at such meeting), the Supporting Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Information Circular, and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and (ii) with respect to any of its Shares that are beneficially owned by the Supporting Securityholder but not registered in the name of the Supporting Securityholder (which have a right to vote at such meeting), the Supporting Securityholder shall deliver or cause to be delivered a duly executed voting instruction form to the intermediary through which the Supporting Securityholder holds its beneficial interest in such Shares (which have a right to vote at such meeting) with a copy to the Purchaser concurrently, instructing that such Shares (which have a right to vote at such meeting) be voted at the Meeting in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement).  Such proxy or proxies shall name those individuals as may be designated by the Corporation in the Information Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, invalidated or modified without the prior written consent of the Purchaser unless its Voting and Support Agreement is terminated in accordance with its terms prior to the exercise of such proxy; and

(l) if applicable, it will terminate certain existing shareholder agreements and investor rights agreements.

Each Voting and Support Agreement also provides that if the Supporting Securityholder or any of its securityholders, directors, officers or affiliates is an officer or director of the Corporation, nothing in the Voting and Support Agreement shall restrict or limit such Person from taking any action required to be taken in the discharge or his or her fiduciary duty as a director or officer of the Corporation or that is otherwise permitted by, or done in compliance with, the Arrangement Agreement, in his or her capacity as a director or officer of the Corporation.

Termination of Voting and Support Agreements

Each Voting and Support Agreement may be terminated:

(a) at any time upon the mutual written agreement of the Purchaser and the Supporting Securityholder;

(b) by the Purchaser, when not in material default of its performance of its obligations under Voting and Support Agreement that has not been remedied or cured within five Business Days of written notice of such default, upon delivery of written notice of termination to the Supporting Securityholder, and without prejudice to any of its rights hereunder and in its sole discretion, if: (i) any of the representations and warranties of the Supporting Securityholder in its Voting and Support Agreement shall not be true and correct in all material respects; or (ii) the Supporting Securityholder shall not have complied with its covenants to the Purchaser contained in its Voting and Support Agreement in all material respects;

(c) by the Supporting Securityholder, when not in material default of its performance of its obligations under its Voting and Support Agreement that has not been remedied or cured within five Business Days of written notice of such default, upon delivery of written notice of termination to the Purchaser, and without prejudice to any of its rights hereunder and in its sole discretion, if the Purchaser: (i) decreases the consideration payable per Security pursuant to the Arrangement; (ii) changes the amount or form of consideration payable pursuant to the Arrangement (other than to increase the total consideration per Security or to add additional consideration); or (iii) without prior written consent of the Supporting Securityholder, otherwise substantially varies the Arrangement or any terms or conditions thereof, in each case, in a manner that is material and adverse to the Supporting Securityholder; or

(d) automatically upon the earlier of: (i) the occurrence of the Effective Time and (ii) the termination of the Arrangement Agreement.

Required Approvals

Court Approval

The Arrangement requires approval by the Court under section 182 of the OBCA.

Interim Order

On November 10, 2025, prior to the mailing of this Information Circular, the Court issued the Interim Order providing for the calling, holding and conduct of the Meeting, the Dissent Rights and certain other procedural matters.  A copy of the Interim Order is attached hereto as Appendix "E".

Final Order

Subject to the terms of the Arrangement Agreement and the Interim Order, and if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Corporation intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently expected to take place on or about December 15, 2025 at 12:00 p.m. (Toronto time), or as soon thereafter as counsel for the Corporation may be heard, by video conference, or at any other date and time and by any other method as the Court may direct.  Any person who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a Notice of Appearance in the form prescribed by the Rules of Civil Procedure (Ontario), together with any evidence or materials that such party intends to present to the Court, by no later than 4:00 p.m. (Toronto time) on December 9, 2025.  Such persons should consult with their legal advisors as to the necessary requirements.  If the hearing is adjourned, postponed, or rescheduled, then, subject to further order of the Court, only those persons having previously filed and served a Notice of Appearance will be given notice of the new date.  Participation in the Court hearing of the application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Court has broad discretion under the OBCA when making orders with respect to the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.  If the Court approves the Arrangement with amendments, depending on the nature of the amendments and subject to the terms of the Arrangement Agreement, the Corporation and/or the Purchaser may determine not to proceed with the Arrangement.  In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously filed and served a Notice of Appearance will be given notice of the postponement, adjournment or rescheduled date.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Interim Order, attached as Appendix "E" to this Information Circular, and the Notice of Application for the Final Order, attached as Appendix "F" to this Information Circular.  The Interim Order and the Notice of Application for the Final Order constitute notice of the Court hearing of the application for the Final Order and are your only notice of the Court hearing.

Shareholder Approval

To become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with MI 61-101.  To the knowledge of the Corporation, after reasonable inquiry, the votes attached to 30,167,409 Shares (representing approximately 16.64% of the Shares outstanding as at the date of this Information Circular) will be excluded in determining whether a simple majority of the votes has been cast in favour of the Arrangement Resolution.  See the full text of the Arrangement Resolution and Plan of Arrangement attached to this Information Circular as Appendices "A" and "C", respectively.

See also "The Arrangement - Voting and Support Agreements".

Right to Dissent

Pursuant to the Interim Order, Registered Shareholders are entitled to Dissent Rights but only if they follow the procedures specified in the OBCA, as modified by the Plan of Arrangement, the Interim Order and any further order of the Court.  See "Dissent Rights".

Effects of the Arrangement

The Arrangement will allow the Purchaser to acquire all of the issued and outstanding Shares in exchange for the Consideration per Share.  The Arrangement is to be carried  out pursuant to the Plan of Arrangement.  Following completion of the Arrangement, it is expected that the Shares will be delisted from the TSX within two or three trading days following such completion of the Arrangement, and that the Shares will also be delisted from the FSE and no longer quoted on the OTCQX.  The Corporation will also make an application to cease to be a reporting issuer in each of the Canadian provinces in which it is a reporting issuer as of the date of the Arrangement Agreement and on closing of the Arrangement the Corporation will commence the process to terminate its reporting requirements under the U.S. Exchange Act.

Shareholders

Pursuant to the Arrangement, each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shareholders) will be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration for each Share held, and the holders of such Shares will cease to be the holders thereof and to have any rights as holders of such Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement.  The holders' names shall be removed from the register of the Shares maintained by or on behalf of the Corporation.

Upon surrender to the Depositary for cancellation of any certificate representing Shares ("Share Certificate"), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, Shareholders will be entitled to receive, and the Depositary will deliver to such holder, the Consideration each Shareholder has the right to receive under the Plan of Arrangement, less applicable withholdings.  Any such Share Certificate surrendered will forthwith be cancelled.

Optionholders

Pursuant to the Arrangement, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Option shall, without any further action by or on behalf of a holder of Options, be deemed to be assigned and transferred by such holder to the Corporation (free and clear of all Liens) in exchange for a cash payment by or on behalf of the Corporation equal to the amount (if any) by which Consideration in respect of each Share underlying each Option exceeds the exercise price of such Option, in each case, less applicable withholdings, and such Option shall immediately be cancelled.  For certainty, where such amount is zero or negative, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option.

Following the surrender and cancellation of the Options, Optionholders immediately prior to the Effective Time will cease to be a holder of Options and be removed from each applicable register of Options.  The Stock Option Plan and all agreements relating to the Options will be terminated and be of no further force and effect.

Warrantholders

Pursuant to the Arrangement, each Warrant outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of any applicable Warrant Certificate and Warrant Indenture in relation thereto, shall be deemed to be unconditionally vested and exercisable, and such Warrant shall, without any further action by or on behalf of a holder of Warrants, be deemed to be assigned and transferred by such holder to the Corporation (free and clear of all Liens) in exchange for a cash payment by or on behalf of the Corporation equal to the amount (if any) by which Consideration in respect of each Share underlying each Warrant exceeds the exercise price of such Warrant, in each case, less applicable withholdings, and such Warrant shall immediately be cancelled.  For certainty, where such amount is zero or negative, none of the Corporation, the Depositary nor the Purchaser shall be obligated to pay the holder of such Warrant any amount in respect of such Warrant.

Following the surrender and cancellation of the Warrants, Warrantholders immediately prior to the Effective Time will cease to be a holder of Warrants and be removed from each applicable register of Warrants.  All agreements, grants and similar instruments relating to the Warrants will be terminated and be of no further force and effect.

Upon surrender to the Depositary for cancellation of any Warrant Certificate, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, Warrantholders will be entitled to receive, and the Depositary will deliver to such holder, the consideration each Warrantholder has the right to receive under the Plan of Arrangement (as described above), less applicable withholdings.  Any such Warrant Certificate surrendered will forthwith be cancelled.

Stock Exchange Listing and Reporting Issuer Status

The Shares are currently listed for trading on the TSX under the symbol "LN" and on the FSE under the symbol "LO5".  The Shares are also quoted in the United States on the OTCQX under the symbol "LONCF".  Following completion of the Arrangement, it is expected that the Shares will be delisted from the TSX within two or three trading days following such completion, and that the Shares will also be delisted from the FSE and no longer quoted on the OTCQX.  The Corporation will also make an application to cease to be a reporting issuer in each of the Canadian provinces in which it is a reporting issuer as of the date of the Arrangement Agreement and on closing of the Arrangement the Corporation will commence the process to terminate its reporting requirements under the U.S. Exchange Act.

Effects on Corporation if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Securityholders will not receive any payment for any of their Securities in connection with the Arrangement, the Corporation will remain a reporting issuer in Canada and the United States and the Shares will continue to be listed and trade on the TSX and the FSE and continue to be quoted on the OTCQX.  See "Risk Factors".

PROCEDURE FOR EXCHANGE OF SHARES AND WARRANTS

Letter of Transmittal - Registered Shareholders and Warrantholders

A Letter of Transmittal has been mailed together with this Information Circular to each Registered Shareholder and Registered Warrantholder on the Record Date.  Each Registered Shareholder and Registered Warrantholder must forward to the Depositary a properly completed and signed Letter of Transmittal, with accompanying Share Certificate(s) or Warrant Certificate(s), if and as applicable, in order to receive the consideration to which such Securityholder is entitled under the Arrangement.  All deposits of Shares and Warrants made under a Letter of Transmittal are irrevocable.  In the event the Arrangement is not consummated, the Depositary will promptly return any Share Certificate(s) or Warrant Certificate(s), as applicable, that have been deposited.  Any use of the mail to transmit Share Certificate(s) or Warrant Certificate(s), as applicable, and a related Letter of Transmittal is at the risk of the Shareholder and Warrantholder, as applicable.  If these documents are mailed, it is recommended that registered mail, properly insured, be used.  Delivery will be deemed effective only when such documents are physically received by the Depositary.  Whether or not Securityholders forward Share Certificate(s) or Warrant Certificate(s), (if and as applicable), upon completion of the Arrangement on the Effective Date, Shareholders will cease to be Shareholders and Warrantholders will cease to be Warrantholders and will only be entitled to receive the consideration to which they are entitled under the Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their Shares in accordance with the dissent procedures.  See "Dissent Rights".

The instructions for exchanging and depositing Share Certificate(s) or Warrant Certificate(s) (if and as applicable) with the Depositary are set out in the Letter of Transmittal.  The Letter of Transmittal provides instructions with regard to lost certificates for Shares and Warrants.  The Letter of Transmittal is available on SEDAR+ (www.sedarplus.ca) under the Corporation's issuer profile and on EDGAR (www.sec.gov/search-filings).

Registered Shareholders and Registered Warrantholders will not actually receive their consideration until the Arrangement is completed and they have returned their properly completed documents, including the Letter of Transmittal and Share Certificate(s) or Warrant Certificate(s) (if and as applicable) to the Depositary.  The exchange of Shares for the consideration in respect of Beneficial Shareholders is expected to be made with the Beneficial Shareholder's nominee (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between the Depositary and such nominee.  The exchange of Warrants for the consideration in respect of Warrantholders is expected to be made with the Beneficial Warrantholder's nominee (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between the Depositary and such nominee.  Beneficial Shareholders and Beneficial Warrantholders must contact their Intermediary to arrange for the surrender of their Shares or Warrants, as applicable.  Beneficial holders of Shares or Warrants held through CDS need not take any action with respect to receiving the consideration to which they are entitled.  Beneficial Shareholders and Beneficial Warrantholders should contact their Intermediary if they have any questions regarding this process.

The Purchaser and the Corporation, subject to the consent of the Depositary, reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders and Warrantholders, as applicable.  The granting of a waiver to one or more Securityholders does not constitute a waiver for any other Securityholders.  The Corporation and the Purchaser reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement.

Optionholders need not complete any documentation to receive the consideration owed to them under the Arrangement in respect of their Options.

Registered Shareholders and Registered Warrantholders who have not received a Letter of Transmittal due to a Postal Strike, may obtain copies of the Letter of Transmittal under the Corporation's profile on SEDAR+ at www.sedarplus.ca.  In the event of a Postal Strike from Canada Post, the Corporation recommends that Registered Shareholders and Registered Warrantholders deposit with the Depositary its Share Certificate(s) or Warrant Certificate(s), as applicable, using alternative means (other than Canada Post).

Exchange Procedure

Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Purchaser shall deliver or cause to be delivered to the Depositary, sufficient funds to satisfy the aggregate amount payable to the Shareholders and to the Warrantholders, which cash shall be held by the Depositary in escrow after the Effective Time as agent and nominee for such former Shareholders and Warrantholders for distribution thereto in accordance with the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a Share Certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(3) of the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered Share Certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as soon as practicable, the Consideration that such Shareholder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to the Plan of Arrangement, and any Share Certificate so surrendered shall forthwith be cancelled.

After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(2) of the Plan of Arrangement, each Share Certificate that immediately prior to the Effective Time represented one or more Shares (other than Shares held by the Purchaser, or any of its affiliates, if any) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the consideration that the holder of such Share Certificate is entitled to receive in accordance with Section 2.3 of the Plan of Arrangement, less any amounts withheld pursuant to Section 4.4 of the Plan of Arrangement.

Upon surrender to the Depositary for cancellation of a Warrant Certificate which immediately prior to the Effective Time represented outstanding Warrants that were transferred pursuant to Section 2.3(4) of the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Warrants represented by such surrendered Warrant Certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Warrantholder, as soon as practicable, the cash amount such Warrantholder has the right to receive under the Arrangement for such Warrants, less any amounts withheld pursuant to the Plan of Arrangement, and any Warrant Certificate so surrendered shall forthwith be cancelled.

After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(4) of the Plan of Arrangement, each Warrant Certificate that immediately prior to the Effective Time represented one or more Warrants (other than Warrants held by the Purchaser, or any of its affiliates, if any) shall be deemed at all times to represent only the right to receive from the Depositary in exchange therefor the consideration that the holder of such Warrant Certificate is entitled to receive in accordance with Section 2.3 of the Plan of Arrangement, less any amounts withheld pursuant to Section 4.4 of the Plan of Arrangement.

On the Effective Date, the Corporation shall pay or cause to be paid out of such amount, net of applicable withholdings, to be paid to Optionholders pursuant to the Plan of Arrangement, either (i) pursuant to the payroll system of the Corporation and its Subsidiaries or such other manner as the Corporation may reasonably elect with the consent of the Purchaser, or (ii) by cheque, wire or similar means (delivered to such Optionholders as reflected on the records of the Corporation in respect of the Options).

Any exchange or transfer of Securities pursuant to the Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

Return of Shares and Warrants

If the Arrangement is not completed for any reason, any deposited Share Certificate and Warrant Certificate and other relevant documents will be returned to the depositing Shareholder or Warrantholder, as applicable, by first class mail, postage prepaid, in the name of and to the address specified by the Shareholder or Warrantholder, as applicable, in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Corporation's transfer agent and registrar and warrant agent, TSX Trust Company.

Lost Certificates

In the event any Share Certificate or Warrant Certificate which immediately prior to the Effective Time represented one or more Shares or Warrants, as applicable, that were transferred pursuant to Section 2.3 of the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register or warrant register, as applicable, maintained by or on behalf of the Corporation, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Shares or Warrants, as applicable, under the Plan of Arrangement in accordance with such holder's duly completed and executed Letter of Transmittal.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights

To the extent that a former Shareholder or Warrantholder shall not have complied with the provisions of Section 4.1 or Section 4.2 of the Plan of Arrangement on or before the date that is six (6) years after the Effective Date  (the "final proscription date"), then: (a) the amount that such former Shareholder or Warrantholder, as applicable, was entitled to receive shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares or Warrants, as applicable, or pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, for no consideration; (b) the consideration that such former Shareholder or Warrantholder, as applicable, was entitled to receive shall be delivered to the Purchaser by the Depositary; (c) the certificates formerly representing Shares or Warrants, as applicable, shall cease to represent a right or claim of any kind or nature as of such final proscription date; and (d) any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the final proscription date shall cease to represent a right or claim of any kind or nature.

Withholding Rights

The Purchaser, the Corporation or the Depositary shall be entitled to deduct and withhold, or direct the Purchaser, the Corporation or the Depositary to deduct and withhold on their behalf, from any amount payable to any Person under the Plan of Arrangement (an "Affected Person"), such amounts as the Purchaser, the Corporation or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act or any provision of any other Law (a "Withholding Obligation").  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

Depositary

The Corporation and the Purchaser have retained, or will retain, the services of the Depositary for the receipt of Letters of Transmittal, Share Certificates and Warrant Certificates (if applicable) and for the delivery of the applicable consideration in exchange for the Shares or Warrants, as applicable, under the Arrangement.  The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities Laws and expenses in connection therewith.

Expenses of the Arrangement

Under the Arrangement Agreement, each Party will pay all costs and expenses incurred by such Party with respect to the Arrangement.  The total expenses incurred or expected to be incurred by the Corporation in connection with the Arrangement are estimated to be approximately Cdn$1,600,000, not including the Specified Service Provider Payments (which are being paid by the Purchaser upon Closing).

INTEREST OF CERTAIN PERSONS IN THE ARRANGEMENT

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that the Corporation's executive officers have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions, as set out below.  The Board is aware of these interests and considered them along with the other matters described above in "The Arrangement - Reasons for the Recommendations of the Board".

Ownership of Securities of the Corporation

As of November 10, 2025, the directors and executive officers of the Corporation and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 34,961,125 Shares representing approximately 19.28% of the outstanding Shares on a non-diluted basis, and 8,375,000 Options.  All Shares held by the directors and executive officers of the Corporation will be treated in the same fashion under the Arrangement as Shares held by every other Shareholder.  The Options will be affected by the Arrangement as described under the heading "The Arrangement - Description of the Arrangement" above.

Based on public filings and information provided by directors and executive officers of the Corporation, the following table sets out the Shares and Options beneficially owned, directly or indirectly, or over which control or direction was exercised (and the percentage they represent of the outstanding Shares and Options, as the case may be) by the directors and executive officers of Corporation, or their respective associates or affiliates, as of November 10, 2025, and the consideration to be received in respect of such Shares and Options as a result of the Arrangement.  The following table also includes the said information for Resolute Canada 2 Pty Ltd, the largest Shareholder of the Corporation.  To the knowledge of the Corporation, none of the directors or executive officers of Corporation, or their respective associates or affiliates, hold any Warrants, and Resolute Canada 2 Pty Ltd does not hold any Options or Warrants.

	Shares and Options Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised		Consideration to be received in respect of the Shares and Options as a result of the Arrangement (before applicable withholdings)		Total estimated amount of consideration to be received (before applicable withholdings)
Name	Shares (1) (#)	Options (1)(2) (#)	Shares (Cdn$)	Options (2) (Cdn$)	(Cdn$)
Arnold Kondrat Executive Chairman of the Board and a director	29,591,909 (16.32%)	1,800,000 (12.51%)	Cdn$40,836,834	Cdn$1,524,000	Cdn$42,360,834
John Barker, Chief Executive Officer	575,500 (0.32%)	1,800,000 (12.51%)	Cdn$794,190	Cdn$1,384,000	Cdn$2,178,190
Peter Cowley President and a director	110,000 (0.06%)	1,600,000 (11.12%)	Cdn$151,800	Cdn$1,328,000	Cdn$1,479,800
Donat Madilo Chief Financial Officer	670,000 (0.37%)	1,050,000 (7.30%)	Cdn$924,600	Cdn$872,000	Cdn$1,796,600
Kevin Baker Director	3,351,416 (1.85%)	550,000 (3.82%)	Cdn$4,624,954	Cdn$506,000	Cdn$5,130,954
Richard Lachcik Director	305,833 (0.17%)	525,000 (3.65%)	Cdn$422,050	Cdn$446,500	Cdn$868,550
William Wilson Director	251,667 (0.14%)	525,000 (3.65%)	Cdn$347,300	Cdn$446,500	Cdn$793,800
Zhengquan (Philip) Chen Director	104,800 (0.06%)	525,000 (3.65%)	Cdn$144,624	Cdn$446,500	Cdn$591,124
Resolute Canada 2 Pty Ltd	31,450,000 (17.35%)	Nil	Cdn$43,401,000	N/A	Cdn$43,401,000

____________________

(1) Based on 181,307,246 Shares and 14,386,000 Options issued and outstanding as of November 10, 2025.  The information as to Shares and Options beneficially owned, directly or indirectly, or over which control or direction was exercised, not being within the knowledge of the Corporation, has been furnished by each respective directors and executive officers, as applicable.

(2) In accordance with the Plan of Arrangement, each Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any Option Agreement in relation thereto, shall be unconditionally vested and exercisable, and shall be, without any further action by or on behalf of the holder of such Option, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for, a cash payment (without interest and less any applicable withholdings) by or on behalf of the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Option, multiplied by the number of Shares such Option entitles the holder to purchase, and each such Option shall immediately be cancelled and terminated.

The directors and executive officers of the Corporation entered into the Voting and Support Agreements pursuant to which, among other things and subject to the terms thereof, they have agreed to vote their Shares in favour of the Arrangement Resolution.  See "The Arrangement - Voting and Support Agreements".

Termination Obligations

The Corporation is party to employment agreements, which provide for change of control payments, being the Specified Service Provider Payments, to be paid to certain of its senior personnel who are Specified Service Providers, if certain conditions are met.  Each of the said agreements will be terminated as of the Effective Time and, as such, such Specified Service Providers will become entitled to the Specified Service Provider Payments.

The following table sets out the estimated aggregate amount of the Specified Service Provider Payments to be received by each Specified Service Provider:

Name	Position	Amount
Arnold Kondrat	Executive Chairman of the Board	Cdn$4,000,000(1)
Peter Cowley	President	US$525,000
John Barker	Chief Executive Officer	Cdn$825,000
Donat Madilo	Chief Financial Officer	US$590,625
Nili Stolarsky	Corporate Controller	US$303,750
Fabrice Matheys	General Manager - Adumbi Mining S.A.	US$168,750
Desire Sangara	Director - Adumbi Mining S.A.	US$114,750
Serge Longo	Deputy General Manager - Adumbi Mining S.A.	US$112,500

____________________

(1) This amount is: (a) inclusive of a Cdn$1,000,000 reduction in Mr. Kondrat's change of control entitlements; and (b) exclusive of: (i) amounts to be owed to Mr. Kondrat in connection with Mr. Kondrat assuming certain accounts receivable of the Corporation (in the amount of approximately Cdn$998,000 as at the date of this Information Circular); (ii) Mr. Kondrat's assumption of a lease of the Corporation; and (iii) potential liabilities and benefits in connection with Mr. Kondrat's assumption of the Non-Core Business.

Insurance and Indemnification of Directors and Officers

The Arrangement Agreement provides that, prior to the Effective Time, the Corporation shall use its commercially reasonable efforts to and, if the Corporation is unable to after using commercially reasonable efforts, the Purchaser shall cause the Corporation to, as of the Effective Time, obtain and fully pay the premium for the extension of the directors' and officers' liability coverage of the Corporation's and its Subsidiaries' existing directors' and officers' insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation's current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors' and officers' liability insurance ("D&O Insurance"), and with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation's and its Subsidiaries' existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a present or former director or officer of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of the Arrangement Agreement, the Arrangement or the other transactions contemplated by the Arrangement Agreement or arising out of or related to the Arrangement Agreement and the transactions contemplated hereby); provided that the cost of such run off insurance policies or other policies contemplated shall not exceed 200% of the current annual premium for the Corporation's D&O Insurance.

Pursuant to the Arrangement Agreement, the Purchaser agreed, from and after the Effective Time, that it cause the Corporation or the applicable Subsidiary to honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries under the Corporation's D&O Insurance and the Corporation's by-laws, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms.

The Arrangement Agreement also provides that, prior to the Effective Time, the Corporation shall use commercially reasonable efforts to cause, and cause its Subsidiaries to cause, each of the directors and officers of the Corporation to enter into indemnification agreements providing indemnification as permitted under the OBCA in form satisfactory to the Purchaser (acting reasonably).

MI 61-101

As a reporting issuer, the Corporation is subject to MI 61-101, which regulates transactions that raise the potential for conflicts of interest, including the Arrangement.  MI 61-101 regulates certain types of transactions to ensure equality of treatment among securityholders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other securityholders.  If MI 61-101 applies to a proposed transaction, then the applicable reporting issuer may be required to, among other things: (i) provide enhanced disclosure in documents sent to securityholders, (ii) obtain the approval of securityholders excluding the votes of Interested Parties (as defined below); or (iii) obtain a formal valuation of the securities being acquired.

The protections of MI 61-101 apply to a reporting issuer proposing to carry out, among other things, a "business combination" (as defined in MI 61-101), which includes an arrangement which may terminate the interest of the holder of an equity security of the issuer (such as the Shares) without the holder's consent, regardless of whether the equity security is replaced with another security.

A transaction such as the Arrangement will constitute a "business combination" for purposes of MI 61-101 if, at the time the Arrangement is agreed to, one or more "related parties" (as defined in MI 61-101) of the Corporation (such as a director or senior officer, or a holder of 10% or more of the Shares) directly or indirectly, as a consequence of the Arrangement, receives a "collateral benefit" (as defined in MI 61-101) (each such "related party" referred to as an "Interested Party" and together, "Interested Parties").

A "collateral benefit", as defined in MI 61-101, subject to certain specified exclusions, means any benefit that a related party of the issuer is entitled to receive, directly or indirectly, as a consequence of the transaction, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer or of another Person.  However, a benefit received by a related party of the Corporation is not considered to be a collateral benefit for purposes of the Arrangement if the benefit is received solely in connection with the related party's services as an employee, director or consultant of the Corporation and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; and (iii) full particulars of the benefit are disclosed in this Circular; and either: (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than one percent (1%) of the Shares, or (B) an independent committee of the Corporation determines that the value of the benefit, net of any offsetting costs to the related party, is less than five percent (5%) of the consideration to be received by the related party in exchange for the equity securities beneficial owned by the related party and such independent committee's determination  is disclosed in the disclosure document for the transaction.

If the Arrangement constitutes a "business combination", MI 61-101 requires that the Arrangement Resolution be approved by a majority of the minority of Shareholders.  In determining minority approval for a business combination, the Corporation is required to exclude the votes attached to Shares that, to the knowledge of the Corporation, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all (a) Interested Parties, (b) any related party of an Interested Party (subject to limited exceptions) or (c) any "joint actor" (as defined in MI 61-101) of any of the foregoing.  This approval is in addition to the requirements that the Arrangement Resolution be approved by at least 66 2/3% of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting.

Pursuant to MI 61-101, the Board has determined that the Specified Service Provider Payments and certain consideration in connection with the divesture of the Non-Core Business are considered to be "collateral benefits" accruing to "related parties" of the Corporation, unless: (i) they are excluded as a result of such party "beneficially" (within the meaning of MI 61-101) owning or exercising control or direction over less than 1% of the outstanding equity securities of the Corporation at the relevant time, or (ii) an independent committee of the Corporation determines that the value of the benefit, net of any offsetting costs to the related party, is less than five percent (5%) of the consideration to be received by the related party in exchange for the equity securities beneficial owned by the related party.

At the time the Arrangement was agreed to, to the knowledge of the Corporation, after reasonable inquiry, other than Mr. Kondrat and Mr. Barker, who beneficially hold 16.32% and 0.32%, respectively, of the outstanding Shares, no director, senior officer or other Specified Service Provider who is a "related party" of the Corporation, nor their respective associated and affiliated entities, beneficially own, or exercise control or direction over, 1% or more of the Shares.

Minority Approval

The value of the Specified Service Provider Payments exceeds 5% of the value of the consideration to be received by each of Mr. Kondrat and Mr. Barker, respectively.  As a result, the aforementioned benefits to be received by Mr. Kondrat and Mr. Barker will constitute a "collateral benefit" for purposes of MI 61-101.

In accordance with the requirement of MI 61-101, each of Mr. Kondrat and Mr. Barker is considered to be an "Interested Party" and the votes attached to the Shares beneficially owned or controlled by each such individual are required to be excluded for purposes of determining majority of minority approval pursuant to Section 8.1(2) of MI 61-101.

As of the Record Date, for the purposes of MI 61-101, to the knowledge of the Corporation, after reasonable inquiry, Mr. Kondrat and Mr. Barker, as the only "Interested Parties", own or exercise control or direction over the following Securities, as determined in accordance with MI 61-101 and Section 1.8 of National Instrument 62-104 - Take-Over Bids and Issuer Bids:

Name	Shares	Options
Arnold Kondrat	29,591,909	1,800,000
John Barker	575,500	1,800,000

As of the Record Date, Mr. Kondrat and Mr. Barker collectively held, or exercised control or direction over, 30,167,409 Shares representing 16.64% of the Shares on a non-diluted basis, which Shares shall be excluded from voting for purposes of determining whether "minority approval" is obtained in respect of the Arrangement Resolution at the Meeting.

Valuation Requirements

The formal valuation requirement in MI 61-101 for a business combination does not apply to the Arrangement.

To the knowledge of the directors and executive officers of the Corporation, after reasonable inquiry, there have been no prior valuations (as defined in MI 61-101) in respect of the Corporation in the 24 months prior to the date of this Information Circular and no bona fide prior offer (as contemplated in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by the Corporation during the 24 months before the execution of the Arrangement Agreement.

THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed on SEDAR+ (www.sedarplus.ca) under Corporation's issuer profile and on EDGAR (at www.sec.gov/search-filings), and to the Plan of Arrangement, which is appended hereto as Appendix "C".

On October 14, 2025, the Corporation and the Purchaser entered into the Arrangement Agreement.  Pursuant to the terms of the Arrangement Agreement, the Corporation and the Purchaser agreed that, subject to the terms and conditions set forth therein, the Purchaser will acquire all of the issued and outstanding Shares.  Upon completion of the Arrangement, each Shareholder (other than Dissenting Shareholders) will receive, in exchange for each Share held, Cdn$1.38 in cash.  The terms of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of the Purchaser, the Corporation, the Board, the Special Committee and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by the Corporation to the Purchaser and representations and warranties made by the Purchaser to the Corporation.  Those representations and warranties were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms.  Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure documents filed by the Corporation, or those standards used for the purpose of allocating risk between parties to an agreement in other contexts.  For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement  Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by the Corporation in favour of the Purchaser relate to, among other things: (i) organization; (ii) authorization, corporate action and board approvals; (iii) validity of agreement; (iv) no violations; (v) governmental authorization; (vi) compliance with Laws and constating documents; (vii) capitalization; (viii) shareholders' and similar agreements; (ix) subsidiaries; (x) reporting issuer status and stock exchange compliance; (xi) U.S. securities law matters; (xii) authorizations; (xiii) the Fairness Opinion; (xiv) interested parties; (xv) brokers; (xvi) Board and Special Committee approvals; (xvii) material contracts; (xviii) suppliers; (xix) restrictions on conduct of business; (xx) government contracts; (xxi) litigation; (xxii) financial statements; (xxiii) books and records; (xxiv) absence of certain changes; (xxv) related party transactions; (xxvi) taxes; (xxvii) employment matters; (xxviii) property and mineral rights; (xxix) mineral resources and reserves; (xxx) work programs; (xxxi) exploration information; (xxxii) insurance; (xxxiii) environmental and community matters; (xxxiv) anti-money laundering and anti-corruption; (xxxv) politically exposed shareholders of the Corporation; (xxxvi) intellectual property, data protection and cybersecurity; (xxxvii) competition; (xxxviii) auditor and transfer agent; (xxxix) data room; and (xl) government assistance.

The representations and warranties provided by the Purchaser in favour of the Corporation relate to, among other things: (i) organization; (ii) corporate authorization; (iii) validity of agreement; (iv) governmental authorization; (v) non-contravention; (vi) competition; (vii) litigation; (viii) certain arrangements; and (ix) sufficient funds.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1) The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(2) The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise.

(3) No court or other Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement or any of the other transactions contemplated in the Arrangement Agreement.

(4) The Articles of Arrangement to be filed with the Director under the OBCA in accordance with the Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

(5) The Corporation and the Purchaser shall have provided an irrevocable direction to counsel of the Corporation to pay from the funds held in escrow pursuant to the requirements of the Arrangement Agreement, to the Corporation: (a) the Specified Service Provider Payments owed to each of the Specified Service Providers pursuant to the amounts set out in the Disclosure Letter; and (b) all amounts payable in respect of the Options as provided for in the Plan of Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless certain conditions, including each of the following conditions, are satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1) As further set out in the Arrangement Agreement, (a) certain fundamental representations and warranties of the Corporation, with respect to organization and qualification, corporate authorization, execution and binding obligation, no violations, governmental authorization, no conflict/non-contravention, subsidiaries, authorizations, brokers, financial statements, property and mineral right and no Material Adverse Effect, are, as of the date of the Arrangement Agreement, and will be, as of the Effective Time, true and correct in all respects other than failures to be true and correct that result from actions that are expressly required by the terms of the Arrangement Agreement or approved in writing by the Purchaser; (b) representations and warranties around capitalization of the Corporation are, as of the date of the Arrangement Agreement, and will be, as of the Effective Time, true and correct in all respects other than such failures to be true and correct that would have no more than de minimis inaccuracies; and (c) with respect to all other representations and warranties of the Corporation set out in the Arrangement Agreement are, as of the date of the Arrangement Agreement, and will be, as of the Effective Time, true and correct, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect (and, for this purpose, any reference to "material", "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2) The Corporation shall have fulfilled or complied in all material respects with its covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3) Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 5% of the issued and outstanding Shares.

(4) Since the date of the Arrangement Agreement, there shall have not occurred a Material Adverse Effect which is continuing as of the Closing.

(5) There is no Action pending or threatened by any Governmental Entity in any jurisdiction which may as a result, or by any other Person (other than the Purchaser or its affiliates) in any jurisdiction that is reasonably likely to: (a) prohibit, or impose material adverse conditions or terms upon, the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement; (b) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full right of ownership over, any Shares, including the right to vote the Shares; or (c) prohibit the ownership or operation by the Purchaser of the business of the Purchaser or its affiliates, the Corporation or any of the Corporation's Subsidiaries or compel the Purchaser or its affiliates to dispose of or hold separate any material portion of the business or assets of the Purchaser or its affiliates, the Corporation or any of the Corporation's Subsidiaries' as a result of the Arrangement.

(6) Each of the Termination and Release Agreements has been since the date of execution thereof, and continues to remain, in full force and effect and enforceable against the parties thereto.

(7) All Intercompany Debt existing between the Corporation and its Subsidiaries and the Non-Core Businesses to be divested shall have been repaid or otherwise settled or discharged to the satisfaction of the Purchaser, in its sole discretion, without any negative tax implications to the Corporation or any Subsidiary.

(8) The Non-Core Businesses shall have been sold or otherwise divested by the Corporation or a Subsidiary of the Corporation, as applicable, to the satisfaction of the Purchaser, in its sole discretion, without any negative tax implications to the Corporation or any Subsidiary, so that the Non-Core Businesses are not part of the assets of the Corporation as of the Closing.

(9) All amounts owing from certain identified parties (on the one hand) to the Corporation or any Subsidiary (on the other hand) shall be repaid in full or otherwise settled without any negative tax implications to the Corporation or any Subsidiary, and there shall be no amounts owing from the aforementioned parties to the Corporation or any Subsidiary showing on the Books and Records of the Corporation or any Subsidiary as of the Effective Time.

(10) The Corporation (and/or any applicable affiliate) shall have: (a) discharged all of its obligations in favour of, and shall have repaid all indebtedness owing by the Corporation (and/or any of its affiliates) to, a certain bank in the DRC; and (b) provided to the Purchaser evidence thereof, in such form and substance satisfactory to the Purchaser, acting reasonably.

(11) All Regulatory Approvals required by the Corporation to be obtained to complete the Arrangement have been obtained by the Corporation.

(12) The full and final resolution of an identified dispute and amendment to a certain advisory agreement of the Corporation, in form and substance satisfactory to the Purchaser.

(13) The Corporation shall have either: (a) terminated the Lease Agreement (or any obligations of the Corporation thereunder); or (b) assigned the Lease Agreement (and obligations of the Corporation thereunder) to a non-affiliate of the Corporation, in each case without any cost to the Corporation, and shall have provided to the Purchaser evidence thereof, in form and substantive satisfactory to the Purchaser, acting reasonably.

Conditions Precedent to the Obligations of Corporation

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(1) As further set out in the Arrangement Agreement, (a) certain fundamental representations and warranties of the Purchaser, with respect to organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, non-contravention and certain arrangements, are, as of the date of the Arrangement Agreement, and will be, as of the Effective Time, true and correct in all respects, except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and (b) with respect to all other representations and warranties of the Purchaser set out in the Arrangement Agreement are, as of the date of the Arrangement Agreement, and will be, as of the Effective Time, true and correct in all material respects, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; provided that, notwithstanding anything to the contrary in the Arrangement Agreement, the condition set forth under this paragraph (1) will be deemed to have been satisfied unless the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not prevent or materially impede completion of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by a senior officer of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

(2) The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser has delivered a certificate confirming same to the Corporation, executed by a senior officer of the Purchaser (without personal liability) addressed to the Corporation and dated the Effective Date.

(3) Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have deposited with the Depositary, the Corporation or counsel to the Corporation, as the case may be, sufficient funds in escrow, in each case, in accordance with the Arrangement Agreement.

(4) All Regulatory Approvals required by the Purchaser or any of its affiliates to be obtained to complete the Arrangement have been obtained by the Purchaser or such affiliate.

Covenants

In the Arrangement Agreement, each of the Corporation and the Purchaser has agreed to certain covenants, including customary affirmative and negative covenants.

The Corporation has agreed that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course, in a proper and prudent manner and in accordance with good industry practice and Laws, except (a) as expressly required or permitted by the Arrangement Agreement; (b) to the extent necessary to comply with Law; or (c) with the prior written consent or under the written direction, authority or control of the Purchaser or its affiliates (clauses (a) to (c) collectively, the "Specified Exemptions").

Without limiting the generality of the above paragraph and except pursuant to the Specified Exemptions, the Corporation agreed that, until the earlier of the Effective Time or the time that the Arrangement Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to maintain and preserve intact, in all material respects, the current business organization, goodwill and assets of the Corporation and its Subsidiaries (taken as a whole) and relationships with, and services of, the Corporation Service Providers (as a group), suppliers, creditors, lessors, business associates, licensors, partners, Governmental Entities and other Persons with which the Corporation or any of its Subsidiaries has business relations and comply with all of its obligations under the Material Contracts.

Subject to the covenants related to Regulatory Approvals in the Arrangement Agreement (which shall govern in relation to Regulatory Approvals), the Corporation shall, and shall cause its Subsidiaries to, perform all obligations required or advisable to be performed by the Corporation or its Subsidiaries under the Arrangement Agreement, cooperate with the Purchaser in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement.  Each Party agreed that it shall, and shall cause its affiliates to, use its commercially reasonable efforts to obtain any required Regulatory Approvals as soon as is reasonably practicable after the date of the Arrangement Agreement.  For the purposes of obtaining the Regulatory Approvals, the Parties will furnish one another or the applicable Governmental Entity with such information and assistance as each other Party or Governmental Entity may reasonably request in order to obtain a Regulatory Approval.

The Parties agreed to use their respective reasonable best efforts to prevent the entry of (and, if entered, to have vacated, lifted, reversed or overturned) any order of a Governmental Entity that results from any shareholder litigation against the Parties or any of their respective directors or officers relating to the Arrangement Agreement or the Arrangement; provided that in the event that any shareholder litigation related to the Arrangement Agreement or the Arrangement is brought, or, to the knowledge of the Corporation, threatened in writing, against the Corporation or any members of the Board after the date of the Arrangement Agreement and prior to the Effective Time ("Transaction Litigation") (a) the Corporation will promptly notify the Purchaser of any such Transaction Litigation and will keep the Purchaser reasonably informed with respect to the status thereof; (b) the Corporation will give the Purchaser the opportunity to participate in the defense of any Transaction Litigation; and (c) the Corporation will not settle or agree to settle any Transaction Litigation without the Purchaser's prior written consent.

The Corporation agrees that it will promptly notify the Purchaser of (a) any Material Adverse Effect; (b) resignation or termination of any Corporation Service Provider that is part of the senior management of the Corporation or a Subsidiary; (c) notice or other communication from any Person alleging (i) that the consent, waiver or approval of such Person is required in connection with the Arrangement Agreement or the Arrangement, or (ii) such Person is terminating or otherwise adversely modifying a Material Contract as a result of the Arrangement or the Arrangement Agreement; (d) any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement; or (e) Action commenced or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries or affecting their assets.

Covenants Relating to Board Matters

The Corporation agreed that, prior to the Effective Time, the Corporation will use commercially reasonable efforts to cause, and cause its Subsidiaries to cause, all: (a) directors of the Corporation and its Subsidiaries; and (b) Corporation Service Providers of the Corporation, to:

(i) provide resignations from such positions effective as at the Effective Time;

(ii) enter into mutual releases with each such officer and director of all claims against the other, in form satisfactory to the Purchaser (acting reasonably);

(iii) enter into releases with each Person that is not an officer and director of all claims against the Corporation and its Subsidiaries, as applicable, in form satisfactory to the Purchaser (acting reasonably); and

(iv) in the case of the directors and officers of the Corporation, enter into indemnification agreements providing indemnification as permitted under the OBCA in form satisfactory to the Purchaser (acting reasonably).

The Parties agreed that the resignations and releases contemplated by items (i), (ii) and (iii) above as they relate to Specified Service Providers shall be set out in the applicable Termination and Release Agreement.  In addition to the foregoing, prior to the Effective Time, the Corporation agreed to cause all Specified Service Providers (who have not entered into a Termination and Release Agreement as of the date hereof) to enter into a Termination and Release Agreement.

Covenants Relating to Stock Exchange Delisting and Reporting Issuer Status

The Corporation agreed that, prior to the Effective Time, the Corporation will cooperate with the Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Securities Laws to enable: (a) the delisting by the Corporation of the Shares from the TSX and the FSE; (b) the withdrawal of the Shares on the OTCQX; and (c) the Corporation to cease to be a reporting issuer in each of the provinces in which it is a reporting issuer as of the date of the Arrangement Agreement and to cease to be a registrant with the SEC, in each case, as promptly as practicable after the Effective Time.

Covenants Relating to D&O Insurance and Indemnification

See the summary under "Interest of Certain Persons in the Arrangement Agreement - Insurance and Indemnification of Directors and Officers".

Covenants Relating to Pre-Acquisition Reorganization

The Corporation agreed that, upon the reasonable written request by the Purchaser, the Corporation shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to: (i) effect such reorganizations of the Corporation's or its Subsidiaries' business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably, including amalgamations, continuances, wind-ups, distributions, contributions, sales, intercompany loans or the refinancing thereof, and any other transaction (each a "Pre-Acquisition Reorganization"); (ii) cooperate with the Purchaser and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which any Pre-Acquisition Reorganizations might most effectively be undertaken; and (iii) cooperate with the Purchaser and its advisors to seek to obtain consents or waivers which might be required from the Corporation's lenders in connection with any Pre-Acquisition Reorganization, if any, provided that any costs, fees or expenses associated with any of the foregoing shall be at the Purchaser's sole expense.

Without limiting the generality of the foregoing, the Corporation acknowledges that the Purchaser may enter into transactions (the "Bump Transactions") designed to step up the Tax basis in certain capital property of the Corporation for purposes of the Tax Act and agrees to use reasonable commercial efforts to provide information reasonably required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.  The Corporation also agrees, to the extent that there is a change in Law that would preclude the Purchaser from completing, or that would have the effect of denying the Purchaser the expected benefit from, any Bump Transactions, to amend the Plan of Arrangement as necessary to effect any Bump Transactions, on the basis that such amendment is a Pre-Acquisition Reorganization, and provided that such amendment does not require the approval of the Shareholders.

If the Arrangement is not completed, the Purchaser shall (i) forthwith reimburse the Corporation for all costs and expenses, including reasonable legal fees, disbursements and Taxes incurred by the Corporation and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization; and (ii) indemnify and hold harmless the Corporation, its Subsidiaries and their respective directors, officers, employees, agents and representatives from and against any and all liabilities, losses (including, for certainty, the fair value of any utilized or lost Tax attributes), damages, claims, costs, expenses, interest, awards, judgements, Taxes and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization, and, at the discretion of the Corporation, any reversal or unwinding of any Pre-Acquisition Reorganization.

Covenants Relating to Non-Solicitation

The Corporation has agreed that, except as expressly provided in Article 5 of the Arrangement Agreement, or to the extent the Purchaser has otherwise consented in writing, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives (and in so doing shall instruct its and its Subsidiaries' Representatives not to, directly or indirectly):

(a) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Corporation may (i) provided that a copy of such communication is provided in advance to the Purchaser, communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, (ii) advise any Person of the restrictions of the Arrangement Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board (or the relevant committee thereof) has determined that their Acquisition Proposal does not constitute a Superior Proposal;

(c) make a Change in Recommendation; or

(d) accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement with any Person (other than the Purchaser or any of its affiliates) in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement or as otherwise permitted in Article 5 of the Arrangement Agreement).

Except as expressly provided in Article 5 of the Arrangement Agreement, the Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities with any Person (other than with the Purchaser, its affiliates or their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

The Corporation agreed that, if the Corporation or any of its Subsidiaries, or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any Subsidiary in connection with any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, the Corporation shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, which notice shall include a copy of the Acquisition Proposal, inquiry, proposal or offer and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request.

The Corporation agreed to keep the Purchaser promptly and fully informed of the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material documents and material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence or communication to the Corporation by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding the covenants related to non-solicitation and any other provision of the Arrangement Agreement, if at any time prior to obtaining the required Shareholder approval for the Arrangement Resolution, the Corporation receives a request for material non-public information, or to enter into discussions, from a Person or group of Persons that proposes to the Corporation an unsolicited Acquisition Proposal, then the Corporation may (i) provide copies of, access to or disclosure of confidential information, properties, facilities, or Books and Records to such Person or group of Persons and their respective Representatives and/or (ii) participate in discussions or negotiations with, the Person or group of Persons making such request, if and only if:

(a) prior to the taking of such action, the Board first determines (based upon, inter alia, the recommendation of the Special Committee) in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Law and has provided the Purchaser with written confirmation thereof;

(b) such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement shall not be a violation of this clause);

(c) the Corporation has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement in all material respects and the directors and executive officers that are Supporting Securityholders have been and continue to be in compliance with their respective obligations under their Voting Support Agreements;

(d) prior to providing any such copies, access, or disclosure, the Corporation enters into an Acceptable Confidentiality Agreement and, provides a copy of such executed agreement to the Purchaser promptly following its execution and before any confidential information is provided to any such Person; and

(e) any such information provided to such Person shall have already been (or is simultaneously) provided to the Purchaser.

If, prior to obtaining the required Shareholder approval for the Arrangement Resolution, the Corporation receives a bona fide written Acquisition Proposal that (A) was not, directly or indirectly, solicited, initiated, knowingly encouraged or otherwise facilitated in violation of the covenants related to non-solicitation in the Arrangement Agreement, and (B) constitutes a Superior Proposal, the Board may (based upon, inter alia, the recommendation of the Special Committee), subject to compliance with termination provisions of the Arrangement Agreement, enter into a definitive agreement or make a Change in Recommendation with respect to such Superior Proposal, if and only if:

(1) the Corporation has been, and continues to be, in compliance with its obligations under the covenants related to non-solicitation in the Arrangement Agreement, in all material respects;

(2) the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Arrangement Agreement shall not be considered to be such a restriction);

(3) the Corporation has delivered to the Purchaser a written notice of the determination of the Board, in good faith after consultation with its financial advisors and outside legal counsel, that (i) such Acquisition Proposal constitutes a Superior Proposal; (ii) the failure to take the relevant action would be inconsistent with its fiduciary duty under Law; (iii) adequate arrangements have been made by the Person making the Superior Proposal to ensure that the required funds will be available to complete the Superior Proposal and pay the Termination Fee; and (iv) of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal and/or make a Change in Recommendation, as applicable, together with (I) the identity of the Person(s) making the Superior Proposal, (II) a true and complete copy of the form of definitive agreement in respect of the Superior Proposal and all material ancillary documents, including financing commitments, containing material terms and conditions of the Superior Proposal, and (III) a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (all such deliveries, collectively, the "Superior Proposal Notice") (it being agreed that neither the delivery of a Superior Proposal Notice nor any public announcement thereof that the Corporation is required to make under Law will constitute a Change in Recommendation unless and until the Corporation will have failed at or prior to the end of the Matching Period (and, upon the occurrence of such failure, such Superior Proposal Notice and such public announcement will constitute Change in Recommendation) to publicly announce that it (i) is recommending the Arrangement and (ii) has determined that such other Acquisition Proposal (taking into account (x) any modifications or adjustments made to the Arrangement agreed to by the Purchaser in writing and (y) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Acquisition Proposal);

(4) the Acquisition Proposal (and any agreement(s) related thereto) do not obligate or permit the Corporation, or any of its Representatives, to provide any "hello", "break", termination or other fees or options or rights to acquire assets or securities of the Corporation or any of its Subsidiaries unless and until the Arrangement Agreement is terminated in accordance with its terms;

(5) at least ten full Business Days (the "Matching Period") have elapsed from the date on which the Purchaser received the Superior Proposal Notice;

(6) during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement (see below), to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board and the Corporation shall have fulfilled their obligations under the Arrangement Agreement (see below);

(7) after the Matching Period, the Board has determined in good faith, (i) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under the Arrangement Agreement (see below)) and (ii) after consultation with outside legal counsel that the failure to take the relevant action would be inconsistent with its fiduciary duties under Law; and

(8) prior to or concurrently with entering into such definitive agreement or making such Change in Recommendation, the Corporation terminates the Arrangement Agreement pursuant to the applicable termination provision of the Arrangement Agreement and pays in full to the Purchaser the Termination Fee.

Right to Match

The Arrangement Agreement provides that the Corporation acknowledges and agrees that, during the Matching Period, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement, including an increase in, or modification of, the Consideration.  During the Matching Period: (a) the Board shall review any offer made by the Purchaser under this paragraph to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement or the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms.  If the Board determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement, and the Purchaser shall be afforded a new Matching Period from the date on which the Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from the Corporation.

At the written request of the Purchaser, the Board shall promptly reaffirm the Board Recommendation (based upon, inter alia, the recommendation of the Special Committee) by press release after: (i) any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed, (ii) the Board determines that a proposed amendment to the terms of the Arrangement Agreement or the Plan of Arrangement as contemplated under the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal or (iii) the Purchaser, acting reasonably, requests that the Board make such reaffirmation.  The Corporation shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

If the Corporation provides a Superior Proposal Notice to the Purchaser on a date that is less than ten Business Days before the Meeting, the Corporation shall be permitted to, and shall upon request from the Purchaser, adjourn or postpone the Meeting to a date that is not more than ten Business Days after the scheduled date of the Meeting, but in any event the Meeting shall not be adjourned or postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

Nothing in the Arrangement Agreement shall prohibit the Board from complying with its obligations under Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal.  Further, nothing in the Arrangement Agreement shall prevent the Board from making any disclosure to the Shareholders if the Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under Law; provided, however, that the Board shall not be permitted to make a Change in Recommendation, other than as permitted by the Arrangement Agreement and provided further that (i) the Corporation shall provide the Purchaser and its counsel with a reasonable opportunity to review the form and content of such disclosure and shall give reasonable consideration to any comments made by the Purchaser and its counsel and (ii) any disclosure made in accordance with this paragraph includes the Board Recommendation without any modification or qualification thereof and does not contain a Change in Recommendation or any other statements by or on behalf of the Board which would reasonably be expected to have the same effect as a Change in Recommendation.  In addition, nothing contained in the Arrangement Agreement shall prevent the Corporation or the Board from calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the OBCA or ordered to be held by a court in accordance with applicable Laws.  For certainty, where the Board makes a Change in Recommendation and the Purchaser does not exercise its applicable right of termination pursuant to the Arrangement Agreement prior to the Meeting, the Corporation shall hold the Meeting on the date for which such Meeting is scheduled (subject to adjournment or postponement in accordance with the previous paragraph above).

Any violation of the restrictions set forth in the right to match provisions of the Arrangement Agreement by the Corporation's Subsidiaries or the Corporation's or its Subsidiaries' respective Representatives shall be deemed to be a breach thereof by the Corporation.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution by the Shareholders and/or receipt of the Final Order) by:

(1) the mutual written agreement of the Parties; or

(2) either the Corporation, on the one hand, or the Purchaser, on the other hand, if:

a. The required Shareholder approval for the Arrangement Resolution is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement pursuant to this provision if the failure of such approval to be obtained was primarily caused by, or is a result of, a breach by such Party of any of its obligations hereunder;

b. After the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement pursuant to this clause has complied with its obligations under the Arrangement Agreement to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to a result of a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under the Arrangement Agreement; or

c. The Effective Time does not occur on or prior to the Outside Date, provided that neither the Corporation nor the Purchaser may terminate the Arrangement Agreement pursuant to this clause if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties under the Arrangement Agreement or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(3) the Corporation if:

a. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement shall have occurred that would cause any condition in paragraphs (1) or (2) under "Arrangement - Summary of Arrangement Agreement - Conditions Precedent to the Obligations of Corporation" not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of of the Arrangement Agreement; provided that the Corporation is not then in breach of the Arrangement Agreement so as to cause any condition in paragraphs (1) or (2) under "Arrangement - Summary of Arrangement Agreement - Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied; or

b. Prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Corporation to enter into a definitive written agreement with respect to a Superior Proposal (excluding an Acceptable Confidentiality Agreement), provided the Corporation is then in compliance with covenants contained in "Arrangement - Summary of Arrangement Agreement - Covenants Relating to Non-Solicitation" in all material respects and that prior to or concurrent with such termination the Corporation pays the Termination Fee in accordance with the provisions hereof;

(4) the Purchaser if:

a. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any condition in paragraphs (1) or (2) under "Arrangement - Summary of Arrangement Agreement - Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition in paragraphs (1) or (2) under "Arrangement - Summary of Arrangement Agreement - Conditions Precedent to the Obligations of Corporation" not to be satisfied;

b. Prior to the approval by the Shareholders of the Arrangement Resolution, (i) the Board or the Special Committee fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, or publicly proposes or states an intention to so withdraw, amend, modify or qualify, the Board Recommendation or the Corporation makes or permits any Representative of the Corporation or a Subsidiary to make a public statement by or on behalf of the Board that would be reasonably expected to have the same effect, (ii) the Board or the Special Committee accepts, approves, endorses, enters into, recommends, or publicly proposes to accept, approve, endorse, enter into or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or in the event that the Meeting is scheduled to occur within such five Business Day period, beyond the third Business Day prior to the date of the Meeting), or (iii) the Board or the Special Committee fails to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting), with each Party acting reasonably and in good faith (each, a "Change in Recommendation");

c. Prior to the approval by the Shareholders of the Arrangement Resolution, the Corporation, a Subsidiary or any of their respective Representatives breaches any of its obligations under "Arrangement - Summary of Arrangement Agreement - Covenants Relating to Non-Solicitation" in any material respect; or

d. Since the date of the Arrangement Agreement, there has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

provided that, in each case, the Party desiring to terminate the Arrangement Agreement pursuant to the foregoing clauses (other than pursuant to the mutual written agreement termination clause) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for the Party's exercise of its termination right.

Expenses and Termination Fee

Except as expressly otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

For the purposes of the Arrangement Agreement, "Termination Fee" means an amount equal to Cdn$10,000,000.

For the purposes of the Arrangement Agreement, "Purchaser Termination Fee Event" means the termination of the Arrangement Agreement:

(1) by the Purchaser pursuant to paragraph 4(b) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement";

(2) by the Purchaser pursuant to paragraph 4(c) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement";

(3) by the Corporation pursuant paragraph 3(b) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement"; or

(4) by the Corporation or the Purchaser pursuant to paragraph 2(a) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement", paragraph 2(c) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement" or by the Purchaser pursuant to paragraph 4(a) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement" of the Arrangement Agreement, but only if:

a. prior to such termination, (A) an Acquisition Proposal is publicly announced, proposed, offered or otherwise made known to the Shareholders, the Board or the Corporation by any Person (other than the Purchaser or its affiliates), or (B) any Person (other than the Purchaser or its affiliates) publicly announces an intention to make an Acquisition Proposal in respect of the Corporation; and

b. within 12 months of the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (a)(A) above) is consummated or effected, or (B) the Corporation or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (a)(A) above) and such Acquisition Proposal is later consummated or effected (whether or not within 12 months of the date of such termination), provided that, for the purposes of items (i) and (ii) above , the term "Acquisition Proposal" shall have the meaning assigned to such term, except that references to "20% or more" shall be deemed to be references to "50% or more".

For the purposes of the Arrangement Agreement, "Corporation Termination Fee Event" means the termination of the Arrangement Agreement by the Corporation or the Purchaser pursuant to paragraph 2(c) under "Arrangement - Summary of Arrangement Agreement - Termination of the Arrangement Agreement" if: (a) all closing conditions set out in "Arrangement - Summary of Arrangement Agreement - Mutual Conditions Precedent" and "Arrangement - Summary of Arrangement Agreement - Additional Conditions Precedent to the Obligations of the Purchaser of the Arrangement Agreement" are satisfied prior to the Outside Date; (b) notwithstanding that the closing conditions set out in "Arrangement - Summary of Arrangement Agreement - Mutual Conditions Precedent" and "Arrangement - Summary of Arrangement Agreement - Additional Conditions Precedent to the Obligations of the Purchaser of the Arrangement Agreement" have been met, the Purchaser refuses to consummate the transactions contemplated by the Arrangement Agreement, for any reason, in its sole discretion as required by the Arrangement Agreement; and (c) prior to such termination, the Corporation provides reasonable evidence that it is ready, willing and able to consummate the transactions contemplated by the Arrangement Agreement.

If a Purchaser Termination Fee Event occurs, the Corporation shall pay the Termination Fee to the Purchaser by wire transfer of immediately available funds, as follows:

(1) if the Termination Fee is payable pursuant to paragraph (1) or (2) under the meaning of "Purchaser Termination Fee Event" above, the Termination Fee shall be payable within two Business Days following such termination;

(2) if the Termination Fee is payable pursuant to paragraph (3) under the meaning of "Purchaser Termination Fee Event" above, the Termination Fee shall be payable concurrently with such termination; and

(3) if the Termination Fee is payable pursuant to paragraph (4) under the meaning of "Purchaser Termination Fee Event" above, the Termination Fee shall be payable concurrently with the consummation of the Acquisition Proposal.

If a Corporation Termination Fee Event occurs, the Purchaser shall pay the Termination Fee to the Corporation by wire transfer of immediately available funds, within two Business Days following such termination.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders; provided that, no such amendment may reduce or materially adversely affect the Consideration to be received by Shareholders under the Arrangement or change the timing of payment, or the form of, the Consideration without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

Advances by the Purchaser under the Arrangement Agreement

Subject to the next paragraph, the Purchaser agreed in the Arrangement Agreement to deposit or cause to be deposited with the Corporation refundable advances as follows:

(1) an amount equal to US$1,000,000 within three Business Days of the date of the Arrangement Agreement;

(2) an amount equal to US$1,000,000 within 30 days following the date of the Arrangement Agreement; and

(3) an amount equal to US$1,000,000 within 60 days following the date of the Arrangement Agreement.

(collectively, the "Advances" and each such payment an "Advance").  The Advances shall be used in connection with the Corporation's ongoing exploration program and for general corporate purposes. It is expressly agreed to by the Parties that no portion of any Advance shall be further advanced to or used toward the business of KGL, other than to satisfy the obligations under certain consulting agreements for services offered to KGL.  Furthermore, on or before Closing, the Corporation shall use a portion of the Advances to satisfy in full all retention allowances and amounts owing under the consulting agreements.

The Arrangement Agreement further provides that, in the event that an Advance has been made by the Purchaser to the Corporation and:

(a) the Corporation is entitled to be paid the Termination Fee, the Purchaser shall be entitled to elect, in its sole discretion, to set off such amount against any Advance(s) made to the Corporation, with any remaining balance to be satisfied pursuant to timelines for the payment of the Termination Fee;

(b) a Purchaser Termination Fee Event has occurred, then, in addition to the Termination Fee owing to the Purchaser, the Corporation shall return to the Purchaser any Advance(s) made to the Corporation concurrently with the payment of the Termination Fee; and

(c) the Agreement is terminated other than as a result of a Corporation Termination Fee Event or a Purchaser Termination Fee Event, then any Advance(s) shall be returned to the Purchaser by wire transfer of immediately available funds within two Business Days following such termination (the "Initial Advance Return Date").

If the Arrangement Agreement is terminated pursuant to item (c) above, the Corporation may, upon providing prior written notice to the Purchaser on or before the Initial Advance Return Date, elect to extend the repayment of any Advance(s) to a date that is not later than the date is nine months following the date of such termination.  In such event: (i) in addition to the outstanding principal amount of any Advance(s), the Corporation shall be required to pay interest on any such outstanding amount at a rate of 5% per annum (calculated retroactively to the date of the first Advance), and (ii) in the event that the Advance(s) are not returned in full on or before the date that is six months following date of such termination (the "Interim Advance Return Date"), in addition to the outstanding principal amount of any Advance(s), the Corporation shall be required to pay interest on any such outstanding amount at a rate of 10% per annum (calculated commencing on the Interim Advance Return Date).  At the request of the Purchaser, such repayment obligation will be evidenced by a promissory or such other similar instrument as the Purchaser may require, acting reasonably and in good faith.

As of the date of this Information Circular, an aggregate of US$1,000,000 has been advanced by or on behalf of the Purchaser to the Corporation on account of Advances.

REGULATORY MATTERS

The Shares are currently listed for trading on the TSX under the symbol "LN" and on the FSE under the symbol "LO5".  The Shares are also quoted in the United States on the OTCQX under the symbol "LONCF".  Following completion of the Arrangement, it is expected that the Shares will be delisted from the TSX within two or three trading days following such completion, and that the Shares will also be delisted from the FSE and no longer quoted on the OTCQX.  The Corporation will also make an application to cease to be a reporting issuer in each of the Canadian provinces in which it is a reporting issuer as of the date of the Arrangement Agreement and on closing of the Arrangement the Corporation will commence the process to terminate its reporting requirements under the U.S. Exchange Act.

United States Securities Law Matters

The solicitations of proxies for the Meeting are not subject to the requirements of Sections 14(a) and 14(c) of the U.S. Exchange Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations and business of the Corporation and the Purchaser contained herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws.

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the Corporation and the Purchaser are each incorporated or organized outside the United States, that many of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that the majority of the assets of the Corporation and the Purchaser are located outside of the United States.  As a result, it may be difficult or impossible for Shareholders to effect service of process within the United States upon the Corporation and/or the Purchaser, such of their respective officers or directors or experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.  In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, in respect of the Arrangement generally applicable to a beneficial owner of Shares who, for the purposes of the Tax Act, and at all relevant times, holds their Shares as capital property, deals at arm's length and is not affiliated with the Corporation or the Purchaser for the purposes of the Tax Act.  Persons meeting such requirements are referred to as a "Holder" or as "Holders" in this section, and this summary only addresses Holders.  Shares will generally be considered to be capital property to a Holder unless such securities are held in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a "financial institution" as defined for the purposes of the mark-to-market rules in the Tax Act, for the purposes of the mark-to-market rules in the Tax Act; (ii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act, (iv) who has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (v) who received Shares upon exercise of a stock option; (vi) who is exempt from tax under Part I of the Tax Act; (vii) who has entered into a "derivative forward agreement" or "synthetic disposition arrangement" (both as defined in the Tax Act) in respect of their Shares; or (viii) that is a partnership. Any such Holder should consult its own tax advisor with respect to the Arrangement.

This summary is based on the facts set out in this Information Circular, the current provisions of the Tax Act and counsel's understanding of the published administrative policies and assessing practices of the Canada Revenue Agency publicly available prior to the date of this document.  This summary takes into account all proposed amendments to the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed.  However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ from federal income tax legislation. This summary is not intended to be, and should not be construed to be, legal or Tax advice to any Holder. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Holders should consult their own Tax advisors to determine the Tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax Laws of any country, province or other jurisdiction that may be applicable to them.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a "Resident Holder").

Resident Holders whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders who do not hold their Shares as capital property should consult their own Tax advisors regarding the potential application and consequences of this election in their particular circumstances.

Disposition of Shares under the Arrangement

Under the Arrangement, a Resident Holder (other than a dissenting Resident Holder) will dispose of its Shares to the Purchaser in exchange for the Consideration and will realize a capital gain (or a capital loss) equal to the amount by which the aggregate Consideration exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Shares and any reasonable costs of disposition.  The taxation of capital gains and capital losses is discussed below under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act).  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout the taxation year or is a "substantive CCPC" (as defined in the Tax Act) at any time in the taxation year, may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains and interest.  Resident Holders should consult their own Tax advisors with regard to this additional tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such Share may be reduced by the amount of dividends received or deemed to have been received by it on such Share to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own Tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.  Resident Holders who are individuals should consult their own Tax advisors in this regard.

Dissenting Resident Holders

A Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Shares to the Purchaser in consideration for a debt claim against the Purchaser pursuant to the Arrangement, will be considered to have disposed of such Resident Holder's Shares for proceeds of disposition equal to the amount of the debt claim (excluding interest, if any, awarded by a court).  Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the adjusted cost base of such dissenting Resident Holder's Shares immediately before the disposition.  The general tax consequences to a dissenting Resident Holder of realizing such a capital gain or capital loss are described above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Capital Gains and Capital Losses".  Interest awarded by a court to a dissenting Resident Holder    will be included in such Resident Holder's income for purposes of the Tax Act.

Dissenting Resident Holders should consult their own Tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holders Not Resident in Canada

The following portion of the summary is applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, their Shares in connection with carrying on a business in Canada; (iii) is not a person who carries on an insurance business in Canada and elsewhere; and (iv) is not an "authorized foreign bank" (as defined in the Tax Act) (a "Non-Resident Holder").

Disposition of Shares under the Arrangement

Under the Arrangement, a Non-Resident Holder (other than a dissenting Non-Resident Holder) will dispose of its Shares to the Purchaser in exchange for the Consideration and will not be subject to tax under the Tax Act on any capital gain realized on such disposition unless (i) such Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of such disposition; and (ii) the Non-Resident Holder is not entitled to exemption from taxation in Canada on the disposition of the Shares under the terms of an applicable income tax treaty or convention.

Provided that, at the Effective Time, Shares are listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the TSX, Shares disposed of by a Non-Resident Holder pursuant to the Arrangement generally will only be "taxable Canadian property" of the Non-Resident Holder if, at any time during the 60-month period immediately preceding the disposition, one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act, and (C) partnerships in which the Non-Resident Holder or a person described in (B) held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation; and (ii) more than 50% of the fair market value of Shares at such time was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties" (each as defined in the Tax Act), or an option in respect of, or interests in, or for civil Law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, a Share that is not otherwise "taxable Canadian property" may be deemed to be "taxable Canadian property" in certain other circumstances set out in the Tax Act.  Non-Resident Holders should consult their own Tax advisors in this regard.

Even if Shares are "taxable Canadian property" to a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian Tax on the disposition of such Shares by virtue of an applicable income tax treaty or convention.

If Shares are, or are deemed to be, "taxable Canadian property" to a Non-Resident Holder and such Non-Resident Holder is not exempt from Canadian Tax in respect of the disposition of such Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Capital Gains and Capital Losses" will generally apply.  A Non-Resident Holder who disposes of "taxable Canadian property" that is not exempt from Canadian Tax pursuant to an applicable income tax treaty or convention may have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for tax under the Tax Act in respect of such disposition.

Non-Resident Holders should consult their own Tax advisors with respect to whether their Shares are "taxable Canadian property" and whether any gain realized on the disposition of such Shares pursuant to the Arrangement may be exempt from Canadian Taxation by virtue of a Tax treaty or convention and whether any related Tax compliance considerations may be relevant to them. There may be additional considerations not described herein in respect of a disposition of a Share by a Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the valid exercise of Dissent Rights, disposes of Shares to the Purchaser in consideration for a debt claim against the Purchaser pursuant to the Arrangement, will be considered to have disposed of such Non-Resident Holder's Shares for proceeds of disposition equal to the amount of the debt payment (excluding interest, if any, awarded by a court).  Such a disposition will give rise to a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the adjusted cost base of the Non-Resident Holder's Shares immediately before the disposition.  Any capital gain realized by a dissenting Non-Resident Holder on such a disposition will generally not be subject to tax under the Tax Act unless Shares constitute "taxable Canadian property" to the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, as described above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Disposition of Shares under the Arrangement".

Any interest paid or deemed to be paid to a dissenting Non-Resident Holder by a court will not be subject to Canadian withholding tax unless such interest constitutes "participating debt interest" for purposes of the Tax Act.

Dissenting Non-Resident Holders should consult their own Tax advisors with respect to the Canadian federal income Tax consequences of exercising their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the Arrangement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations relevant to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any particular U.S. Holder.  This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax considerations applicable to U.S. Holders arising from and relating to the Arrangement.  In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations arising from and relating to the Arrangement.  This summary also does not address tax consequences to holders of Options or Warrants.  A holder of such securities should consult its own tax advisor regarding the tax considerations arising from and relating to the Arrangement applicable to such securities.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations arising from and relating to the Arrangement.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER IS MADE. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSIDERATIONS APPLICABLE TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AS WELL AS ANY APPLICABLE NON-U.S., TAX LAWS ARISING FROM AND RELATING TO THE ARRANGEMENT.

This summary is based on the Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Treaty"), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Shares participating  in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the U.S. Tax Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Shares as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Shares other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and partners or investors in such partnerships and entities) or are S corporations (and shareholders thereof); (i) are subject to special tax accounting rules in respect of the Shares; (j) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Corporation's outstanding shares; (k) are U.S. expatriates or former long-term residents of the United States; (l) hold Shares in connection with a trade or business, permanent establishment or fixed base outside the United States; or (m) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations arising from and relating to the Arrangement.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners).  This summary does not address the tax consequences to any such entity or arrangement or any partner or other owner thereof.  Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax considerations arising from and relating to the Arrangement.

Treatment of the Arrangement

A U.S. Holder will recognize gain or loss on the exchange of Shares for the Consideration in an amount equal to the difference, if any, between (i) the U.S. dollar amount of the Canadian dollars received and (ii) such U.S. Holder's adjusted tax basis in the Shares surrendered in exchange therefor.  Subject to the PFIC (as defined below) rules discussed below, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss, if, at the time of the exchange, such Shares are held for longer than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Subject to the PFIC rules discussed below, a U.S. Holder's adjusted tax basis in a Share generally will equal its cost to the U.S. Holder. In the case of a Share purchased with non-U.S. currency, the cost of the Share to a U.S. Holder will be the U.S. dollar value of the non-U.S. currency purchase price on the date of purchase. In the case of a Share that is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) determines the U.S. dollar value of the cost of such Share by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Rules

If the Corporation were to constitute a "passive foreign investment company" within the meaning of Section 1297 of the U.S. Tax Code (a "PFIC") at any time during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the Arrangement.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the assets of the Corporation either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test").  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a non-U.S. corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of any of the Corporation's subsidiaries which is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax under the default PFIC rules under Section 1291 of the U.S. Tax Code discussed below on their proportionate share of any gain realized on a disposition or deemed disposition of shares of a Subsidiary PFIC, as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules on any indirect gain realized on the stock of a Subsidiary PFIC on the disposition of Shares pursuant to the Arrangement.

The Corporation believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Corporation's assets and the income that the Corporation expects to generate, the Corporation expects to be a PFIC for its current tax year.  No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Corporation's PFIC status for the current year cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Corporation.  Each U.S. Holder should consult its own tax advisor regarding the Corporation's status as a PFIC.

If the Corporation were to be treated as a PFIC for any tax year during a U.S. Holder's holding period, and if a U.S. Holder disposes of Shares pursuant to the Arrangement that were held by such U.S. Holder directly or indirectly during any time that the Corporation was a PFIC (such Shares held by a U.S. Holder directly or indirectly during any time that the Corporation was a PFIC are sometimes referred to herein as "PFIC Shares"), regardless of whether the Corporation was a PFIC in the year in which the Effective Date occurs, such U.S. Holder could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on the disposition of such PFIC Shares pursuant to the Arrangement.  In general, if a U.S. Holder who disposes of PFIC Shares has not made either a timely and effective election to treat the Corporation as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election") with respect to each taxable year during the U.S. Holder's holding period during which the Corporation was a PFIC or a timely and effective election under Section 1296 of the Code to mark such PFIC Shares to market (a "Mark-to-Market Election"), the gain the U.S. Holder recognizes as a result of the Arrangement with respect to such PFIC Shares will be treated as earned pro rata over such U.S. Holder's holding period.  With respect to gain allocated to any period preceding the first year in such U.S. Holder's holding period when the Corporation was a PFIC (if any) and gain allocated to the year of disposition, such gain will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition. With respect to gain allocated to each of the other years, such gain will be taxed at the highest ordinary U.S. federal income tax rate in effect for each of those years and will be subject to punitive interest charges.  A U.S. Holder that is not a corporation must treat such interest as non-deductible personal interest.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a "qualified electing fund", or that the Corporation will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the "qualified electing fund" rules, in the event that the Corporation is a PFIC.  Thus, U.S. Holders may not be able to make a QEF Election in respect of the Corporation or any Subsidiary PFIC.  Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax considerations arising from and relating to the disposition of Shares pursuant to the Arrangement.

Controlled Foreign Corporation Rules

The Corporation believes that it was not a controlled foreign corporation (a "CFC") for its tax year ending on December 31, 2024, and does not expect to be a CFC prior to the consummation of the Arrangement.  The determination of whether any corporation was, or will be, a CFC for a tax year depends, in part, on the actual and constructive ownership of such corporation by U.S. persons, with constructive ownership based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a CFC has been obtained or is currently planned to be requested.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation concerning its CFC status.  Each U.S. Holder should consult its own tax advisors regarding the CFC status of the Corporation and the tax consequences to such U.S. Holder if the Corporation is a CFC.

Foreign Tax Credits and Limitations

Any gain or loss recognized by a U.S. Holder on the sale or other disposition of Shares generally will be U.S.-source gain or loss.  Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes.  The U.S. Tax Code applies various complex limitations on the amount of non-U.S. taxes that may be claimed as a credit by U.S. taxpayers.  In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied in respect of any applicable Canadian income or withholding taxes.  The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with a sale or other taxable disposition of Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income or withholding tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances.  Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Foreign Currency

The amount of any Consideration paid to a U.S. Holder in non-U.S. currency pursuant to the sale, exchange or other taxable disposition of Shares generally will be equal to the U.S. dollar value of such non-U.S. currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Shares are traded on an established securities market (regardless of whether such non-U.S. currency is converted into U.S. dollars at that time).  A U.S. Holder will have a tax basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the non-U.S. currency after the date of receipt may have a non-U.S. currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of non-U.S. currency.

Dissenting Shareholders

A U.S. Holder that is a Dissenting Shareholder in the Arrangement and is paid cash in exchange for all of such U.S. Holder's Shares generally will recognize taxable gain or loss in an amount equal to the difference, if any, between: (i) the U.S. dollar value of the Canadian dollars received by such U.S. Holder in exchange for its Shares and (ii) the U.S. Holder's adjusted tax basis in the Shares.  Such gain or loss will generally be subject to the rules discussed above under the heading "Certain United States Federal Income Tax Considerations - Treatment of the Arrangement."

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold "specified foreign financial assets" are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file).  The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions).  U.S. Holders should consult their own tax advisors regarding the possible reporting requirements with respect to their investments in Shares and the penalties for non-compliance.

Backup Withholding and Information Reporting

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of proceeds arising from the sale or other taxable disposition of the Shares generally may be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider the following risk factors relating to the Arrangement before making a decision regarding approving the Arrangement Resolution.  These risk factors are not a definitive list of all risk factors associated with the Arrangement.  Additional risks and uncertainties, including those currently unknown to, or considered immaterial by, the Corporation may also adversely affect the Arrangement.  In addition to the risk factors described elsewhere in this Information Circular, Shareholders should also carefully consider the risk factors applicable to the business of the Corporation set out under the heading "Risk Factors" in the Corporation's annual information form dated March 31, 2025, a copy of which is available  under the Corporation's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings.

Risk Factors Related to the Arrangement

The Corporation could fail to complete the Arrangement or the Arrangement may be completed on different terms

There can be no assurance that the Arrangement will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement.  The completion of the Arrangement is subject to the satisfaction of a number of conditions, some of which are outside of the control of the Parties, which include, among others, obtaining necessary approvals and performance by the Corporation and the Purchaser of their respective obligations and covenants in the Arrangement Agreement.  If these conditions are not satisfied (or waived) or the Arrangement is not completed for any other reason, Securityholders will not receive the consideration contemplated in the Arrangement.

If the Arrangement is not completed, the ongoing business of the Corporation may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Arrangement, and the Corporation could experience negative reactions from the financial markets, which could cause a decrease in the market price of Shares, particularly if the current market price reflects market assumptions that the Arrangement will be completed or completed on certain terms.  The Corporation may also experience negative reactions from its employees and there could be negative impact on the Corporation's ability to attract future business opportunities.  Failure to complete the Arrangement or a change in the terms of the Arrangement could each have a material adverse effect on the Corporation's business, financial condition and results of operations.

Without limiting the generality of the foregoing, if the Arrangement is not completed, absent an alternative strategic or financing transaction completed in the short term, the Corporation will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects, such as those described under the heading "Risk Factors - Risks if the Arrangement is Not Completed - Negative cash flow from operations and need for additional capital", and there will be doubt about the Corporation's ability  to continue as a going concern.

There is no certainty that all conditions precedent to the Arrangement will be satisfied or waived

Completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the Corporation's control, including, without limitation, the requisite approval of Shareholders, the receipt of all required regulatory approvals (including the Final Order), there being no applicable Laws in effect that make the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement and Dissent Rights not being exercised with respect to more than 5% of the issued and outstanding Shares.  In addition, completion of the Arrangement by the Purchaser is conditional on, among other things, there having not occurred any Material Adverse Effect.  There can be no certainty, nor can the Corporation or the Purchaser provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived, and as such, completion of the Arrangement is uncertain.  See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

There is no certainty that the Arrangement Agreement will not be terminated prior to the completion of the Arrangement

Under the Arrangement, the Corporation and the Purchaser have the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions precedent, to terminate the Arrangement Agreement.  Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Arrangement Agreement will not be terminated prior to the completion of the Arrangement.  Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Corporation and could make the Corporation liable to pay the Termination Fee on the occurrence of a Corporation Termination Fee Event.  See "The Arrangement Agreement - Termination of the Arrangement Agreement".

There are restrictions on Corporation's ability to take certain actions

While the Arrangement is pending, the Corporation is restricted, without the consent of the Purchaser, from taking specified actions until the Arrangement is completed.  These restrictions may delay or prevent the Corporation from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.  In addition, while the terms of the Arrangement Agreement permit the Corporation to consider other proposals, the Arrangement Agreement restricts the Corporation from soliciting third parties to make an Acquisition Proposal.  Further, the Arrangement Agreement requires that in order to constitute a Superior Proposal, among other conditions, such Acquisition Proposal must result in a transaction more favourable from a financial point of view to Shareholders than the Arrangement.  See "The Arrangement Agreement - Additional Covenants Regarding Non-Solicitation".

The Termination Fee payment may discourage other parties from proposing a significant business transaction with the Corporation or acquiring the Corporation

Pursuant to the Arrangement Agreement, the Corporation is required to pay the Purchaser the Termination Fee following the occurrence of a Corporation Termination Fee Event, including a Superior Proposal.  This Termination Fee may discourage other parties from proposing a significant business transaction with the Corporation or attempting to acquire the Corporation, including making an Acquisition Proposal or Superior Proposal, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.  The Termination Fee could become payable by the Corporation in circumstances in which it does not have a party willing to pay such amount (for instance, if there is no alternative transaction available) or does not otherwise have funds available to satisfy such payment, in which case the Corporation would be in default of this obligation, which could result in a material adverse effect on the Corporation's business, financial condition and results of operations.  See "The Arrangement Agreement - Termination of the Arrangement Agreement".

The Corporation expects to incur substantial transaction-related costs in connection with the Arrangement

The Corporation has incurred, and expects to continue to incur, material non-recurring transaction-related expenses in connection with the Arrangement, including costs relating to obtaining the approval of the Arrangement Resolution.  Additional unanticipated costs may be incurred by the Corporation prior to the Effective Date or the date of termination of the Arrangement Agreement in connection with the Arrangement.  Even if the Arrangement is not completed, the Corporation will be obliged to pay certain costs relating to the Arrangement, such as legal, accounting, financial advisory, proxy solicitation and printing fees and in certain circumstances, will be required to pay the Termination Fee in accordance with the terms of the Arrangement Agreement.  Such costs may be significant and could have an adverse effect on the Corporation's future results of operations, cash flows and financial condition.

No continued benefit of Share ownership

At the Effective Time, each Shareholder will cease to hold Shares and to have any rights as a holder of such Shares other than the right to be paid the Consideration or, in the case of Shareholders who have validly exercised Dissent Rights, be paid the fair value for such Shares, in each case in accordance with the Plan of Arrangement.  If the Arrangement is successfully completed, the Corporation will no longer exist as an independent public company, and, as a result the consummation of the Arrangement, Shareholders will no longer have the opportunity to participate in the potential long-term benefits of the Corporation's business, if any, notwithstanding the risks that the Corporation faces, to the extent that those potential benefits exceed the benefits reflected in the Consideration to be received pursuant to the Arrangement.

Potential payments to Shareholders who exercise Dissent Rights could prevent the completion of the Arrangement.

The Purchaser's obligation to complete the Arrangement is conditional upon Registered Shareholders holding no more than 5% of the outstanding Shares having exercised Dissent Rights.  Accordingly, the Arrangement may not be completed if Registered Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Shares.

Directors and executive officers of the Corporation may have interests in the Arrangement that are different from those of Shareholders

In considering the recommendation of the Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board and the Corporation's executive officers have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions.  See "Interest of Certain Persons in the Arrangement".

The pending Arrangement may divert the attention of the Corporation's management

The pending Arrangement could cause the attention of the Corporation's management to be diverted from the day-to-day operations.  These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation regardless of whether the Arrangement is ultimately completed.

The Fairness Opinion does not reflect changes in circumstances that may have occurred or that may occur between its delivery date and the completion of the Arrangement

The Board has not obtained an updated opinion from Stifel as of the date of this Information Circular nor does the Board expect to receive an updated, revised or reaffirmed opinion prior to the completion of the Arrangement.  Changes in the operations and prospects of the Corporation, general market and economic conditions and other factors that may be beyond the control of the Corporation, and on which the Fairness Opinion was based, may significantly alter the value of the Corporation or the market price of the Shares by the time the Arrangement is completed.  The Fairness Opinion does not speak as of the time the Arrangement will be completed or as of any date other than the date of the Fairness Opinion.  Since the Fairness Opinion will not be updated, such opinions will not address the fairness of the Consideration, from a financial point of view, at the time the Arrangement is completed.  The Board Recommendation, however, is made as of the date of this Information Circular.

The Corporation may be subject to securities class actions and derivative lawsuits

The Corporation may be the target of securities class actions and derivative lawsuits, which could result in substantial costs and may delay or prevent the Arrangement from being completed.  Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public corporation or to be acquired.  Third parties may also attempt to bring claims against the Corporation seeking to enjoin the Arrangement or seeking monetary compensation or other remedies.  Even if these lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources.  Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Arrangement, then such injunction may delay or prevent the Arrangement from being completed.

The Corporation may face negative publicity

Political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting the Corporation.  Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims, or otherwise negatively impact the ability of the Corporation to take advantage of various business and market opportunities.  The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

A Governmental Entity may initiate a review, investigation or legal process giving rise to a an Order prohibiting completion of the Arrangement

The Corporation, its assets, including the Imbo Project, and the Purchaser are each subject to a wide array of regulations and oversight from a number of Governmental Entities.  Within this regulatory framework, diverse political, social or economic factors, including geopolitical and security considerations and public or community opposition to mining, exploration or mine development, often rooted in environmental concerns, social impacts, and perceived lack of transparency or community engagement, can lead to Governmental Entities intervening in mining transactions.  Such intervention may take the form of a review, investigation or legal process giving rise to an Order or other legal requirement that has the effect of prohibiting consummation of the Arrangement or delaying its completion.

The Corporation expects to be a "passive foreign investment company" or "PFIC", which may result in adverse U.S. federal income tax consequences for U.S. Shareholders

The Corporation believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Corporation's assets and the income that the Corporation expects to generate, the Corporation expects to be a PFIC for its current tax year.  If the Corporation is or was a PFIC for any year during a U.S. Holder's (as defined above) holding period of Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the Shares as ordinary income, and to pay an interest charge on a portion of such gain.  In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition by the U.S. taxpayer.  Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer has in place a timely and effective QEF Election (as defined above) or a Mark-to-Market Election (as defined above).  This paragraph is qualified in its entirety by the discussion above under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules."  Each Shareholder who is a U.S. Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules to the Arrangement.

Risks if the Arrangement is Not Completed

The market price for the Shares may decline

The current price of the Shares may reflect a market assumption that the transactions contemplated under the Arrangement Agreement will occur, meaning that a failure to complete the transactions contemplated therein could result in a material decline in the price of the Shares.  If the Arrangement Agreement is not approved and the Corporation raises additional financing through the issuance of Shares (including securities convertible or exchangeable into Shares), such issuance may substantially dilute the interest of Shareholders.

Financial markets may experience significant price and volume fluctuations that affect the market prices of equity securities of companies that are unrelated to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continuing fluctuations in price and volume will not occur.

Negative cash flow from operations and need for additional capital

As a mineral exploration company, the Corporation generally sustains net losses from operations and has negative cash flow from operating activities.  The Corporation currently has an operating cash flow deficiency that will make it necessary for the Corporation to raise additional cash in the future as its current cash and working capital resources are depleted.

Ability to access public and private capital

The continued development of the Corporation's business will require additional financing.  In the event that the Arrangement is not completed, there can be no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be favourable to the Corporation.  The Corporation may require additional financing to fund its operations until positive cash flow is achieved.  If the Arrangement is not completed, risks may materialize (including, but not limited to, a requirement to fund payment of the Termination Fee by the Corporation) and may materially and adversely affect the Corporation's business, financial results and the price of the Shares.  This could result in the delay or indefinite postponement of the Corporation's current business objectives or the Corporation ceasing to carry on business.  If the Corporation is able to raise additional equity financing through the issuance of Shares, such issuances may substantially dilute the interests of Shareholders.  If the Corporation is able to raise additional debt financing, payment of the associated interest costs is likely to impose a substantial financial burden on the Corporation and may involve restrictions on the Corporation's financing and operating activities.  Debt financing may be convertible into securities of the Corporation which may result in immediate or resulting dilution.  In either case, additional financing may not be available to the Corporation.

DISSENT RIGHTS

The Interim Order expressly provides Registered Shareholders with the right to dissent with respect to the Arrangement.  As a result, any Dissenting Shareholder will be entitled to be paid the fair value (determined as of the Effective Time) of all, but not less than all, of the Shares held by such Dissenting Shareholder in accordance with section 185 of the OBCA (as modified by the Plan of Arrangement and the Interim Order), if such shareholder dissents with respect to the Arrangement and the Arrangement becomes effective.  It is a condition to completion of the Arrangement in favour of the Purchaser that Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 5% of the issued and outstanding Shares.

Section 185 of the OBCA provides that a Registered Shareholder may only make a claim under that section with respect to all of the Shares held by the Registered Shareholder on behalf of any one beneficial owner and registered in the Registered Shareholder's name.  One consequence of this provision is that a Registered Shareholder may only exercise the dissent rights under section 185 of the OBCA (as modified by the Plan of Arrangement and the Interim Order) in respect of Shares that are registered in that Registered Shareholder's name.

In many cases, Shares beneficially owned by a Beneficial Shareholder are registered either (a) in the name of an intermediary ("Intermediary") that the Beneficial Shareholder deals with in respect of such Shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant.  Accordingly, a Beneficial Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Shares are re-registered directly in the Beneficial Shareholder's name).  A Beneficial Shareholder who wishes to exercise rights of dissent should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of his, her or its Shares and either (i) instruct the Intermediary to exercise the rights of dissent on the Beneficial Shareholder's behalf (which, if the Shares are registered in the name of CDS or any other clearing agency, may require that such Shares first be reregistered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Shares directly in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would have to exercise the rights of dissent directly.

The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the OBCA.

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a Registered Shareholder seeking to exercise dissent rights with respect to the Arrangement Resolution as provided in the Interim Order.  Section 185 of the OBCA, which will be relevant to any dissent proceedings, is set forth in its entirety in Appendix "B" to this Circular.  The Interim Order is set forth in its entirety in Appendix "E" to this Circular.

The Interim Order and the OBCA require adherence to the procedures established therein and failure to adhere to such procedures may result in the loss of all rights of dissent.  Accordingly, each Registered Shareholder who might desire to exercise rights of dissent should carefully consider and comply with the provisions of section 185 of the OBCA, as modified by the Interim Order, and consult such Shareholder's legal advisors.

Notwithstanding subsection 185(6) of the OBCA (pursuant to which a dissent notice may be provided at or prior to the Meeting), a Dissenting Shareholder who seeks payment of the fair value of its Shares is required to deliver a written objection to the Arrangement Resolution to the Corporation by 5:00 p.m. (Toronto time) on the date that is two Business Days preceding the Meeting (or, if the Meeting is postponed or adjourned, the Business Day preceding the date of the reconvened or postponed Meeting).  The Corporation's address for such purpose is 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada and written objections should be sent to the attention of Donat Madilo, Chief Financial Officer.  A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection for these purposes.  Within 10 days after the Arrangement Resolution is approved by the Shareholders, the Corporation must so notify the Dissenting Shareholder (unless such Dissenting Shareholder voted for the Arrangement Resolution or has withdrawn its objection) who is then required, within 20 days after receipt of such notice (or, if such Dissenting Shareholder does not receive such notice, within 20 days after learning of the approval of the Arrangement Resolution), to send to the Corporation a written notice containing the Dissenting Shareholder's name and address, the number of Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Shares and, within 30 days after sending such written notice, to send to the Corporation or its transfer agent the appropriate Share Certificate(s).

A Dissenting Shareholder who fails to send to the Corporation, within the appropriate timeframe, a dissent notice, demand for payment and certificate(s) representing the Shares in respect of which the Dissenting Shareholder dissents forfeits the right to make a claim under section 185 of the OBCA as modified by the Interim Order.  The transfer agent of the Corporation will endorse on the Share Certificate(s) received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the certificate(s) to the Dissenting Shareholder.

On sending a demand for payment to the Corporation, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Shares, notwithstanding anything to the contrary contained in section 185 of the OBCA, which fair value shall be determined as of the Effective Time, except where:

(1) the Dissenting Shareholder withdraws the demand for payment before the Corporation makes an offer to the Dissenting Shareholder pursuant to the OBCA,

(2) the Corporation fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the demand for payment, or

(3) the proposal contemplated in the Arrangement Resolution does not proceed,

in which case the rights as a Registered Shareholder will be reinstated as of the date the Dissenting Shareholder sent the demand for payment.

Registered Shareholders who duly exercise their Dissent Rights and who:

(1) ultimately are determined to be entitled to be paid fair value for their Shares, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the Effective Time, shall be deemed to have transferred those Shares as of the Effective Time at the fair value of the Shares determined as of the close of business on the day before the Arrangement Resolution was adopted, without any further act or formality and free and clear of all liens and claims, to the Corporation; or

(2) ultimately are determined not to be entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same basis as a holder of Shares who has not exercised Dissent Rights, but, for certainty, in no case shall the Corporation, the Purchaser or the Depositary be required to recognize Dissenting Shareholders as a Registered Shareholder at and after the Effective Time, and the names of Dissenting Shareholders shall be deleted from the register of a Registered Shareholders as of the Effective Time.

If the Plan of Arrangement becomes effective, the Purchaser will be required to send, not later than the seventh day after the later of (i) the Effective Time or (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting Shareholder's Shares in such amount as the Board considers fair value thereof accompanied by a statement showing how the fair value was determined.

The Purchaser must pay for the Shares of a Dissenting Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if the Purchaser does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted, the Corporation may, within 50 days after the Effective Time or within such further period as a court may allow, apply to a court of competent jurisdiction to fix the fair value of such Shares.  There is no obligation of the Corporation to apply to the court.  If the Corporation fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days or within such further period as the court may allow.  A Dissenting Shareholder is not required to give security for costs in such an application.

Before making an application to a court or not later than seven days after receiving notice of an application to the court by a Dissenting Shareholder, all Dissenting Shareholders whose Shares have not been purchased by the Corporation will be joined as parties and be bound by the decision of the court, and the Corporation will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel.  Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Shares of all Dissenting Shareholders who have not accepted an offer to pay.  The final order of a court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the Dissenting Shareholder's Shares as fixed by the court.  The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Time until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Shares.

Under the OBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional Shareholder approval would be sought for any such variation.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of fair value of the Dissenting Shareholder's Shares.  Section 185 of the OBCA (as modified by the Plan of Arrangement and the Interim Order) requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting Shareholder's Dissent Rights.  Accordingly, each Dissenting Shareholder who desires to exercise Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "B" to this Circular, as modified by the Plan of Arrangement and the Interim Order, or should consult with such Dissenting Shareholder's legal advisor.

For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangement will be passed upon by Dickinson Wright LLP on behalf of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, there are no interests of any directors, officers or holders of over 10% of the Shares, or any directors or officers of any holders of over 10% of the Shares or any affiliates or associates of any of the foregoing, in any transactions of the Corporation since the commencement of the Corporation's most recently completed financial year or in any proposed transaction that have materially affected or that would materially affect the Corporation or its Subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation are substantially performed by directors or senior officers of Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of Corporation is Kreston GTA LLP, Licensed Public Accountants.  The main transfer agent and registrar for Shares is TSX Trust Company at its offices in Toronto, Ontario, Canada.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's consolidated financial statements and management's discussion and analysis for its most recently completed financial year and interim period following such financial year.  Copies of such documents are available on SEDAR+ at www.sedarplus.ca and may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.

Additional information relating to the Corporation can also be found on SEDAR+ at www.sedarplus.ca.

OTHER MATTERS

Management of the Corporation is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

The contents and the sending of this Information Circular, including the Notice of Meeting, to Shareholders, the directors of the Corporation and the auditors of Corporation have been approved by the Board.

DATED November 10, 2025.

BY ORDER OF THE BOARD OF DIRECTORS
OF LONCOR GOLD INC.

(signed) "Arnold Kondrat"

Arnold Kondrat

Executive Chairman of the Board

GLOSSARY OF DEFINED TERMS

The following terms used in this Information Circular have the meanings set forth below.

"Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement containing terms that are not less favourable to the Corporation in the aggregate than those contained in the Confidentiality Agreement, provided that such agreement shall include customary standstill provisions and that such standstill provisions may permit the counterparty to such agreement to make a confidential Acquisition Proposal to the Board that may constitute or lead to a Superior Proposal.

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, inquiry or proposal from any Person or group of Persons other than the Purchaser (or any of its affiliates or any Person acting in concert with the Purchaser or any of its affiliates) relating to: (i) any direct or indirect acquisition, purchase, sale or disposition (or any lease, joint venture, royalty, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of transactions, of (A) assets of the Corporation (including shares of Subsidiaries of the Corporation) and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings, or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings, or (B) 20% or more of any class of voting or equity securities of the Corporation or 20% more of any class of voting or equity securities of any one or more of any of the Corporation's Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings, or constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, determined based upon the most recent audited annual consolidated financial statements of the Corporation filed as part of the Corporation Filings; (ii) any direct or indirect take-over bid, tender offer, exchange offer, sale or issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Corporation) then outstanding; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Corporation or of the surviving entity or the resulting direct or indirect parent of the Corporation or the surviving entity which results in any Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation or of the surviving entity or the resulting direct or indirect parent of the Corporation or the surviving entity; or (iv) any other similar transaction or series of transactions involving the Corporation or any of its Subsidiaries.

"Action" means any action, cause of action, claim, complaint, charge, arbitration, demand, litigation, suit, investigation, grievance, audit, labour dispute, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, administrative, civil, criminal, regulatory or otherwise, in law or in equity and includes any appeal or review and any application for the same.

"Advance" has the meaning specified in the Information Circular under "Advances by the Purchaser under the Arrangement Agreement".

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions, as in effect on the date of this Information Circular.

"Arrangement Agreement" means the arrangement agreement dated October 14, 2025 between the Purchaser and the Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement" means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, in accordance with the terms of the Interim Order, or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Appendix "A" hereto.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"associate" has the meaning specified in the Securities Act (Ontario) as in effect on the date of the Arrangement Agreement.

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

"Beneficial Shareholder" means a non-registered holder of Shares.

"Beneficial Warrantholder" means a non-registered holder of Warrants.

"Board" means the board of directors of the Corporation, as constituted from time to time.

"Board Recommendations" has the meaning specified in the Information Circular under "The Arrangement - Determinations and Recommendations of the Special Committee and the Board - Recommendations of the Board".

"Books and Records" means the books and records of the Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Hong Kong or the PRC.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Change in Recommendation" has the meaning ascribed thereto in the Information Circular under the heading "The Arrangement Agreement - Termination of the Arrangement Agreement".

"Closing" means the closing of the transactions contemplated by the Arrangement Agreement.

"Competition Act" means the Competition Act (Canada) and the regulations enacted thereunder.

"Computer Systems" means all computer hardware, servers, peripheral equipment, technology infrastructure (including telecommunications equipment), Software (including firmware), and other computer systems and services that are used by the Corporation and its Subsidiaries (including to receive, store, process or transmit data) to carry on the business.

"Confidentiality Agreement" means the confidentiality agreement dated April 8, 2025 between an affiliate of the Purchaser and the Corporation, pursuant to which the Corporation has provided confidential information about its business to the Purchaser and its Representatives.

"Consideration" means Cdn$1.38 in cash per Share to be received by the Shareholders pursuant to the Plan of Arrangement, without interest.

"consideration" means the applicable consideration to which a Securityholder is entitled pursuant to the terms of the Plan of Arrangement.

"Constating Documents" means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

"Contract" means any written or oral agreement, commitment, engagement, contract, license, lease, obligation, undertaking or other right or obligation to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective material properties or their material assets is subject.

"Convertible Security" means an Option and Warrant, as applicable.

"Corporation" means Loncor Gold Inc., a corporation existing under the laws of the Province of Ontario, Canada.

"Corporation Filings" means all forms, reports, schedules, statements and other documents which have been publicly filed by or on behalf of the Corporation on SEDAR+, or its predecessor SEDAR, pursuant to Canadian Securities Laws and/or filed or furnished with the U.S. Securities and Exchange Commission and/or any U.S. state regulators since January 1, 2023.

"Corporation Service Providers" means the current directors, officers, employees, independent contractors of the Corporation or its Subsidiaries, as applicable (each of whom, individually, is a natural person or a natural person providing services through a holding corporation), as the case may be, including part time and full time officers and employees or officers and employees on a leave of absence.

"Corporation Termination Fee Event" has the meaning specified in the Information Circular under "Expenses and Termination Fee".

"Court" means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto, Province of Ontario, Canada.

"D&O Insurance" has the meaning specified in the Information Circular under "Insurance and Indemnification of Directors and Officers".

"Data Room" means the information database created by or on behalf of the Corporation in respect of the transaction contemplated in the Arrangement Agreement as such existed on the date hereof, the index of documents of which is appended to the Disclosure Letter.

"Depositary" means TSX Trust Company in its capacity as depositary for the Arrangement.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Disclosure Letter" means the disclosure letter dated the date of the Arrangement Agreement and all schedules, exhibits and appendices thereto, delivered by the Corporation to the Purchaser with the Arrangement Agreement.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"Dissenting Shareholder" means a Registered Shareholder as of the Record Date of the Meeting who has properly and validly exercised its Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Shares.

"DRC" means the Democratic Republic of the Congo.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system in the United States.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" has the meaning specified in the Plan of Arrangement.

"Employee Plans" means any pension, retirement, deferred compensation, profit-sharing, retirement, savings, disability, medical, vision, dental, health, life, employee assistance, loan, first time home buyers, transit, vehicle allowance, gas card, death benefit, stock option, stock purchase, bonus, incentive, fringe, vacation entitlement and pay, change of control, termination and severance pay or other employee benefit plan, trust, arrangement, contract, agreement, policy or commitment, whether funded or unfunded, insured or uninsured, written or oral, in each case for the benefit of the Corporation or its Subsidiaries or former employees, or current or former officers or directors of the Corporation or its Subsidiaries, or other persons who are receiving or have received remuneration for work or services provided to the Corporation or its Subsidiaries, or in all cases any of their eligible spouses, dependents, survivors or beneficiaries, but in all cases does not include a statutory benefit plan the Corporation or its Subsidiary is required to participate in, contribute to or comply with pursuant to statute, including the Canada Pension Plan, Employment Insurance Program, and any other similar plans or programs administered pursuant to applicable health tax, workplace safety insurance, workers' compensation or unemployment insurance legislation.

"Environmental Laws" means all Laws relating to the abatement of pollution, reclamation or restoration of property, protection, quality or conservation of the environment, protection of wildlife and fisheries resources, including endangered species, human health, occupational health and safety, ensuring public safety from environmental hazards, protection of cultural or historic resources, management, storage or control of Hazardous Substances, releases or threatened releases of Hazardous Substances into the environment, including ambient air, surface water and groundwater, and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances; being such Laws in force or enacted as at the date of the Arrangement Agreement or which were in force at an earlier date and are no longer in force but under which the relevant parties still have enforceable obligations and liabilities.

"Fairness Opinion" means the opinion of Stifel Nicolaus Canada Inc. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to such Shareholders.

"Final Order" means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Financial Statements" means, collectively: (i) the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, together with the related auditors' report on and notes to such financial statements; and (ii) the unaudited condensed consolidated interim financial statements of the Corporation as at and for the three and six month periods ended June 30, 2025 and 2024, together with the notes to such financial statements.

"FSE" means the Frankfurt Stock Exchange.

"Government Contract" means any Contract for the delivery of supplies or provision of services by or between the Corporation or a Subsidiary on one hand and any (i) Governmental Entity on the other or (ii) by or between the Corporation or any Subsidiary as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Entity.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX.

"Hazardous Substances" means any material or substance whether solid, liquid or gaseous that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, biologically-infectious or toxic or a pollutant or a waste or a contaminant under or pursuant to any applicable Environmental Laws, and including metals, nitrates, petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls).

"IFRS" means International Financial Reporting Standards, as issued by the International Accounting Standards Board and interpretations adopted thereby in effect at the relevant time, applied on a consistent basis.

"Imbo Project" means the Imbo project in the Ngayu Greenstone Gold Belt in the northeast of the DRC.

"Information Circular" means the Notice of Meeting and accompanying management information circular of the Corporation, including all schedules, appendices and exhibits thereto, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Intellectual Property" means all the of the following, whether domestic, foreign, or otherwise: (i) patents, patent rights, applications for patents and patent disclosures, and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisionals, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof and all analogous rights; (ii) proprietary and non-public business information, inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, techniques, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyrightable works, copyright registrations and applications for copyright registration and all other corresponding rights including without limitation moral rights associated with copyrights, copyright registrations and applications for copyright registration; (iv) integrated circuit topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications for mask work registrations and all other corresponding rights; (v) industrial designs, industrial designation registrations and applications, designs, design patents, design registrations and design registration applications; (vi) trade names, trade name registrations, business names, corporate names, telephone numbers, internet addresses, domain names, domain name registrations, social media accounts and handles, website names and world wide web addresses, common law trademarks, trademarks, signs, trade dress, logos, designs, slogans, service marks certification marks, official marks, prohibited marks, brand names, and all other identifiers of source, all goodwill associated with any of the foregoing, and any and all related registrations and applications for registration of any of the foregoing, including without limitation any intent to use applications, supplemental registrations and any renewals or extensions thereof,; (vii) Software; (viii) any other intellectual property or industrial property of every kind; and (ix) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

"Intercompany Debt" means any indebtedness, obligations or amounts owing by (i) the Corporation to a Subsidiary of the Corporation; (ii) a Subsidiary of the Corporation to the Corporation; or (iii) one Subsidiary of the Corporation to another Subsidiary of the Corporation.

"Interested Parties" or "Interested Party" has the meaning ascribed thereto under the heading "Interest of Certain Persons in the Arrangement - MI 61-101".

"Interim Order" means the interim order of the Court under Section 182 of the OBCA providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably, a copy of which interim order is attached to this Information Circular as Appendix "E".

"KGL" mean KGL Resources Ltd.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, order, injunction, judgment, decree, ruling, award, writ, or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Lease Agreement" means collectively, the Corporation's lease agreement with respect to its Toronto office.

"Letter of Transmittal" means the letter of transmittal to be delivered by the Corporation to Registered Shareholders and Registered Warrantholders providing for delivery of the Share Certificate(s) or Warrant Certificate(s), as applicable, representing their Shares or Warrants, as applicable, to the Depositary.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.

"Matching Period" has the meaning specified in this Information Circular under "Covenants Relating to Non-Solicitation".

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts, development, condition or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts, developments, conditions or circumstances, (i) is or could reasonably be expected to have, both a material and adverse effect on the business, prospects, operations, projects, affairs, results of operations, assets, properties, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise) or financial condition of the Corporation and its Subsidiaries, taken as a whole; or (ii) any event that would create a prohibition, material impediment, or material delay in the Corporation's or the Purchaser's and their respective affiliates' ability to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement prior to the Outside Date; except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(1) any change, development, condition or event generally affecting the gold mining and exploration industries;

(2) any change in general economic, regulatory, financial or market conditions in which the Corporation and its Subsidiaries conduct material operations;

(3) any change in IFRS or regulatory accounting requirements applicable in the industries in which the Corporation or any of its Subsidiaries conducts business;

(4) any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity, in each case after the date hereof;

(5) any natural disaster affecting Africa;

(6) any epidemic, pandemic or outbreaks of illness or disease affecting Africa;

(7) any action taken (or omitted to be taken) by the Corporation or any of its Subsidiaries which is expressly required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement;

(8) any actions taken (or omitted to be taken) upon the express written request of the Purchaser; or

(9) any change in the market price or trading volumes of any securities of the Corporation (it being understood that the causes underlying such change in market price or trading volumes (other than those in clauses (1) through (8) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, if any change, event, occurrence, effect, state of facts or circumstance referred to in clauses (1) through and including (6) above, materially and disproportionately adversely effects the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses in which the Corporation and its Subsidiaries operate, such change, event, occurrence, effect, state of facts or circumstance may be taken into account in determining whether a Material Adverse Effect has occurred and references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred.

"Material Contract" means any Contract, other than: (i) any intercompany Contract among the Corporation and/or its Subsidiaries, and (ii) any Contract between the Purchaser and the Corporation:

(1) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(2) that relates to the exploration or relates to the future construction, start up, operation or production at the Imbo Project or any other material property of the Corporation or any Subsidiary;

(3) relating directly or indirectly to indebtedness for borrowed money under which indebtedness in excess of Cdn$50,000 is or may become outstanding, or to the guarantee, support or assumption or any similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person other than the Corporation or any of its Subsidiaries in excess of Cdn$50,000;

(4) under which the Corporation or any of its Subsidiaries is obligated to make (other than an employment Contract) payments in excess of Cdn$50,000 or under which the Corporation or any of its Subsidiaries or other contracting entities, expects to receive payments in excess of Cdn$50,000, in each case over the 12 month period preceding the Arrangement Agreement or in any 12 month period following the date of the Arrangement Agreement, or which contains minimum purchase commitments or other terms that expressly restricts or limits in any material respect the purchasing or selling ability of the Corporation or any of its Subsidiaries;

(5) that is a collective bargaining agreement or other labour Contract with any labour union, works council, employee association or other labour organization;

(6) with a Governmental Entity, including any settlement, conciliation or similar agreement or pursuant to which the Corporation or a Subsidiary will have any material outstanding obligation after the date of the Arrangement Agreement;

(7) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds Cdn$50,000;

(8) relating to any litigation or settlement thereof which does or which would reasonably be expected to have actual or contingent obligations or entitlement of the Corporation or any of its Subsidiaries in excess of Cdn$50,000 and which have not been fully satisfied prior to the date of the Arrangement Agreement;

(9) that expressly limits or restricts in any material respect (A) the ability of the Corporation or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or conduct business;

(10) that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Corporation or any of its Subsidiaries is a partner, member or joint venturer (or other participant) that is material to the Corporation and its Subsidiaries, taken as a whole, but excluding any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Corporation;

(11) that contains express exclusivity or non-solicitation obligations (excluding any Contracts with Corporation Service Providers) or grants "most-favoured nation" or similar rights in each case in favour of a third party;

(12) providing for the acquisition or disposition by the Corporation or any of its Subsidiaries of any business, division or product line (whether by merger, amalgamation, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any other Person for consideration in excess of Cdn$50,000, in each case, pursuant to which any material obligations of the Corporation or any of its Subsidiaries remain outstanding;

(13) restricting the incurrence of indebtedness by the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries, or restricting the payment of dividends by the Corporation;

(14) that obligates the Corporation or any of its Subsidiaries to make or commit to make any capital expenditure which individually or in the aggregate exceeds Cdn$50,000 during the remaining term of the Contract;

(15) relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions which individually or in the aggregate exceeds Cdn$25,000;

(16) that is a lease, sublease, license, right of way or occupancy agreement for "Corporation Real Property" or "Corporation Surface Access Rights" (as such terms are defined in the Arrangement Agreement), in each case, that is material to the business; or

(17) that (i) is for the employment or engagement of any named executive officer (as defined in Form 51-102F6 - Statement of Executive Compensation) and any employee that reports directly to the Chief Executive Officer of the Corporation or (ii) provides for severance or other termination payments (in excess of those required by applicable Law), change of control payments or any other payments that could be triggered as a result of the Arrangement.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in this Information Circular and agreed to in writing by the Purchaser.

"MI 61-101" means Multinational Instrument 61-101 - Protection of Minority Securityholders in Special Transactions.

"misrepresentation" has the meaning specified in the Securities Act (Ontario) and other Securities Laws.

"Notice of Meeting" means the Notice of Special Meeting of Shareholders of the Corporation accompanying this Information Circular.

"Non-Core Businesses" means the business, assets or other interests of the Corporation specified in the Disclosure Letter.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"OBCA" means the Business Corporations Act (Ontario).

"officer" has the meaning specified in the Securities Act (Ontario).

"Option Agreement" means an agreement evidencing the terms of any Option.

"Optionholders" means, prior to the Effective Time, the holders of Options.

"Options" means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan or otherwise.

"Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, notice, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

"Ordinary Course" means, with respect to an action taken or to be taken, or an inaction taken or to be taken, by the Corporation or any of its Subsidiaries, that such action or inaction is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation and/or such Subsidiary, consistent with past practices.

"OSC" means the Ontario Securities Commission.

"OTCQX" means the OTCQX Market of the OTC Markets Group Inc.

"Outside Date" means April 14, 2026 or such later date as may be agreed to in writing by the Parties, subject to the right of either Party to extend the Outside Date from time to time by a specified period of not less than 30 days (provided that in the aggregate (for both Parties) such extensions shall not exceed 90 days from the original Outside Date) if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain any Regulatory Approval and such Regulatory Approval has not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to effect such extension no later than 5:00 p.m. (Toronto time) on the date that is not less than five days prior to the Outside Date then in effect; provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of such Regulatory Approvals is primarily the result of such Party's wilful breach of its covenants herein.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them, as the context requires.

"Permitted Liens" means only (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate Action diligently conducted for which adequate reserves have been established and maintained on the Financial Statements in accordance with IFRS; (b) workers or unemployment compensation Liens arising in the Ordinary Course; (c) mechanic's, materialman's, supplier's, vendor's or similar Liens arising in the Ordinary Course securing amounts that are not delinquent or past due or being contested in good faith by appropriate Action diligently conducted for which adequate reserves have been established and maintained on the Financial Statements in accordance with IFRS; (d) zoning ordinances, easements and other restrictions of legal record affecting real property which would be revealed by a survey or a search of public records and do not or would not, individually or in the aggregate, interfere with the value, usefulness or occupancy of such real property to the respective businesses of the Corporation or its Subsidiaries as presently conducted and as contemplated to be conducted; and (v) purchase money liens securing rental payments under capital lease arrangements reflected on the Financial Statements and listed in the Disclosure Letter.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Personal Information" means any information about an identified or identifiable individual, in any form (whether oral, written or electronic), including any record or data that can be manipulated, linked or matched by any method to identify an individual.

"Plan of Arrangement" means the plan of arrangement under Section 182 of the OBCA, substantially in the form set out in Appendix "C" hereto, subject to any amendments or variations to such plan made in accordance with its terms, the terms of the Arrangement Agreement, the terms of the Interim Order or made at the direction of the Court in the Final Order with the prior consent of the Corporation and the Purchaser, each acting reasonably.

"Postal Strike" has the meaning ascribed thereto under the heading "General Information Concerning the Meeting and Voting - Solicitation of Proxies".

"PRC" means the People's Republic of China, which for the purpose of the Arrangement Agreement only, excludes Hong Kong, Taiwan and Macao.

"Privacy Laws" means all Laws concerning the Processing or protection of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada) and any applicable substantially similar provincial legislation.

"Process", "Processing", and similar terms, means to collect, create, receive, acquire, access, store, maintain, retain, use, analyze, modify, manipulate, handle, copy, transmit, transfer, disclose, communicate, aggregate, anonymize, de-identify, destroy, erase, or dispose of.

"Purchaser" means Chengtun Gold Ontario Inc., a corporation existing under the laws of the Province of Ontario, Canada.

"Purchaser Termination Fee Event" has the meaning specified in the Information Circular under "Expenses and Termination Fee".

"Record Date" means the record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting, being the close of business on November 10, 2025, pursuant to the Interim Order.

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals, (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the transactions contemplated by the Arrangement Agreement, including any consent or approval that becomes required subsequent to the date hereof as a result of steps taken by a Governmental Entity pursuant to a Law.

"Registered Shareholder" means a registered holder of Shares as recorded in the Shareholder register of the Corporation.

"Registered Warrantholder" means a registered holder of Warrants as recorded in the Warrantholder register of the Corporation.

"Representative" means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries or affiliates.

"Resolute" means Resolute Canada 2 Pty Ltd.

"Securities" means, collectively, the Shares, Options and Warrants.

"Securities Authority" means the OSC, any other applicable securities commission or regulatory authority, including any stock exchange or "over the counter" market on which the Shares are listed or posted for trading, of a province or territory of Canada or any other jurisdiction with authority in respect of the Parties and/or their respective Subsidiaries.

"Securities Laws" means the Securities Act (Ontario) and any other applicable Canadian provincial and territorial rules, orders, notices, promulgations and regulations and published policies thereunder, the applicable rules and regulations of the U.S. Securities Act of 1933, as amended, and/or the U.S. Exchange Act, as amended, and any U.S. state securities laws, the applicable rules and policies of the TSX, the FSE and any other stock exchange or "over the counter" market on which the Corporation's securities are listed or posted for trading and, where applicable, applicable securities laws and regulations of other jurisdictions as they may apply to the securities of the Corporation.

"Securityholders" means, collectively, the Shareholders, Optionholders and Warrantholders.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

"Share Certificate" means a share certificate of the Corporation representing one or more Shares.

"Shareholders" means the registered and/or beneficial holders of Shares.

"Shares" means the common shares in the capital of the Corporation.

"Software" means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

"Special Committee" means the special committee of the Board consisting solely of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by the Arrangement Agreement.

"Specified Service Provider Payments" means the payments to Specified Service Providers set out in the Disclosure Letter.

"Specified Service Providers" means the Corporation Service Providers of the Corporation listed in the Disclosure Letter and "Specified Service Provider" means any one of them.

"Stifel" means Stifel Nicolaus Canada Inc.

"Stifel Engagement Agreement" between the Corporation and Stifel dated February 7, 2025, as amended by an amending letter dated September 19, 2025.

"Stock Option Plan" means the stock option plan of the Corporation, last approved by Shareholders on June 30, 2023.

"Subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

"Superior Proposal" means any bona fide written Acquisition Proposal to acquire not less than all of the outstanding Shares (other than Shares held by the Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the assets of the Corporation on a consolidated basis, and that:

(1) complies with Laws in all material respects and did not result from or involve a breach of: (i) Article 5 of the Arrangement Agreement; or (ii) any agreement between any one or more of the Persons making such Acquisition Proposal or their Affiliates and the Corporation;

(2) is made in writing after the date of the Arrangement Agreement, including any variation or other amendment of any Acquisition Proposal made prior to the date of the Arrangement Agreement, and subject to binding terms or a definitive agreement binding such Person(s) submitting the Acquisition Proposal;

(3) is not subject to any financing condition or other material regulatory approval or review conditions, and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal, including as required to pay the Termination Fee, and is supported by binding commitments or executed agreements from financing sources subject only to customary conditions;

(4) is not subject to a due diligence or access to information condition, and is accompanied by a representation that all necessary diligence review has been completed or irrevocably waived;

(5) is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal (including the likelihood of obtaining all required shareholder, regulatory and third-party approvals);

(6) in respect of which the Board (or any relevant committee thereof) determines, in its good faith judgment, after consulting with its outside legal counsel and financial advisors: would, if consummated in accordance with its terms but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5 of the Arrangement Agreement).

"Supporting Securityholders" means, collectively, the Securityholders that have executed Voting and Support Agreements, including all of the directors and executive officers of the Corporation as well as Resolute Canada 2 Pty Ltd.

"Tax Act" means the Income Tax Act (Canada).

"Tax Regulations" means the Income Tax Regulations (Canada).

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, documents, designations, disclosures, schedules, attachments, filings, and statements (including any amendments, and estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (whether in tangible, electronic or other form).

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employer health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on amounts of the type described in clause (i) above or this clause (ii) and any liability for any of the foregoing as a result of an obligation to indemnify another Person or being a transferee or successor in interest.

"Technical Report" means the technical report entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo", with an effective date of December 15, 2021 prepared for the Corporation by Minecon Resources and Services Limited and New Senet (PTY) Ltd.

"Termination and Release Agreement" means a termination and release agreement, in form and substance satisfactory to the Purchaser (acting reasonably) entered into on the date hereof or to be entered into prior to the Effective Time by each Specified Service Provider, pursuant to which a Specified Service Provider, among other things: (a) to the extent applicable, agrees to the change of control or other payment to which they will be entitled as a result of the consummation of the transactions contemplated by the Arrangement Agreement; and (b) releases the Corporation of any further monetary or other obligations arising out of or related to any wages, salary, severance payment, change of control entitlements, awards, incentives or termination pay that may be due or payable under any employment, compensation or other similar agreements.

"Termination Fee" has the meaning specified in this Information Circular under "The Arrangement Agreement - Expenses and Termination Fee".

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"Voting and Support Agreement" has the meaning specified in this Information Circular under "The Arrangement - Voting and Support Agreements".

"Warrant Certificate" means a certificate evidencing the terms of any Warrant.

"Warrant Indenture" means an indenture governing the terms of any Warrant.

"Warrantholders" means, prior to the Effective Time, the holders of Warrants.

"Warrants" means the outstanding warrants of the Corporation to purchase Shares.

"wilful breach" means a material breach that is a consequence of an act undertaken or a failure to act undertaken by the Breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of the Arrangement Agreement.

CONSENT OF STIFEL NICOLAUS CANADA INC.

We refer to the fairness opinion letter of our firm dated October 12, 2025 (the "Fairness Opinion") forming part of the management information circular dated November 10, 2025 (the "Information Circular") of Loncor Gold Inc. (the "Corporation") which we prepared for the board of directors of Corporation in connection with the Arrangement (as defined in the Information Circular).  We hereby consent to the inclusion of the Fairness Opinion, the inclusion of a summary of the Fairness Opinion and all references to our firm name and Fairness Opinion, in the Information Circular.

(signed) "Stifel Nicolaus Canada Inc."

STIFEL NICOLAUS CANADA INC.

November 10, 2025

APPENDIX "A"
FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a) The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") of Loncor Gold Inc. (the "Corporation"), as more particularly described and set forth in the management proxy circular of the Corporation (the "Circular") dated November 10, 2025 accompanying the notice of this meeting, as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated October 14, 2025, between Chengtun Gold Ontario Inc. and the Corporation (as it may from time to time be amended, modified or supplemented, the "Arrangement Agreement"), is hereby authorized, approved and adopted.

(b) The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the "Plan of Arrangement"), the full text of which is set out in Appendix "C" to the Circular, is hereby authorized, approved and adopted.

(c) The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, as well as the Corporation's application for an interim order from the Superior Court of Ontario (the "Court"), are hereby ratified and approved.

(d) The Corporation is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(f) Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(g) Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX "B"
DISSENT PROVISIONS OF THE OBCA

SECTION 185 OF THE OBCA

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)  amalgamate with another corporation under sections 175 and 176;

(d)  be continued under the laws of another jurisdiction under section 181;

(d.1)  be continued under the Co-operative Corporations Act under section 181.1;

(d.2)  be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)  sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.  R.S.O. 1990, c. B.16, s. 185 (1); 2017, c. 20, Sched. 6, s. 24.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)  clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)  subsection 170 (5) or (6).  R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.  2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.  R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.  R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.  R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).  R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.  R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.  R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)  the shareholder's name and address;

(b)  the number and class of shares in respect of which the shareholder dissents; and

(c)  a demand for payment of the fair value of such shares.  R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.  R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.  R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)  the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).  R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)  to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)  if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)  to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)  to be sent the notice referred to in subsection 54 (3).  2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)  to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)  to be sent the notice referred to in subsection 54 (3).  2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.  R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.  R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.  R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).  R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.  R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)  has sent to the corporation the notice referred to in subsection (10); and

(b)  has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.  R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.  R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).  R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.  R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.  R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.  R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.  1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.  1994, c. 27, s. 71 (24).

APPENDIX "C"
PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 5.1 of this Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated October 14, 2025 between the Purchaser and the Corporation (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Hong Kong or the PRC.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Consideration" means $1.38 in cash, without interest.

"Convertible Security" means a Corporation Option and Corporation Warrant, as applicable.

"Corporation" means Loncor Gold Inc.

"Corporation Options" means any outstanding options to purchase Shares issued pursuant to the Corporation's Stock Option Plan or otherwise.

"Corporation Warrants" means the outstanding warrants to purchase Shares.

"Court" means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

"Depositary" means such Person as the Purchaser may appoint to act as depositary for the Shares in relation to the Arrangement, with the approval of the Corporation, acting reasonably.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Shareholder" means a registered Shareholder as of the record date of the Meeting who has properly and validly exercised its Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Shares.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Final Order" means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX.

"Interim Order" means the interim order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, order, injunction, judgment, decree, ruling, award, writ, or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), defect of title or encumbrance of any kind.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

"OBCA" means the Business Corporations Act (Ontario).

"Option Agreement" means an agreement evidencing the terms of any Corporation Option.

"Parties" means the Corporation and the Purchaser and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 5.1, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

"PRC" means the People's Republic of China, which for the purpose of this Plan of Arrangement only, excludes Hong Kong, Taiwan and Macao.

"Purchaser" means Chengtun Gold Ontario Inc.

"Securities Authority" means the Ontario Securities Commission, any other applicable securities commission or regulatory authority, including any stock exchange or "over the counter" market on which the Shares of the Corporation are listed or posted for trading, of a province or territory of Canada or any other jurisdiction with authority in respect of the Parties and/or their respective Subsidiaries.

"Securityholders" means, collectively, the Shareholders and the holders of Convertible Securities.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the capital of the Corporation and any preference shares in the capital of the Corporation.

"Tax Act" means the Income Tax Act (Canada).

"Warrant Certificate" means a certificate evidencing the terms of any Corporation Warrant.

"Warrant Indenture" means an indenture governing the terms of any Corporation Warrant.

Section 1.2 Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2) Currency. All references to dollars or to $ are references to Canadian dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words "including," "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of," "the total of," "the sum of," or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement," "hereof," "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5) Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(7) Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement

This Plan of Arrangement constitutes an arrangement under Section 182 of the OBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Shareholders), any agent or transfer agent of the Corporation and the Depositary at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(1) each Corporation Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable Option Agreement in relation thereto, shall be unconditionally vested and exercisable, and shall be, without any further action by or on behalf of the holder of such Corporation Option, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.4, a cash payment (without interest) by or on behalf of the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation Option, multiplied by the number of Shares such Corporation Option entitles the holder to purchase, and each such Corporation Option shall immediately be cancelled and terminated and, for certainty where such amount is zero or negative for any such Corporation Option, none of the Corporation, the Purchaser or any other Person shall be obligated to, and the holder shall not be entitled to, any payment in respect of such Corporation Option, and, with respect to each Corporation Option that is surrendered pursuant to this Section 2.3(1), as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such Corporation Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Option, or under the Stock Option Plan or Option Agreement, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(1), (C) such holder's name shall be removed from the applicable register of Corporation Options, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(2) each outstanding Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens), and:

(a) such Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by the Purchaser in accordance with ARTICLE 3;

(b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(3) each outstanding Share (other than (i) Shares held by any Dissenting Shareholder who has validly exercised such holder's Dissent Rights and (ii) Shares held by the Purchaser) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, and

(a) the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(b) the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c) the Purchaser shall be recorded on the register of holders of Shares maintained by or on behalf of the Corporation as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(4) each Corporation Warrant, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of any applicable Warrant Certificate and Warrant Indenture in relation thereto, shall be unconditionally vested and exercisable and shall be, without any further action by or on behalf of the holder of such Corporation Warrant, deemed to be surrendered, assigned and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.4, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration exceeds the exercise price of such Corporation Warrant, multiplied by the number of Shares that such Corporation Warrant entitles the holder to purchase, and each such Corporation Warrant shall immediately be cancelled and terminated and, for certainty where such amount is zero or negative for any such Corporation Warrant, none of the Corporation, the Purchaser or any other Person shall be obligated to, and the holder shall not be entitled to, any payment in respect of such Corporation Warrant, and, with respect to each Corporation Warrant that is surrendered pursuant to this Section 2.3(4), as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such Corporation Warrant, (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Warrant, or under the applicable Warrant Certificate or Warrant Indenture, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(4), (C) such holder's name shall be removed from the applicable register of Corporation Warrants, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled; and

(5) the Purchaser shall cause the Corporation to file an election to cease to be a "public corporation" under subsection 89(1) of the Tax Act.

ARTICLE 3
DISSENT RIGHTS

Section 3.1 Dissent Rights

(1) Registered Shareholders as of the record date of the Meeting may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (Toronto time) on the date that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2) Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(2) and, if they:

(a) are ultimately entitled to be paid fair value for such Shares by the Purchaser: (i) shall be deemed not to have participated in the transactions in ARTICLE 2 (other than Section 2.3(2)); (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser which fair value shall, notwithstanding anything to the contrary contained in Part XIV of the OBCA, be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b) are ultimately not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which holders of Shares who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof (less any amounts withheld pursuant to Section 4.4).

Section 3.2 Recognition of Dissenting Shareholders

(1) In no case shall the Corporation, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered Shareholder in respect of which such rights are sought to be exercised.

(2) In no case shall the Corporation, the Purchaser or any other Person be required to recognize any Shareholder who exercises Dissent Rights as a Shareholder after the Effective Time.

(3) Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof (less any amounts withheld pursuant to Section 4.4).

(4) In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Convertible Securities and (b) Shareholders who vote or have instructed a proxyholder to vote their Shares in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the Shareholders (other than the Purchaser or its affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of applicable withholdings for the benefit of the Shareholders. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(2) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(3), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque, wire or other form of immediately available funds representing the cash payment to which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(3) On or as soon as practicable after the Effective Date, the Corporation shall deliver, to each holder of Corporation Options as reflected on the register maintained by or on behalf of the Corporation in respect of such Corporation Options, through the payroll or equity plan management system of the Corporation and its Subsidiaries (or such other manner as the Corporation may elect or as otherwise directed by the Purchaser including with respect to the timing and manner of such delivery, but in any event in readily available funds), the cash payment, if any, which such holder of Corporation Options has the right to receive under this Plan of Arrangement for such Corporation Options less any amount withheld pursuant to Section 4.4.

(4) On or as soon as practicable after the Effective Date, the Purchaser shall deposit, or arrange to be deposited, for the benefit of the holders of Corporation Warrants (other than the Purchaser or its affiliates), cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, to be received by the holders of Corporation Warrants for such Corporation Warrants.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corporation Warrants that were transferred pursuant to Section 2.3(4), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holders of Corporation Warrants represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque, wire or other form of immediately available funds representing the cash payment to which such holder has the right to receive under the Arrangement for such Corporation Warrants, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(5) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares or Corporation Warrants shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Shares or Corporation Warrants not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder or holder of Corporation Warrants, as applicable, of any kind or nature against or in the Corporation or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(6) Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares or Convertible Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(7) No holder of Shares or Convertible Securities shall be entitled to receive any consideration with respect to such Shares or Convertible Securities other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Shares or Corporation Warrants that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register or warrant register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Shares or Corporation Warrants, as applicable, under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Adjustment to Consideration

If, on or after the date of the Arrangement Agreement: (i) the Corporation sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, (ii) the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares, are changed into a different number of Shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, merger, issuer bid, exchange offer or similar transaction, or (iii) at the Effective Time, the Corporation's representations and warranties in Schedule C(7) of the Arrangement Agreement are not true in any non-de minimis respect, then the Consideration and any other dependent items will be equitably adjusted and as so adjusted will, from and after the date of such event, be the Consideration or other dependent item.

Section 4.4 Withholding Rights

Each of the Purchaser, the Corporation, the Depositary or any other Person that makes a payment to any Person hereunder, or pursuant to the Arrangement, shall be entitled to deduct and withhold from the amounts otherwise payable under the Arrangement Agreement and this Plan of Arrangement (including any amounts payable pursuant to Section 3.1) to any Person, such amounts as it may be required to deduct and withhold with respect to such payment under the Tax Act or any provision of any other Law relating to Taxes and remit such withheld amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted, withheld and remitted, such amounts shall be treated for all purposes of the Arrangement Agreement and this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

Section 4.5 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Corporation, the Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding, absent manifest error.

Section 4.6 No Liens

Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares and Convertible Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares or Convertible Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments

(1) The Corporation and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Corporation and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation or the Purchaser at any time prior to the Meeting (provided that the Corporation or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Corporation and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Shareholders or (ii) is an amendment contemplated in Section 5.1(5).

(5) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

(6) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX "D"
FAIRNESS OPINION

(See attached)

Stifel Nicolaus Canada Inc. 161 Bay Street West, Suite 3800 Toronto, ON M5J 2S1 Tel: (416) 367-8600

October 12, 2025

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, ON M2P 2B8

To the Board of Directors and the Special Committee of the Board of Directors of Loncor Gold Inc.

Dear Sirs:

Stifel Nicolaus Canada Inc. ("Stifel", "us" or "we") understands that Loncor Gold Inc. ("Loncor" or the "Company") has entered into an arrangement agreement (the "Arrangement Agreement") with Chengtun Mining Group Co., Ltd., through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively "Chengtun") pursuant to which, among other things, Chengtun will acquire all of the issued and outstanding common shares of Loncor not already owned by Chengtun (the "Loncor Shares") by way of a court approved plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (Ontario), which transaction is referred to herein as the "Arrangement".

The Arrangement

Pursuant to the Arrangement, holders of Loncor Shares will receive C$1.38 in cash for every one (1) common share of Loncor (the "Consideration"). The terms of the Arrangement are more fully described in the Arrangement Agreement.

The Arrangement is subject to certain conditions, including, among other things, the approval of: (a) at least 66 2/3% of the votes cast by the shareholders of Loncor, and the holders of any other securities of Loncor that may be determined by the court, pursuant to its interim order, entitled to vote on the Arrangement, present in person or by proxy at the special meeting of holders of Loncor Shares ("Loncor Shareholders") to be called and held to consider the Arrangement (the "Special Meeting") (b) such minority approval as may be required by Multilateral Instrument 61-101 - Protection of Minority Security holders in Special Transactions ("MI 61-101") and/or the Toronto Stock Exchange ("TSX") at the Special Meeting, (c) approval of the Ontario Superior Court of Justice, and (d) receipt of required regulatory approvals.

Stifel's Engagement

The Board of Directors of Loncor (the "Board") retained Stifel to act as its financial advisor pursuant to an engagement letter dated as of February 7, 2025, and amendment letter dated as of September 19, 2025 (collectively, the "Engagement Letter"). Pursuant to the Engagement Letter, Stifel has agreed to, among other things, deliver, at the request of the Special Committee of the Board (the "Special Committee"), an opinion (the "Opinion") as to whether the Consideration is fair, from a financial point of view, to the Loncor Shareholders. Pursuant to the Engagement Letter, on October 12, 2025, Stifel delivered to the Special Committee of Loncor, its verbal opinion that the Consideration was fair, from a financial point of view, to Loncor Shareholders.

The Engagement Letter provides that Stifel will be paid by Loncor, for the services provided thereunder: a) a fee for the provision of the Opinion which is not contingent on the successful outcome of the Arrangement; b) a success fee which is contingent on the completion of the Transaction; and c) the reimbursement of certain legal and out-of-pocket expenses. In addition, Stifel and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Loncor under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Loncor. In the future, Stifel may in the ordinary course of business, seek to perform financial advisory services or corporate finance services for Loncor, Chengtun, and their associates from time to time.

Stifel has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Loncor or Chengtun, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. Stifel was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and, accordingly, expresses no views thereon. Stifel has assumed, with Loncor's agreement, that the Arrangement is not subject to the delivery of a formal valuation pursuant to the requirements of MI 61-101 and Stifel's engagement does not include, and this Opinion should not be considered to represent, a formal valuation under MI 61-101.

This Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization ("CIRO"), but CIRO has not been involved in the preparation or review of this Opinion.

Credentials of Stifel

Stifel is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors.  As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel is not in the business of providing auditing services. Stifel is a brand name of Stifel Nicolaus Canada Inc., which is a wholly-owned subsidiary of Stifel Financial Corp., a financial institution listed on the New York Stock Exchange.

The Opinion expressed herein represents the opinion of Stifel and the form and content hereof have been approved for release by a group of professionals of Stifel, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel

None of Stifel, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Loncor or Chengtun or any of their respective associates or affiliates (collectively, the "Interested Parties"). During the 24 months preceding the date of this Opinion, none of Stifel or any of its affiliates: a) has been engaged by either of Loncor or Chengtun to provide any financial advisory services or to act as lead or co-lead manager on any offering of securities; b) has or has had a material financial interest in any transaction involving such parties; or c) has had a material involvement in an evaluation, appraisal or review of the financial condition of such parties. None of Stifel or any of its affiliates has a material financial interest in future business under an agreement, commitment or understanding involving such parties.

There are no understandings, agreements or commitments between Stifel and any Interested Parties with respect to any future business dealings, however, Stifel may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. Stifel has been retained by Loncor to, among other things, provide the Opinion to the Special Committee or the Board in respect of the Arrangement.

In the ordinary course of its business, Stifel acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Loncor and Chengtun and, from time to time, may have executed or may execute transactions on behalf of Loncor and Chengtun or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Loncor or Chengtun and/or their respective affiliates or associates.

Scope of Review

Stifel has acted as financial advisor to the Special Committee and to the Board in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Loncor, including information derived from meetings and discussions with the Loncor's management and the Special Committee. Except as expressly described herein, Stifel has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, and among other things, we:

(a) reviewed a substantially complete version of the Arrangement Agreement between Loncor and Chengtun;

(b) reviewed and analyzed certain publicly available information relating to the business, operations, financial condition and trading history of Loncor, including but not limited to its financial statements, technical reports, continuous disclosure documents and other information that Stifel considered relevant;

(c) reviewed public information relating to the business and financial condition of other selected public mining companies that Stifel considered relevant;

(d) performed a comparison of the multiples implied under the terms of the Arrangement with those implied from recent precedent acquisitions involving companies that Stifel deemed relevant and reviewed the consideration paid for such companies or the shares thereof;

(e) performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(f) performed a comparison of the Consideration to be paid to the Loncor Shareholders to the recent trading levels of securities of Loncor;

(g) reviewed certain technical information and analyses prepared by the management of Loncor relating to Loncor's assets;

(h) had discussions with members of the Board and management of Loncor with regard to, among other things, the business, past and current operations, current financial condition and future potential of Loncor;

(i) reviewed various equity research reports and industry sources regarding Loncor and the mining industry; and

(j) considered such other corporate, industry and financial market information, investigations and analyses as Stifel considered necessary or appropriate in the circumstances.

In its assessment, Stifel considered several methodologies, analyses and techniques and used a combination of those approaches in order to produce the Opinion. Stifel based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on Stifel's professional experience.

Stifel has not, to the best of its knowledge, been denied access by Loncor to any information requested by Stifel.  Stifel did not meet with the auditors of Loncor or Chengtun and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of Loncor and Chengtun, and the reports of the auditors thereon, and the unaudited interim financial statements of Loncor and Chengtun.

Assumptions and Limitations

With Loncor's approval and as provided for in the Engagement Letter, Stifel has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all financial, technical and other information, data, documents, advice, materials, opinions and representations obtained by Stifel from public sources, including information relating to Loncor, Chengtun and the Arrangement, or provided to Stifel by Loncor, Chengtun and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively, the "Information") and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, Stifel has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of Loncor have in separate certificates delivered on behalf of the Company represented to Stifel, as at the date hereof, among other things, that the Information provided by Loncor with respect to Loncor (the "Loncor Information") is true and correct in all material respects at the date the Loncor Information was provided to Stifel, and did not and does not, contain a misrepresentation (as defined in the Securities Act (Ontario)) and that, since the date the Loncor Information was provided to Stifel, there has been no material change, no change in a material fact (as such terms are defined in the Securities Act (Ontario)) and no new material fact, financial or otherwise, in Loncor's financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects, which is of such a nature as to render any portion of the Loncor Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

Stifel was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, expresses no view thereon. Stifel was also not engaged to review the quality, quantity or mining economics of the mineral reserves and resources of any of the assets of Loncor or Chengtun from a technical, engineering or geological standpoint and, accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Loncor and Chengtun, and Stifel has assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course, that all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification, that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement:  (i) without additional material costs or liabilities to Loncor; (ii) without waiver of, or amendment to, any term or condition thereof that is any way material to our analyses; and (iii) in compliance with all applicable laws; and that the disclosure relating to Loncor, Chengtun and the Arrangement set forth in any disclosure documents prepared by Loncor or Chengtun will be accurate and complete, and will comply with the requirements of all applicable laws.

The Opinion is rendered as of October 12th, 2025 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Loncor as they were reflected in the Information and as they were represented to Stifel in discussions with the management of Loncor. In rendering the Opinion, Stifel has assumed that there are no material changes or material facts relating to Loncor or Chengtun, or their respective businesses, operations, capital or future prospects which have not been publicly disclosed.  Any changes therein may affect the Opinion and, although Stifel reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today.

Stifel believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and is not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  In arriving at the Opinion, Stifel has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel based on Stifel's experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, Stifel made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.  While, in the professional opinion of Stifel, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

In addition, the Opinion is not and should not be construed as, advice as to the price at which Loncor or Chengtun shares may trade at any future date.

Fairness Methodology

In support of this Opinion, Stifel has performed certain analyses on Loncor based on those methodologies and assumptions that we considered appropriate in the circumstances for the purpose of providing this Opinion. In the context of this Opinion, we considered, among other things, the following methodologies:

i. Historical share price trading analysis

ii. Precedent transaction analysis

iii. Comparable multiple analysis

iv. Standalone comparative analysis

v. Certain other qualitative factors

Historical share price trading analysis:

Stifel reviewed the trading history of Loncor Shares over the last twelve months on the TSX Exchange ("TSX") taking into consideration the relative performance, 52-week intraday low to high per share trading price ranges, and other market statistics deemed relevant to Stifel in its analysis of the Consideration.

Precedent transaction analysis:

Stifel considered transaction multiples (price to net asset value ("NAV") and enterprise value to total resources) in the context of the purchase or sale of public companies involving junior gold development companies that Stifel considered relevant (the "Precedent Transactions"). Stifel also reviewed premiums paid to shareholders of target companies in the Precedent Transactions calculated with reference to closing prices as well as volume weighted average prices of each company's shares for the 20-day and 30-day periods prior to announcement of each transaction.

Comparable multiple analysis:

Stifel compared public market trading statistics of Loncor to corresponding data from selected publicly-traded gold development companies that we considered relevant (the "Comparable Companies Trading Analysis"). Stifel considered the price to model NAV ("P/NAV") and enterprise value to total in-situ resources multiple ("EV/oz") to be the most relevant metrics for purposes of the Comparable Companies Trading Analysis. Stifel examined multiples based on EV/oz for each of the comparable companies and then compared those multiples to Loncor.

For the Comparable Companies Trading Analysis and Precedent Transaction Analysis mentioned above, Stifel used a range represented by the 25th percentile and the 50th percentile of data points surveyed by us in our analysis. We consider this range appropriate in the context of the transaction.

Standalone comparative analysis:

Stifel considered the potential present value of Loncor Shares on a "standalone" basis, after making assumptions with respect to future equity and debt financing requirements in order to bring the Adumbi project into commercial production taking into account current resources (as contemplated under National Instrument 43-101 - Standards of Disclosure for Mineral Project) and discussions with Loncor management as it pertains to future potential development. As part of this analysis, assumptions were also made with regards to the future trading value of Loncor and current shareholders' relative ownership, based on price to NAV multiples for similarly staged gold companies as well as assumptions with regards to future debt financings for the determination of the dilutive impacts of future equity capital raises.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, Stifel is of the opinion that, as at the date hereof, the Consideration to be paid by Chengtun to the Loncor Shareholders under the Arrangement is fair, from a financial point of view, to the Loncor Shareholders.

The Opinion has been provided solely for the use of the Special Committee and the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the prior written consent of Stifel.

Other than as authorized herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without Stifel's prior written consent. Loncor is expressly authorized to reproduce, disseminate, quote from, include or refer to the Opinion of Stifel in the documentation prepared and to be prepared by Loncor in connection with the Arrangement, including but not limited to press releases, information circulars and legal proceedings, as well as to the extent required for Loncor to satisfy its disclosure obligations under securities legislation.

Yours very truly,

Stifel Nicolaus Canada Inc.

APPENDIX "E"
INTERIM ORDER

(See attached)

E-1

Court File No. CL-25-00753570-0000

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 10TH
)
)
JUSTICE J. DIETRICH		DAY OF NOVEMBER, 2025

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS

CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL

PROCEDURE, R.R.O. 190, REG. 194, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF LONCOR GOLD
INC. INVOLVING ITS SHAREHOLDERS AND CHENGTUN GOLD ONTARIO INC.

INTERIM ORDER

THIS MOTION made by the Applicant, Loncor Gold Inc. ("Loncor"), for an interim order for advice and directions pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, C. B.16, as amended, (the "OBCA") was heard this day by video conference.

ON READING the Notice of Motion, the Notice of Application issued on November 3, 2025 and the affidavit of Arnold Kondrat sworn November 5, 2025, (the "Kondrat Affidavit"), including the proposed Plan of Arrangement, which is attached as Appendix "C" to the draft management information circular of Loncor (the "Information Circular"), which is attached as Exhibit A to the Kondrat Affidavit, and on hearing the submissions of counsel for Loncor and counsel for Chengtun Gold Ontario Inc. ("Chengtun"), and on being advised that the Director appointed under the OBCA (the "Director") does not consider it necessary to appear.

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Loncor is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares") in the capital of Loncor to be held at the offices of Dickinson Wright LLP, 199 Bay Street, Suite 2200, Toronto, Ontario on December 11, 2025 at 11:00 a.m. (Toronto time) in order for the Shareholders to consider and, if thought advisable, pass a special resolution approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the "Notice of Meeting"), and the articles and by-laws of Loncor, subject to what may be provided hereafter and subject to further order of this court.

4. THIS COURT ORDERS that the record date (the "Record Date") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be the close of business on November 10, 2025.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a) the Shareholders or their respective proxyholders;

b) holders of any options (the "Options") to purchase Shares (the "Option Holders");

c) holders of any warrants (the "Warrants" and collectively with the Options, the "Convertible Securities") to purchase Shares (the "Warrant Holders" and collectively with the Option Holders, the "Convertible Securityholders");

d) the officers, directors, auditors and advisors of Loncor;

e) representatives and advisors of Chengtun;

f) the Director; and

g) other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that Loncor may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Loncor and that a quorum will be present at the Meeting if there are two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that Loncor is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are to correct clerical errors, are non-material / would not, if disclosed, reasonably be expected to affect a Shareholder's decision to vote, or are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraph 12 herein, which would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Loncor may determine.

Amendments to the Information Circular

10. THIS COURT ORDERS that Loncor is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. THIS COURT ORDERS that Loncor, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Loncor may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. THIS COURT ORDERS that, subject to the extent section 262(4) of the OBCA is applicable, in order to effect notice of the Meeting, Loncor shall send or cause to be sent the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Loncor may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), as follows:

a) to the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Loncor, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Loncor;

ii) by delivery, in person or by recognized courier service or inter- office mail, to the address specified in (i) above; or

iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Loncor, who requests or consents to such transmission in writing and, if required by Loncor, who is prepared to pay the charges for such transmission;

b) to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer;

c) to the directors and auditors of Loncor, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and

d) to the Ontario Securities Commission, by electronic filing;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that Loncor is hereby directed to distribute the Information Circular (including the Notice of Application and this Interim Order) (collectively, the "Court Materials") to the Convertible Securityholders by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b) above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Loncor or its registrar and transfer agent or warrant agent at the close of business on the Record Date.

14. THIS COURT ORDERS that accidental failure or omission by Loncor to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Loncor, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Loncor, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that Loncor is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Loncor may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Loncor may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that Loncor is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Loncor may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Loncor is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Loncor may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Loncor deems it advisable to do so.

18. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4.1)(a) of the OBCA: (a) may be deposited at the registered office of Loncor or with the transfer agent of Loncor as set out in the Information Circular; and (b) any such instruments must be received by Loncor or its transfer agent not later than the last business day preceding the date of the Meeting or any adjournment or postponement thereof.

Voting

19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by

(i) an affirmative vote of at least two-thirds (662/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders, voting as a single class; and

(ii) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, other than any other persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Regulatory Authorities, but subject to the exemptions noted therein and any exemptions granted thereunder..

Such votes shall be sufficient to authorize Loncor to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Loncor (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for one Share held.

Dissent Rights

22. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Loncor in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Loncor at its registered office no later than 5:00 p.m. (Toronto time) on the date that is two business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Court.

23. THIS COURT ORDERS that, notwithstanding section 185(4) of the OBCA, Chengtun, not Loncor, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in subsections 185(4) and 185(14) to 185(30), inclusive, of the OBCA (except for the second reference to the "corporation" in subsection 185(15)) shall be deemed to refer to Chengtun in place of the "corporation", and Chengtun shall have all of the rights, duties and obligations of the "corporation" under subsections 185(14) to 185(30), inclusive, of the OBCA.

24. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Chengtun for cancellation in consideration for a payment of cash from Chengtun equal to such fair value; or

ii) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Loncor, Chengtun or any other person be required to recognize such Shareholders as holders of Shares of Loncor at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Loncor register of holders of Shares at that time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Loncor may apply to this Court for final approval of the Arrangement.

26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Loncor, with a copy to counsel for Chengtun, as soon as reasonably practicable, and, in any event, no less than four days before the hearing of this Application at the following addresses:

Dickinson Wright LLP

199 Bay Street, Suite 2200

Commerce Court West

Toronto ON M5L 1G4

Attention: Geoffrey Farr and David Seifer

Emails: gfarr@dickinson-wright.com and dseifer@dickinson-wright.com

Lawyers for Loncor

Dentons Canada LLP

77 King Street West, Suite 400

Toronto, ON M5K 0A1

Attention: Alex Farcas, Ben Iscoe and Ara Basmadjian

Email: alex.farcas@dentons.com, benjamin.iscoe@dentons.com and ara.basmadjian@dentons.com

Lawyers for Chengtun

28. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) Loncor;

ii) Chengtun;

iii) the Director; and

iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29. THIS COURT ORDERS that any materials to be filed by Loncor in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

30. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Service and Notice

31. THIS COURT ORDERS that Loncor and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Shareholders, Convertible Securityholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

32. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, the Convertible Securities or other rights to acquire Shares, or the articles or by-laws of Loncor, this Interim Order shall govern.

Extra-Territorial Assistance

33. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

34. THIS COURT ORDERS that Loncor shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE, R.R.O. 190, REG. 194, AS

AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF LONCOR GOLD INC. INVOLVING ITS SHAREHOLDERS AND CHENGTUN GOLD ONTARIO INC.

Court File No. CL-25-00753570-0000

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

DICKINSON WRIGHT LLP 199 Bay Street, Suite 2200, Box 447 Toronto, ON M5L 1G4

DAVID Z. SEIFER (77474F) dseifer@dickinsonwright.com Tel: 416-646-6867 Lawyers for the Applicant

APPENDIX "F"
NOTICE OF APPLICATION FOR THE FINAL ORDER

(See attached)

F-1

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Court File No.

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS

CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL

PROCEDURE, R.R.O. 190, REG. 194, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGMENT OF LONCOR GOLD INC.

INVOLVING ITS SHAREHOLDERS AND CHENGTUN GOLD ONTARIO INC.

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following pages.

THIS APPLICATION will come on for a hearing (choose one of the following)

By video conference

at the following location:

Commercial List Court, by Zoom, coordinates to follow before the hearing on December 15, 2025, or such later date as the Court may direct, at 12:00 p.m. ET, or as soon as after that time as the application may be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of

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service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	October 24, 2025	Issued by
Local Registrar
		Address of	Superior Court of Justice
		court office:	330 University Avenue, 9th Floor
Toronto ON
M5G 1R7

TO:	ALL HOLDERS OF SHARES OF LONCOR GOLD INC., ALL HOLDERS OF WARRANTS OF LONCOR GOLD INC. AND ALL HOLDERS OF OPTIONS OF LONCOR GOLD INC., IN EACH CASE AS AT NOVEMBER 10, 2025

AND TO:	ALL DIRECTORS OF LONCOR GOLD INC.

AND TO:	THE AUDITORS OF LONCOR GOLD INC.

AND TO:	THE DIRECTOR APPOINTED UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO)

AND TO:	CHENGTUN GOLD ONTARIO INC.
c/o Dentons Canada LLP
77 King Street West, Suite 400
Toronto, Ontario M5K 0A1

ARA BASMADJIAN (64315H)
Telephone: (416) 863-4647
Email: ara.basmadjian@dentons.com
Lawyers for Chengtun Gold Ontario Inc.

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APPLICATION

1. The Applicant, Loncor Gold Inc. ("Loncor"), makes application for:

(a) an interim order (the "Interim Order") for advice and directions of this Honourable Court pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B 16, as amended (the "OBCA"), with respect to the proposed arrangement (the "Arrangement") of Loncor involving Chengtun Gold Ontario Inc. ("Chengtun") and in particular as to the calling, holding and conducting of a special meeting (the "Meeting") of the holders of shares (collectively, the "Shareholders") of Loncor to consider and, if deemed advisable, to approve a special resolution approving the Arrangement;

(b) a final order (the "Final Order") approving the Arrangement pursuant to subsection 182(5) of the OBCA;

(c) if necessary, an order abridging the time for service and filing of the Notice of Application and Application Record and validating such service or dispensing with service;

(d) such further orders or directions as may be required for the administration of the Arrangement; and

(e) such further and other relief as to this Honourable Court may seem just.

2. The grounds for the application are:

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(a) Loncor is a corporation governed by the provisions of the OBCA and its registered office is located in Toronto. It is a gold exploration company focused on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo;

(b) Loncor's common shares are listed and traded on the Toronto Stock Exchange under the symbol "LN";

(c) Chengtun is a corporation governed by the provisions of the OBCA and its registered office is located in Toronto. It is a holding company incorporated for the purposes of acquiring the common shares of Loncor pursuant to the Arrangement. Chengtun is an indirect subsidiary of Chengtun Mining Group Co., Ltd.;

(d) Loncor wishes to effect a fundamental change in the nature of an arrangement under the provisions of the OBCA;

(e) in connection with the Arrangement, Chengtun will, among other things, acquire all of the issued and outstanding common shares of Loncor (the "Loncor Share(s)") in exchange for $1.38 per Loncor Share;

(f) the Arrangement is an "arrangement" as defined in section 182(1) of the OBCA;

(g) all statutory requirements for an arrangement under the OBCA either have been fulfilled or will be fulfilled by the return date of this Application;

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(h) the directions set out and approvals required in any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application;

(i) the board of directors of Loncor has determined that the Arrangement is in the best interests of Loncor and its Shareholders;

(j) the board of directors of Loncor and the special committee appointed by it have received a fairness opinion which concludes that the Arrangement is fair, from a financial point of view, to the Shareholders;

(k) the Arrangement is procedurally and substantively fair and reasonable for both Shareholders and holders of Loncor options;

(l) this Application has been put forward in good faith for a bona fide business purpose, and has a material connection to the Toronto Region;

(m) service on Shareholders, holders of Loncor options and warrants, and other parties to be served who reside outside of Ontario will be made pursuant to the terms of the Interim Order, section 262 of the OBCA and/or rule 17.02(n) of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194;

(n) the OBCA, including sections 182, 185 and 262 thereof;

(o) National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer - of the Canadian Securities Administrators;

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(p) the Rules of Civil Procedure, including rules 1.04, 1.05, 2.03, 3.02(1), 14.02, 14.05(2), 16.04, 16.08, 17.02, 37, 38 and 39 thereof; and

(q) such further and other grounds as the lawyers may advise and this Honourable Court may permit.

3. The following documentary evidence will be used at the hearing of the application:

(a) an affidavit to be affirmed or sworn on behalf of Loncor and the exhibits thereto, outlining the basis for the Interim Order for advice and directions;

(b) a further or supplementary affidavit, to be affirmed or sworn, and the exhibits thereto, outlining the basis for the Final Order approving the Arrangement, and reporting as to compliance with any Interim Order of this Court and the results of any Meeting conducted pursuant to such Interim Order; and

(c) such further and other evidence as the lawyers may advise and this Honourable Court may permit.

October 24, 2025	DICKINSON WRIGHT LLP
Barristers & Solicitors
199 Bay Street
Suite 2200, Box 447
Commerce Court Postal Station
Toronto, ON M5L 1G4

DAVID Z. SEIFER (77474F) Email: dseifer@dickinsonwright.com Tel: 416-646-6867 Lawyers for the Applicant

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL

PROCEDURE, R.R.O. 190, REG. 194, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGMENT OF LONCOR GOLD

INC. INVOLVING ITS SHAREHOLDERS AND CHENGTUN GOLD ONTARIO

INC.

Court File No.

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

DICKINSON WRIGHT LLP Barristers & Solicitors 199 Bay Street, Suite 2200, Box 447 Commerce Court Postal Station Toronto, ON M5L 1G4

DAVID Z. SEIFER (77474F) dseifer@dickinsonwright.com Tel: 416-646-6867 Lawyers for the Applicant

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If you have any questions or require assistance with voting your shares, please contact:

North American Toll Free Phone: 1-800-530-5189

Local (Collect outside North America): 416-751-2066 Email: info@carsonproxy.com